FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of August, 2007
Commission File Number: 000-29702
WEX Pharmaceuticals Inc.
(Exact name of registrant as specified in its charter)
Suite 1601 - 700 West Pender Street
Vancouver, BC, Canada V6C 1G8
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☐
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☐
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

CERTIFICATE

Re:	WEX Pharmaceuticals Inc. (the “Corporation”) Annual and Special Meeting of Shareholders – September 17, 2007
In connection with the special meeting of shareholders of the Corporation scheduled to be held on September 17, 2007, the undersigned hereby reports that the Corporation has made the arrangements described in paragraphs (a) and (b) of subsection 2.20 of National Instrument 54-101 (“NI 54-101”), and that the Corporation is relying upon section 2.20 of NI 54-101 in abridging the time prescribed in subsections 2.2(1) or 2.5(1) of NI 54-101.
DATED as of the 16th day of August, 2007.

WEX PHARMACEUTICALS INC.
Per:	“Edge Wang”
Dr. Edge Wang
Chief Executive Officer

DIRECTOR, OFFICER AND EMPLOYEE
CODE OF BUSINESS CONDUCT

AND ETHICS
OF
WEX PHARMACEUTICALS INC.
As Adopted by the Board of
Directors on April 28, 2006

DIRECTOR, OFFICER AND EMPLOYEE CODE
OF BUSINESS CONDUCT AND ETHICS
WEX PHARMACEUTICALS INC.
(the “Company”)
1. Preamble
This code of conduct (“Code”) provides general guidance on the conduct expected of directors, officers and employees of the Company. Each director, officer and employee is expected to be familiar with and to adhere to the provisions of this Code. Each director, officer and employee must also recognize that this Code simply provides general guidance and is not a substitute for good judgement. Generally, this Code is designed to promote the following:
•	awareness of areas of ethical risk;

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•	a culture of honesty and accountability;

•	full, fair, accurate, timely, understandable and complete disclosure in reports and documents that the Company files or submits to regulators and in other public communications made by the Company;

•	compliance with applicable governmental laws, rules, regulations and Company policies; and

•	the prompt internal reporting to an appropriate person of violations of the Code.
2. Compliance with Law
The Company expects all directors, officers and employees to comply with all applicable laws, rules and regulations and to be able to recognize potential liabilities, seeking legal advice where appropriate.
In particular, all directors, officers and employees shall comply with laws, rules and regulations prohibiting insider trading. Insider trading is both unethical and illegal and will be dealt with decisively.
The Company expects all directors, officers and employees to comply with this Code and all other Company policies.
Directors, officers and employees must not only comply with the requirements of applicable laws, rules, regulations, policies and this Code, they must ensure that their actions do not give the appearance of violating this Code or indicate a casual attitude towards compliance with laws, rules, regulations, policies and this Code.

If there are any doubts as to whether a course of action is proper or about the application or interpretation of any legal requirement, directors, officers and employees should discuss it with the employee’s supervisor or manager, the Chief Executive Officer (the “CEO”) or a member of the Company’s Audit Committee.
3. Disclosure of Information
It is the Company’s policy to make full, fair, accurate, timely, understandable and complete disclosure of material information concerning the activities of the Company.
Except as required by law, the Company will not disclose confidential information, which includes all non-public information that might be of use to competitors or harmful to the Company or its customers, if disclosed. Confidential information is not to be disclosed by any director, officer or employee unless such disclosure is properly authorized or legally mandated. Questions regarding the appropriateness of disclosing particular information should be discussed with the CEO.
4. Accounting Records and Practices
The Company’s books and records will reflect, in an accurate and timely manner, all Company transactions. In particular, all funds and assets will be properly recorded.
5. Prohibited Payments
Directors, officers and employees are prohibited from paying or accepting any bribe, kickback or any other unlawful payment or benefit to secure any concession, contract or any other favourable treatment. Directors, officers and employees will report any such attempted actions to the CEO or any member of the Audit Committee.
6. Fair Dealing
Each director, officer and employee shall endeavour to deal fairly with the Company’s customers, suppliers, competitors and employees. No director, officer or employee is permitted to take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair-dealing practice.
7. Conflicts of Interest
A conflict of interest occurs when an individual’s private interest interferes in any way – or even appears to interfere – with the interests of the Company as a whole. A conflict situation can arise when a director, officer or employee takes actions or has interests that may make it difficult to perform his or her Company work objectively and effectively. Conflicts of interest also arise when a director, officer or employee, or a member of his or her family, receives improper personal benefits as a result of his or her position in the Company. Loans to, or guarantees of obligations of, such persons are of special concern.

Conflicts of interest are prohibited. Every director, officer and employee must avoid any conflict of interest. Every director, officer and employee shall disclose all circumstances that constitute an actual or apparent conflict of interest. Disclosure shall be made, in the case of directors and officers, to the board of directors, and in the case of employees, to the CEO. When in doubt about whether a conflict of interest exists, directors, officers and employees should discuss the issue with the employee’s supervisor or manager or the CEO.
Directors, officers or employees who find themselves in a conflict of interest must abstain from voting or taking any other action that may impact the outcome of the activity or business transaction in question. Full disclosure enables directors, officers and employees to resolve unclear situations and gives an opportunity to dispose of or appropriately address conflicts of interest before any difficulty arises. However, if the board of directors determines that a potential conflict cannot be cured, the individual will resign from the board, if a director, or from their position with the Company, if an officer or employee.
Where necessary, an employee, officer or director may refer an individual situation to the employee’s supervisor or manager or the CEO, who may recommend actions needed to eliminate or address a conflict of interest.
8. Corporate Opportunities
Directors, officers and employees are prohibited from: (a) taking for themselves personally opportunities that are discovered through the use of corporate property, information or position; (b) using corporate property, information of position for personal gain; and (c) competing with the Company. Directors, officers and employees owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises.
9. Use of Company Property
The Company’s assets must not be misappropriated for personal use by directors, officers or employees.
Directors, officers and employees shall protect the Company’s assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on the Company’s profitability. All Company assets should be used for legitimate business purposes.
10. Safety and Environmental Protection
Safety and environmental protection are fundamental values of the Company and every director, officer and employee has a role in ensuring the Company’s operations comply with safety and environmental legislation and standards.
Each director, officer and employee is responsible for taking all prudent precautions in every activity to ensure both personal safety and the safety of others.
11. Fundamental Rights
The Company is committed to providing all employees a workplace that respects their basic human rights. Each director, officer and employee at the Company has the right to work in an environment that is free from discrimination and harassment, including sexual harassment.

Every director, officer and employee is responsible for taking all reasonable precautions not to demonstrate behaviour that can be reasonably construed as discrimination or harassment.
The Company will take every incident of harassment or discrimination very seriously and any director, officer or employee that is found to have engaged in conduct constituting discrimination or harassment will be disciplined and, in appropriate circumstances, dismissed or removed from office.
The Company encourages reporting of all incidents of discrimination and harassment. Every employee has the right to pursue a complaint without reprisal, retaliation or threat of either, for doing so.
12. Responsibility
Each director, officer and employee must be familiar with and adhere to the provisions of this Code and to the standards set out in the applicable policies of the Company.
Failure to adhere to this Code may lead to disciplinary action, including dismissal or removal from office in appropriate circumstances.
13. Where to Seek Clarification
Directors and officers should refer questions relating to this Code or its application to a particular situation to the CEO or any member of the Audit Committee.
Employees should refer questions relating to this Code or its application to a particular situation to the employee’s supervisor or manager. If the issue is one which the employee feels unable to discuss with the employee’s supervisor or manager, the matter should be discussed with the CEO or any member of the Audit Committee.
All disclosure to an employee’s supervisor or manager, the CEO or any member of the audit committee shall be kept strictly confidential unless, in the sole opinion of such person, the matter disclosed constitutes an actual or potential threat of serious harm to the Company, to another director, officer or employee of the Company or to the general public.
14. Reporting Breaches of this Code
Directors and officers are required to report breaches of this Code, including violations of laws, rules, regulations or Company policies, to the CEO or any member of the Audit Committee.
Employees are required to report breaches of this Code, including violations of laws, rules, regulations or Company policies, to a supervisor or manager or, if they are not comfortable reporting a violation to such person, to the CEO or any member of the Audit Committee.

15. Waivers from Code
In extraordinary circumstances and where it is clearly in the Company’s best interest to do so, the Company may waive compliance with a requirement under this Code for a director, officer or employee. Conditions may be attached to this waiver.
The director, officer or employee to whom a waiver is granted accepts that public disclosure of the granting of any such waiver may be required by applicable securities laws, regulations, policies or guidelines (including those of a stock exchange on which the Company’s stock may be listed).

WEX Pharmaceuticals Inc.
(the “Corporation”)
Proxy

Type of Meeting:	Annual and Special Meeting of Shareholders	Meeting Time:	10:00 a.m. Pacific Time

Meeting Date:	September 17, 2007	Meeting Location:	Pacific Room, Metropolitan Hotel,
645 Howe Street, Vancouver, B.C.

This Proxy is solicited on behalf of the management of the Corporation for the Annual and Special Meeting of Shareholders on September 17, 2007 (the “Meeting”). At the Meeting, holders of common shares (“Common Shares”) of the Corporation are entitled to vote by virtue of the rights attached to such shares. Holders of Common Shares are entitled to one vote for every Common Share held.
The undersigned hereby appoints EDGE WANG, President and Chief Executive Officer of the Corporation, or failing him, PETER STAFFORD, Corporate Secretary of the Corporation, or instead of either of them                                                             , as Proxyholder of the undersigned, with power of substitution, to attend, act and vote for and on behalf of the undersigned at the Meeting, and at any and all adjournments thereof, in the same manner, to the same extent and with the same power as if the undersigned were present at the Meeting or an adjournment thereof.
In addition to revocation in any manner permitted by law, a proxy may be revoked by an instrument in writing signed by the Shareholder of record or by his, her or its attorney duly authorized in writing or, if the Shareholder is a corporation or association, the instrument in writing should bear the seal of such corporation or association and must be executed by an officer or by an attorney duly authorized in writing, and deposited with the Corporation’s registered office, c/o Fasken Martineau DuMoulin LLP, Suite 2100, 1075 West Georgia Street, Vancouver, British Columbia, V6E 3G2, Attention: P. Stafford, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof, or, as to any matter in respect of which a vote shall not already have been cast pursuant to such proxy, with the Chairman of the Meeting on the day of the Meeting, or at any adjournment thereof, and upon either of such deposit, the proxy is revoked.
Without limiting the general powers hereby confirmed, the Proxyholder is hereby directed to vote on any poll as follows:

1.	To fix the number of directors of the Corporation for the ensuing year at seven (7).				IN FAVOUR ☐	WITHHOLD	☐

2.	To vote in respect of the election of the following persons as Directors of the Corporation for the term expiring at the close of the next annual meeting of the Corporation:

	Simon Anderson	IN FAVOUR ☐	WITHHOLD ☐	Kenneth M. Strong	IN FAVOUR ☐	WITHHOLD	☐
	Tom Du	IN FAVOUR ☐	WITHHOLD ☐	Victor Tong	IN FAVOUR ☐	WITHHOLD	☐
	Guang (Michael) Luan	IN FAVOUR ☐	WITHHOLD ☐	Alan Yu	IN FAVOUR ☐	WITHHOLD	☐
	John W. Sibert, III	IN FAVOUR ☐	WITHHOLD ☐

3.	To appoint Manning Elliott LLP, Chartered Accountants, as auditors of the Corporation until the close of the next annual meeting.				IN FAVOUR ☐	WITHHOLD	☐

4.	To authorize the Board of Directors to fix the remuneration to be paid to the auditors of the Corporation.				IN FAVOUR ☐	AGAINST	☐

5.	To pass an ordinary resolution approving the investment by CK Life Science Int’l Inc. (the “CKLS Investment”) in the Corporation, as described in the accompanying Management Information Circular.				IN FAVOUR ☐	AGAINST	☐

6.
To pass an ordinary resolution waiving the Corporation’s shareholder rights plan to the CKLS Investment and amending the plan so as to terminate the plan, as described in the accompanying Management Information Circular.
					IN FAVOUR ☐	AGAINST	☐

7.
To pass a special resolution of shareholders approving an amendment to the articles of the Corporation to redesignate and change the attributes of the Common Shares and to create a Class A Special share, as described in the accompanying Management Information Circular.
					IN FAVOUR ☐	AGAINST	☐

8.	To pass an ordinary resolution confirming and approving amendments to Bylaw No. 1 of the Corporation, as described in the accompanying Management Information Circular.				IN FAVOUR ☐	AGAINST	☐
The Notes to Proxy on the reverse are incorporated into and form part of this Form of Proxy. If this Form of Proxy is not dated in the space provided below, it shall be deemed to bear the date on which it is mailed by the person making the solicitation, being the Management of the Corporation.
The undersigned hereby revokes any proxy previously given with respect to the Meeting or any adjournment thereof.

DATED this day of , 2007.

SIGNATURE OF SHAREHOLDER

Name:

Address:

No. of Common Shares:

Your address shown will be registered as your present address.
Please notify the Corporation of any change in your address.

NOTES TO PROXY
1.
The Common Shares represented by this Proxy will be voted or withheld from voting, in accordance with the instructions given, on any ballot that may be called for. If the Shareholder has specified a choice with respect to any of the items above by marking an “X” in the space provided for that purpose, the Common Shares will be voted in accordance with that choice. In the absence of instructions made on a Form of Proxy, it is the intention of the Management designee, if named as Proxyholder, to vote in favour of all of the matters referred to in the Notice of Meeting and Management Information Circular.

This Proxy confers discretionary authority with respect to amendments or variations of the matters identified in the Notice of Meeting and Management Information Circular and with respect to other matters which might properly come before the Meeting.

2.
A Shareholder has the right to designate a person (who need not be a Shareholder of the Corporation), other than Edge Wang or Peter Stafford, both officers of the Corporation and the Management designees, to attend, act and vote for the Shareholder at the Meeting. Such right may be exercised by inserting in the blank space provided in the Form of Proxy, the name of the person to be designated and striking out, the names of the Management designees or by completing another proper form of proxy and delivering same to the office of the Corporation’s registrar and transfer agent, CIBC Mellon Trust Company: BY MAIL to P.O. Box 721, Agincourt, Ontario, M5A 4K9, OR BY HAND at 320 Bay Street, Banking Hall Level, Toronto, Ontario, OR BY FAX to the Proxy Department at 1-866-781-3111 (toll free in North America) or 416-368-2502, no later than 10:00 a.m., Vancouver Time, on September 13, 2007.

3.
A Proxy will not be valid unless signed by the Shareholder of record or by such Shareholder’s attorney duly authorized in writing, or, if such Shareholder is a corporation or association, the Form of Proxy should bear the seal of such corporation or association and must be executed by an officer or by an attorney duly authorized in writing. If the proxy is executed by an attorney for an individual Shareholder or by an officer or attorney of a Shareholder that is a corporation or association, the instrument so empowering the officer or attorney, as the case may be, or a notarial copy thereof, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Form of Proxy.

4.
If the Shareholder has returned a proxy and later decides to vote in person, the Shareholder may do so by attending the Meeting. In such circumstance, the Shareholder should register with the Corporation’s scrutineers at the Meeting and inform them that a proxy had been previously returned.

5.
Subject to the discretion of the Chairman at the Meeting, a proxy to be effective must be deposited with the Corporation’s registrar and transfer agent, CIBC Mellon Trust Company at the address above no later than 10:00 a.m. Vancouver Time on September 13, 2007.

NOTICE OF MEETING
AND
MANAGEMENT INFORMATION CIRCULAR
for the
ANNUAL AND SPECIAL MEETING
OF SHAREHOLDERS
of
WEX Pharmaceuticals Inc.
to be held on
September 17, 2007

August 16, 2007
Dear Shareholder:
You are invited to attend our Annual and Special Meeting of Shareholders of WEX Pharmaceuticals Inc. (“WEX”, “us” or “we”) to be held on September 17, 2007.
At the meeting, shareholders will be asked to approve matters relating to an investment of approximately $20 million in WEX by CK Life Sciences Int’l., Inc. (“CKLS”). The CKLS investment is critically important to the future of WEX and represents the culmination of a search for financing undertaken over the past year. We believe the transaction will provide us with financial certainty and stability going forward. Moreover, the transaction is necessary to avoid depleting our working capital which would have serious adverse consequences for us.
Our board of directors has approved the transaction and strongly recommends that you vote to approve the CKLS investment. To complete the investment, shareholders are also being asked to approve (i) a waiver and termination of our shareholder rights plan, (ii) proposed amendments to WEX’s articles to create a Class A Special share and (iii) consequential amendments made to WEX’s bylaws. All of these matters are described in more detail in the Notice of Meeting and Management Information Circular following this letter.
We look forward to your attendance at the meeting. If you cannot attend the meeting, please complete, sign, date and return your proxy as soon as possible using any one of the methods available as described in the Management Information Circular. Your vote is important to us.
WEX PHARMACEUTICALS INC.
“Dr. Edge Wang”
Dr. Edge Wang
Chief Executive Officer

WEX PHARMACEUTICALS INC.
Notice of 2007 Annual and Special Meeting of Shareholders
Notice Is Hereby Given that the 2007 annual and special meeting of shareholders (the “Meeting”) of WEX Pharmaceuticals Inc. (the “Corporation”) will be held in the Pacific Room at the Metropolitan Hotel, 645 Howe Street, Vancouver, British Columbia, Canada, on September 17, 2007 at 10:00 am (Pacific Time) for the following purposes:
1.	to receive the Corporation’s consolidated financial statements for the financial year ended March 31, 2007 and the report of the auditors thereon;

2.	to fix the number of directors of the Corporation for the ensuing year at seven (7);

3.	to elect seven (7) directors to hold office until the close of the next annual meeting of shareholders of the Corporation;

4.	to appoint Manning Elliott LLP as the Corporation’s auditors for the ensuing year;

5.	to authorize the directors to fix the remuneration to be paid to the auditors;

6.
conditional on the approval of items 7, 8 and 9, to consider and, if thought advisable, approve the investment (“CKLS Investment”) in the Corporation of approximately $20 million by CK Life Sciences Int’l., Inc. or its designee by way of the issuance of certain Common Shares, a Class A Special share (to be created), and a convertible debenture;

7.
conditional on the approval of item 6, to consider and, if thought advisable, approve a waiver by the Board of Directors of the Corporation’s shareholder rights plan to the CKLS Investment and a termination of the shareholder rights plan on the closing of the CKLS Investment;

8.
conditional on the approval of items 6 and 7, to consider and, if thought advisable, approve by way of a special resolution, the making of amendments to the Corporation’s articles in order to redesignate the Common Shares as restricted voting shares, to change the rights, privileges, restrictions or conditions of the Common Shares, as redesignated, and to create a Class A Special share;

9.
conditional on the approval of items 6, 7 and 8, to consider and, if thought advisable, approve amendments to the Corporation’s bylaws, approved by the Board in anticipation of the amendments to the Corporation’s articles; and

10.	to transact such other business as may be properly transacted at the Meeting or at any adjournment thereof.
Accompanying this Notice of Meeting is a Management Information Circular, which provides additional information relating to the matters to be dealt with at the Meeting, a Form of Proxy and Notes to the Proxy, a return envelope for the use of shareholders to send in their proxy, a financial statement request form for use by shareholders who wish to receive interim and annual financial statements, and a copy of the Corporation’s 2007 annual report.
Pursuant to the Canada Business Corporations Act, holders of Common shares of the Corporation are, in connection with the special resolution being considered at the Meeting, entitled to dissent under, and to be paid the fair value of their Common shares in accordance with, section 190 of the Canada Business Corporations Act. These rights are described in the accompanying Management Information Circular.
The Board of Directors of the Corporation fixed July 27, 2007 as the Record Date for the determination of the shareholders entitled to receive this Notice, and to attend and vote at the Meeting.

If you are a registered shareholder and are unable to attend the Meeting, please read the Notes to the Proxy and complete, sign and return the endorsed Proxy. A Proxy will not be valid unless it is deposited with the Corporation’s transfer agent, CIBC Mellon Trust Company, BY MAIL to P.O. Box 721, Agincourt, Ontario, M5A 4K9, OR BY HAND at 320 Bay Street, Banking Hall Level, Toronto, Ontario, OR BY FAX to the Proxy Department at 1-866-781-3111 (toll free in North America) or 416-368-2502, not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting.
If you are a non-registered shareholder of the Corporation and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or such other intermediary. If you are a non-registered shareholder of the Corporation and do not complete and return the materials in accordance with such instructions, you may lose your right to vote at the Meeting, either in person or by proxy.
Dated at the City of Vancouver, in the Province of British Columbia, as of the 16th day of August, 2007.
BY ORDER OF THE BOARD OF DIRECTORS OF
WEX PHARMACEUTICALS INC.
“Dr. Edge Wang”
Dr. Edge Wang
President, Chief Executive Officer and Director

Page

SHAREHOLDERS PROPOSALS	35
OTHER BUSINESS	35
ADDITIONAL INFORMATION	35
APPROVAL	35
SCHEDULE A BOARD MANDATE	1
SCHEDULE B COMPENSATION AND NOMINATING COMMITTEE CHARTER	1
SCHEDULE C CORPORATE GOVERNANCE COMMITTEE CHARTER	1
SCHEDULE D SECTION 190 DISSENT REMEDIES	1
EXHIBIT A CKLS INVESTMENT RESOLUTION	1
EXHIBIT B RIGHTS PLAN RESOLUTION	1
EXHIBIT C ARTICLES AMENDMENT RESOLUTION	1
EXHIBIT D BYLAW AMENDMENT RESOLUTION	1

- ii -

MANAGEMENT INFORMATION CIRCULAR
WEX Pharmaceuticals Inc.
1601 — 700 West Pender Street
Vancouver, British Columbia
Canada V6C 1G8
Website: http://www.wexpharma.com
(all information as at August 16, 2007 unless otherwise noted)
FORWARD LOOKING STATEMENTS AND INFORMATION
Certain statements contained in this management information circular (the “Information Circular”) of WEX Pharmaceuticals Inc. (the “Corporation”, “WEX”, “us”, “our”, or “we”) may contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Such forward-looking statements and information include but are not limited to statements or information about the CKLS Investment (as defined herein). Forward-looking statements or information appear in a number of places and can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. With respect to forward-looking statements and information contained herein, we have made certain assumptions. Forward-looking statements and information are by their nature based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. These risks and uncertainties include the satisfaction of the conditions precedent of the CKLS Investment, and the risks outlined herein under “Risk Factors”. See our annual information form and our quarterly and annual management’s discussion and analysis for additional information on risks and uncertainties relating to the forward-looking statements and information. There can be no assurance that forward-looking statements or information referenced herein will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements or information. Also, many of the factors are beyond our control. Accordingly, readers should not place undue reliance on forward- looking statements or information. Except as required by law, we disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements or information contained herein to reflect future results, events or developments. All forward-looking statements and information made herein are qualified by this cautionary statement.
GENERAL PROXY INFORMATION
Management Solicitation
This Information Circular is being provided to you in connection with the solicitation of proxies being made by our management (“Management”) for use at our annual and special meeting of our shareholders (“Shareholders”) to be held at 10:00 a.m. (Pacific Time) on September 17, 2007 and at any and all reconvened meetings following an adjournment thereof (collectively the “Meeting”) at the place and for the purposes set forth in the accompanying Notice of Meeting. This solicitation is being made by Management. While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by our directors, officers and employees at nominal cost. All costs of this solicitation will be borne by us.
Voting of Proxies and Exercise of Discretion
All shares represented at the Meeting by properly executed proxies will be voted (including the voting on any ballot) or withheld from voting in accordance with your instruction as a Shareholder. If you, as a Shareholder, specify a choice on the enclosed Form of Proxy with respect to any matter to be acted upon, your shares will be voted or withheld from voting in accordance with your instructions as specified in the proxy you deposit. In the absence of any such specification, the Management Designees (as hereinafter defined), if named in the enclosed Form of Proxy, will vote in favour of the matters set out therein.

The individuals (“Management Designees”) named in the enclosed Form of Proxy are officers of the Corporation and have indicated their willingness to represent as Proxyholder for the Shareholder who appoints them.
The enclosed Form of Proxy, when properly signed, confers discretionary authority upon the persons named therein with respect to amendments or variations of matters identified in the Notice of Meeting and any other matters which may properly be brought before the Meeting. As of the date hereof, and except as otherwise stated herein, Management is not aware that any such amendments to, variations of or other matters are to be presented for action at the Meeting. However, if any other matters which are not now known to Management should properly come before the Meeting, then the Management Designees intend to vote in accordance with the judgment of Management.
The number of votes required for approval of any matter that will be submitted to a vote of Shareholders at the Meeting is a simple majority of the votes cast, unless otherwise indicated in this Management Proxy Circular.
Appointment Of Proxies
As noted above, the Management Designees named in the accompanying Form of Proxy are officers of the Corporation. YOU AS SHAREHOLDER HAVE THE RIGHT TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR YOU AND ON YOUR BEHALF AT THE MEETING, EITHER BY INSERTING SUCH PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY AND STRIKING OUT THE TWO PRINTED NAMES, OR BY COMPLETING ANOTHER FORM OF PROXY. Subject to the discretion of the Chair of the Meeting, a proxy will not be valid unless the completed, dated and signed proxy is delivered to CIBC Mellon Trust Company, BY MAIL to P.O. Box 721, Agincourt, Ontario, M5A 4K9, OR BY HAND at 320 Bay Street, Banking Hall Level, Toronto, Ontario, OR BY FAX to the Proxy Department at 1-866-781-3111 (toll free in North America) or 416-368- 2502, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for commencing the Meeting.
A proxy will not be valid unless signed by you as Shareholder or by your attorney duly authorized in writing. If you are the representative of a Shareholder that is a corporation or association, the proxy should bear the seal of the corporation or association and must be executed by an officer or by an attorney duly authorized in writing. If the proxy is executed by an attorney for an individual Shareholder or by an officer or attorney of a Shareholder that is a corporation or association, the instrument so empowering the officer or attorney, as the case may be, or a notarial copy thereof, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the proxy.
Revocation of Proxies
In addition to revocation in any manner permitted by law, you may revoke your proxy by an instrument in writing signed by you as Shareholder or by your attorney duly authorized in writing. If you are a representative of a Shareholder that is a corporation or association, the instrument in writing must be executed by an officer or by an attorney duly authorized in writing, and deposited with the Corporation’s registered office, c/o Fasken Martineau DuMoulin LLP, Suite 2100, 1075 West Georgia Street, Vancouver, British Columbia, V6E 3G2, Attention: P. Stafford, at any time up to and including the last business day preceding the day of the Meeting or any reconvened meetings following an adjournment thereof, or, as to any matter in respect of which a vote shall not already have been cast pursuant to such proxy, with the Chairman of the Meeting on the day of the Meeting, or at any reconvened meetings following an adjournment thereof, and upon either of such deposits the proxy is revoked. Only registered Shareholders have a right to revoke a proxy. See “Non-Registered Holders”.
A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

Non-Registered Holders
Only registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most Shareholders of the Corporation are “non-registered” Shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered Shareholder in respect of shares which are held on behalf of the person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares. (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar registered plans); or (b) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc.) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, we have distributed copies of the Notice of Meeting, this Information Circular and the Form of Proxy (including the Notes to Proxy) and related matters (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.
Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless in the case of certain proxy-related materials a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. With those Meeting Materials, Intermediaries or their service companies should provide Non-Registered Holders of shares with a “request for voting instruction form” which, when properly completed and signed by such Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow. The purpose of this procedure is to permit Non-Registered Holders of shares to direct the voting of the shares which they beneficially own. Should a Non-Registered Holder of shares wish to vote at the Meeting in person, the Non-Registered Holder should follow the procedure in the request for voting instructions provided by or on behalf of the Intermediary and request a form of legal proxy which will grant the Non-Registered Holder the right to attend the Meeting and vote in person. Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the completed request for voting instructions is to be delivered.
Only registered Shareholders have the right to revoke a proxy. Non-Registered Holders of shares who wish to change their vote must arrange for their respective Intermediaries to change their vote and if necessary revoke their proxy in accordance with the revocation procedures set out above in sufficient time in advance of the Meeting.
VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES
As at the date hereof, the Corporation has issued and outstanding 43,809,451 fully paid and non-assessable Common shares without par value, each share carrying the right to one vote (the “Common Shares”). Any Shareholder of record at the close of business on July 27, 2007 (the “Record Date”) who either personally attends the Meeting or who has completed and delivered a proxy in the manner specified, subject to the provisions described above, shall be entitled to vote on a ballot at the meeting for each Common Share held by such Shareholder or to have such Shareholder’s shares voted at the Meeting.
To the best of the knowledge of the directors and senior officers of the Corporation, no person or corporation beneficially owns, directly or indirectly, or exercises control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Corporation.
To the best of the knowledge of the Corporation, our directors and executive officers, as a group, own or exercise control or direction over an aggregate of 2,771,358 Common Shares (4,147,971 Common Shares on a fully diluted basis), representing 6.33% (8.68% on a fully diluted basis) of the Common Shares issued and outstanding as of the date hereof.
A quorum at meeting of shareholders consist of two persons present in person, each being a shareholder entitled to vote thereof or a duly appointed proxyholder or representation for a shareholder so entitled.

STATEMENT OF EXECUTIVE COMPENSATION
Set out below are particulars of compensation paid to the following persons (the “Named Executive Officers”):
(a)	the Corporation’s chief executive officer (the “CEO”);

(b)	the Corporation’s chief financial officer (the “CFO”);

(c)
each of the Corporation’s three most highly compensated executive officers (other than the CEO and CFO) who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000 per year; and

(d)
any additional individuals for whom disclosure would have been provided under (c) but for the fact that the individual was not serving as an executive officer of the Corporation at the end of the most recently completed financial year.

As at March 31, 2007, the end of the most recently completed fiscal year of the Corporation, the Corporation had four Named Executive Officers. Their names and positions held within the Corporation are set out in the summary of compensation table below.
Summary of Compensation
The following table is a summary of compensation paid to the Named Executive Officers for each of the Corporation’s three most recently completed fiscal years.

		Annual Compensation			Long Term Compensation
					Awards		Payouts
					Securities	Shares or
				Other	Under	Units
	Fiscal			Annual	Options/	Subject to		All Other
Name and Principal	Year			Compen-	SARs(2)	Resale	LTIP	Compen-
Position	Ending	Salary	Bonus	sation(1)	Granted	Restrictions	Pay-Outs	sation

Edge Wang(3)	2007	$300,000	—	—	300,000	—	—	—
Director, President & CEO	2006	$159,079	—	—	250,000	—	—	—
	2005	—	—	—	—	—	—	—

Vaughn Balberan(4)	2007	$25,612	—	—	—	—	—	—
Former Acting CFO	2006	—	—	—	—	—	—	—
	2005	—	—	—	—	—	—	—

Bill Chen(5)	2007	$23,334	—	—	—	—	—	—
Former CFO	2006	—	—	—	—	—	—	—
	2005	—	—	—	—	—	—	—

Dr. Anh Ho Ngoc(6)	2007	$210,000	—	—	35,000	—	—	—
Chief Scientific Officer	2006	$287,725	—	—	35,000	—	—	—
	2005	$350,960	—	—	—	—	—	—

(1)	Perquisites and other personal benefits which in the aggregate are less than $50,000 and 10% of the total annual salary and bonus of each of our Named Executive Officer are not disclosed.

(2)	See “Options/SARs Grants During the Most Recently Completed Financial Year” and “Aggregated Option/SAR Exercised During Most Recently Completed Fiscal Year and Fiscal Year-End Option/SAR Values”.

(3)	Edge Wang was appointed a Director on August 12, 2005 and President and CEO on December 20, 2005.

(4)	Vaughn Balberan was appointed acting Chief Financial Officer from January 2, 2007 to August 13, 2007.

(5)	Bill Chen was Chief Financial Officer from May 1, 2006 to December 31, 2006.

(6)	Dr. Anh Ho Ngoc was a consultant to the Corporation for the above periods. Figures represent amounts billed for services rendered during the applicable periods excluding GST & QST refundable taxes.

Long-Term Incentive Plans — Awards in Most Recently Completed Fiscal Year
The Corporation has no long-term incentive plans in place and therefore there were no awards made under any long- term incentive plan to the Named Executive Officers during the Corporation’s most recently completed fiscal year. A “Long-Term Incentive Plan” is a plan under which awards are made based on performance over a period longer than one fiscal year, other than a plan for options, SARs (stock appreciation rights) or restricted share compensation.
Options/SARs Granted During the Most Recently Completed Fiscal Year
We granted the following options and no SARs (stock appreciation rights) to the Named Executive Officers during the financial year ended March 31, 2007:
Option Grants During the Most Recently Completed Financial Year

Market Value of
		% of Total		Common Shares
	Common Shares	Options		Underlying Options
	Under Options	Granted to	Exercise or	on the Date of
	Granted	Employees in	Base Price	Grant
Name	(#)	financial year	($/Share)	($/Share)	Expiration Date

Edge Wang	300,000	73.17%	0.38	0.355	September 28, 2011
Director, President and CEO

Vaughn Balberan	—	—	—	—	—
Former Acting CFO

Bill Chen	—	—	—	—	—
Former CFO

Dr. Anh Ho Ngoc	35,000	8.54%	0.38	0.355	September 28, 2011
Chief Financial Officer
Aggregated Option/SAR Exercised During the Most Recently Completed Fiscal Year and Fiscal Year End Option/SAR Values
The following table sets out incentive stock options exercised by the Named Executive Officers, during the most recently completed fiscal year as well as the fiscal year end value of stock options held by the Named Executive Officers. During this period, no outstanding SARs were held by the Named Executive Officers.

Value of Unexercised
	Securities		Unexercised Options at	In-the-Money Options
	Acquired on	Aggregate	Fiscal Year-End	at Fiscal Year-End ($)
	Exercise	Value	Exercisable/Unexercisable	Exercisable /
Name	(#)	Realized ($)(1)	(#)	Unexercisable(2)

Edge Wang	Nil	N/A	178,422/371,578	Nil/Nil
Director, President and CEO

Vaughn Balberan	Nil	N/A	Nil/Nil	Nil/Nil
Former Acting CFO

Bill Chen	Nil	N/A	Nil/Nil	Nil/Nil
Former CFO

Dr. Anh Ho Ngoc	Nil	N/A	184,549/50,541	Nil/Nil
Chief Scientific Officer

(1)	Based on the difference between the option exercise price and the closing market price of the Corporation’s shares, on the date of exercise.

(2)
In-the-Money Options are those where the market value of the underlying securities as at the most recent fiscal year end exceeds the option exercise price. The closing market price of the Corporation’s shares as at March 31, 2007 was $0.30.

Termination of Employment, Change in Responsibilities and Employment Contracts
There are no employment contracts between either us or our subsidiaries and the Named Executive Officers except for Dr. Edge Wang. We have, however, entered into consulting agreements with Vaughn Balberan and Dr. Ho. See “Summary of Compensation” above and “Report on Executive Compensation” below.
Neither the Corporation nor any of its subsidiaries have any plan or arrangement with respect to compensation to its Named Executive Officers which would result from the resignation, retirement or any other termination of the Named Executive Officers’ employment with the Corporation and its subsidiaries or from a change of control of the Corporation or any subsidiary of the Corporation or a change in the Named Executive Officers’ responsibilities following a change in control, where in respect of a Named Executive Officers the value of such compensation exceeds $100,000 other than for Edge Wang where upon termination without cause by the Corporation he is entitled to his base salary and bonus for an eighteen month period. His current base salary is $300,000 annually with a bonus of up to 50% of his base salary.
Composition of Compensation and Nominating Committee
The Compensation and Nominating Committee is responsible for reviewing and recommending to the Board of Directors of the Corporation (the “Board” or “Board of Directors”) for approval any proposed changes in the compensation of senior management of the Corporation.
The current members of the Committee are:
Michael (Guang) Luan
Tom Du
During the fiscal year ended March 31, 2007 and until his resignation on July 27, 2007, Benjamin Chen was a member of the Committee. His replacement is intended to be appointed immediately following the Meeting at the same time that all Committee members are to be appointed.
In addition, the composition of our Compensation and Nominating Committee changed during the last financial year in that Peter Stafford stepped down from the Board and Tom Du was elected to the Board and appointed to the Committee. None of the current members of our Compensation and Nominating Committee is or has ever been an officer or employee of us or our subsidiaries, or had or has any relationship that requires disclosure in respect of indebtedness owed to us or any interest in material transactions involving us. In addition, none of our executive officers have served on the compensation committee of another issuer whose executive officer is a member of our Compensation and Nominating Committee or Board of Directors.
Report on Executive Compensation
The Compensation and Nominating Committee is responsible for making recommendations to the Board regarding the compensation to be paid to each of the executive officers of the Corporation. In addition, the Committee is responsible for recommendations regarding compensation programs and policies and the granting of options under the Corporation’s incentive stock option plan. As a result of the Corporation’s financial situation, the Corporation currently only has one full time executive officer, the CEO.
The Corporation’s compensation package for its executive officers consists of base salary, or in certain cases, a consulting fee and, in certain cases, bonuses and the granting of stock options under its incentive stock option plan.

Executive Compensation Policies
Base Salary
In future, as and when the Board decides to add senior management, it will be our policy that base salaries will be established by comparison to competitive salary levels of other biotechnology companies of comparable size and complexity. Base salaries will also be affected by factors particular to the individual, such as experience and level of responsibility.
Bonuses
In future, it will be our policy to use cash bonuses to reward executive officers for achievement of objectives during a fiscal year. The performance of the particular executive as well as the Corporation could be considered in determining whether a bonus will be paid and the amount of such bonus. No bonuses have been paid during the past year to executive officers and no decision has been made to pay bonuses in respect of any past period.
Stock Options
The Corporation uses grants of stock options under its incentive stock option plan as the long-term incentive portion of its overall compensation package for our directors and employees, including executive officers.
Since the price of the Corporation’s shares has trended steadily down over the past years largely as a result of severely limited financial resources, the award of incentive stock option have been afforded minimum weight in determining overall compensation.
President and CEO’s Compensation
Compensation of the CEO is provided for in his employment agreement, the terms of which were approved by the Compensation and Nominating Committee at the time of his appointment in December 2005 under guidance of the executive recruitment firm retained by the Board to identify candidates for the CEO position. The current CEO was appointed as a result of that process.
Other Executive Officers
Apart from the CEO, both of the other Executive Officers work as consultants to the Corporation. Dr. Anh Ho’s consulting agreement is renewable annually. Currently, it is expected that she will devote approximately 85% of her time to the Corporation. The Corporation pays her $7,500 per month. This rate was negotiated in 2005 by management with the approval of the Compensation and Nominating Committee and has remained unchanged since then. Mr. Balberan joined us as Corporate Controller and, following the resignation of the CFO, Bill Chen, effective December 31, 2006, has discharged the responsibilities of the CFO. Mr. Balberan’s initial compensation was agreed at $41.00 per hour based on a 40 hour week, considered by management to be market rates for the Controller’s position, and was not increased to reflect his substantially increased responsibilities as Acting CFO.
Submitted by the Compensation and Nominating Committee:
Michael (Guang) Luan
Tom Du
As discussed above under “Composition of Compensation and Nominating Committee”, the third member of this Committee, Benjamin Chen, resigned on July 26, 2007 and his replacement will be appointed following the Annual Meeting at the same time that all Committee members are to be appointed.

Incentive Stock Option Plan
We currently have an incentive stock option plan, which was amended and restated as of June 27, 2005 (the “Option Plan”) for officers, directors, employees and other service providers to the Corporation or its subsidiaries. We have 9,300,000 Common Shares authorized and reserved for issuance pursuant to options (the “Options”) available under the Option Plan (representing approximately 21.2% of our issued and outstanding Common Shares as of the date hereof). As of the date hereof, 3,987,612 Options to purchase 3,987,612 Common Shares (representing approximately 9.1% of the issued and outstanding Common Shares as of the date hereof) are issued and outstanding under the Option Plan, 2,786,566 Common Shares have been issued pursuant to the exercise of Options granted under the Option Plan and a total of 2,525,822 Options remain available under the Option Plan. Options which have expired or been cancelled or otherwise terminated without having been exercised are available for subsequent grants under the Option Plan.

Number of securities
remaining available for
	Number of securities	Weighted-average	future issuance under
	to be issued upon exercise	exercise price of	equity compensation plans
	of outstanding options,	outstanding options,	(excluding securities
	warrants and rights(1)	warrants and rights(1)	reflected in column (a))(1)
Plan Category	(a)	(b)	(c)

Equity compensation plans approved by securityholders	3,987,612	$2.05	2,525,822

Equity compensation plans not approved by securityholders(2)	NIL	—	NIL

Total	3,987,612		2,525,822

(1)	As of March 31, 2007.

(2)	Our Option Plan was approved by the Shareholders at an annual meeting held August 12, 2005.
The Option Plan provides that the Board of Directors may from time to time grant Options to employees, officers, directors or other service providers to the Corporation or its subsidiaries. The Options are non-assignable and non- transferable otherwise than by will or by laws governing the devolution of property in the event of death. Each Option entitles the holder to one Common Share, subject to certain adjustments. The exercise price for Options granted pursuant to the Option Plan will be determined by the Board of Directors on the date of the grant, which price may not be less than the market value. Market value is defined under the Option Plan as the closing price of the Common Shares on The Toronto Stock Exchange (the “TSX”) on the trading day immediately preceding the grant day and if there is no closing price, the last sale prior thereto. The term of the Options granted is determined by the Board of Directors.
Pursuant to the Option Plan, additional terms and conditions may be imposed by the Directors on options granted under the Option Plan. The Option Plan does not contemplate that the Corporation will provide financial assistance to any optionee in connection with the exercise of Options.
The total number of Common Shares that may be reserved for issuance to any one participant pursuant to Options granted under the Option Plan may not exceed 5% of the Common Shares outstanding (on a non-diluted basis) on the grant date of the Options. The maximum number of Common Shares that may be issued to our insiders (as defined in the Option Plan) pursuant to Options granted under the Option Plan within any one-year period, when taken together with the number of Common Shares issued to such insiders under our other previously established or proposed share compensation arrangements, may not exceed 10% of the issued and outstanding Common Shares on a non-diluted basis at the end of such period and in the case of any one insider and his associates, shall not exceed 5% of the issued and outstanding Common Shares. The maximum number of Common Shares that may be reserved for issuance under Options granted to insiders and their associates under the Option Plan together with the number of Common Shares reserved for issuance to such insiders and their associates under our other previously established or proposed share compensation arrangements may not exceed 10% of the issued and outstanding Common Shares on a non-diluted basis at the grant date of the Options.

Unless otherwise determined by the Board in accordance with the terms of the Option Plan, if the holder of the Option ceases to be an eligible participant under the Option Plan due to:
(a)	retirement or disability, the holder has up to 365 days to exercise any vested Options;

(b)	termination of employment within the six months following a change of control (as defined in the Option Plan), the holder has 180 days from the date of such termination to exercise vested Options;

(c)	death, the holder’s estate has 365 days to exercise vested Options;

(d)	any reason other than death, disability, retirement, change of control or cause, the holder has 30 days to exercise vested Options;
provided that no Option may be exercised following the expiration of the applicable exercise period. If the employment, engagement or directorship of the holder of the Option is terminated for cause, all outstanding unvested Options held by the holder will terminate. The Board may in its discretion increase the periods permitted to exercise all or any of the Options covered by the grant provided it does not exceed the applicable exercise period.
In the event that:
(a)
we subdivide, consolidate, or reclassify our outstanding Common Shares, or make another capital adjustment or pay a stock dividend, the number of Common Shares receivable under the Plan will be increased or reduced proportionately;

(b)
we amalgamate, consolidate with or merge with or into another body corporate, holders of Options under the Option Plan will, upon exercise thereafter of such Option, to receive, in lieu of Common Shares, such other securities, property or cash which the holder would have received upon such amalgamation, consolidation or merger if the Option was exercised immediately prior to the effective date of such amalgamation, consolidation or merger;

(c)
the exchange or replacement of our shares with those in another company is imminent because of a proposed merger, amalgamation or other corporate arrangement or reorganization, the Board may, in a fair and equitable manner, determine the manner in which all unexercised Options shall be treated, including requiring the acceleration of the time for the fulfillment of any conditions or restrictions on such exercise; and

(d)
an offer to purchase all of the Common Shares is made by a third party, we may require the acceleration of the time for the exercise of the Option and the time for the fulfillment of any conditions or restrictions on such exercise.

Subject, where required, to the approval of the TSX, and/or applicable securities regulatory authorities, the Board may, from time to time amend, suspend or terminate the Option Plan in whole or in part.
The TSX requires all amendments to be approved by Shareholders regardless of the nature of the amendment, except for those amendments which the Option Plan identifies, the TSX permits and the Shareholders approve, which may be made without Shareholder approval. Currently the Option Plan does not make provision for any amendments without shareholder approval as required by the TSX.
In addition, the Option Plan and any outstanding Options may be amended or terminated by the Board if the amendment or termination is required by any securities regulators, a stock exchange or a market as a condition of approval to a distribution to the public of the Common Shares or to obtain or maintain a listing or quotation of our Common Shares.
The Board may also amend or terminate any outstanding Option, including, but not limited to, substituting another award of the same or of a different type or changing the date of exercise; provided, however, that the holder of the Option must consent to such action if it would materially and adversely affect the holder. The exercise price of any outstanding Option granted to an insider may not be reduced and the original Option period may not be extended for an insider unless disinterested shareholder approval is obtained in accordance with regulatory requirements.
A copy of the Option Plan may be obtained by any Shareholder by request to the Secretary of the Corporation at the number and address on the first page of this Information Circular.

Performance of Common Shares
The Corporation’s Common Shares trade on the TSX under the symbol “WXI”. Assuming an initial investment of $100 on March 31, 2002, the following graph illustrates the cumulative total shareholder return on the Corporation’s Common Shares relative to the cumulative total return on the S&P/TSX Composite Index (formerly TSX300 Composite Index) for the period of March 31, 2002 to March 31, 2007.
Cumulative Value of $100 Investment Assuming
Reinvestment of Dividends
The following numeric values were used to generate the Share Price Performance Graph above.

	March 31, 2002	March 31, 2003	March 31, 2004	March 31, 2005	March 31, 2006	March 31, 2007
WEX	$100.00	$85.25	$222.13	$110.66	$15.78	$12.30
S&P/TSX Index	$100.00	$80.79	$109.35	$122.43	$154.25	$167.68
COMPENSATION OF DIRECTORS
Compensation for the Named Executive Officers is disclosed above. In addition, during the fiscal year ended March 31, 2007, the Corporation agreed to pay each member of the Board, excluding members of the Board who are officers of the Corporation, an annual fee of $10,000 plus an attendance fee of $1,000 per Board meeting if present in person or $750 if present by phone. The Corporation also agreed to pay each member of the Board an attendance fee of $500 per committee meeting if present in person or $250 if present by phone.
Except as stated above, the Corporation has no standard arrangement pursuant to which directors are compensated by the Corporation for their services in their capacity as directors except for the granting from time to time of incentive stock options in accordance with the policies of the TSX. There were 480,000 Options granted to directors during the most recently completed financial year with an exercise price of $0.38 per share.

The directors who are not officers of the Corporation were paid the following amounts as director’s fees for the year ended March 31, 2007:

Simon Anderson	$24,750
Pierre Cantin(1)	$9,946
Benjamin Chen(2)	$22,000
Howard Cohen(1)	$9,696
Tom Du(3)	$11,608
Pierre Lapalme(1)	$8,946
A.J. Miller(1)	$9,696
Guang (Michael) Luan	$24,000
John W. Sibert, III(3)	$11,108
Peter H. Stafford(1)	$11,446
Kenneth M. Strong(3)	$12,608
Victor Tong(4)	NIL
Alan Yu (4)	NIL

(1)	Ceased to be director on September 29, 2006.

(2)	Ceased to be a director on July 27, 2007.

(3)	Elected as director on September 29, 2006.

(4)	Alan Yu and Victor Tong were appointed by the Board July 15, 2007.
MANAGEMENT CONTRACTS
Management functions of the Corporation are substantially performed by directors or senior officers of the Corporation and not, to any substantial degree, by any other person with whom the Corporation has contracted except for the function of the Chief Scientific Officer which has been performed by Dr. Anh Ho Ngoc since 2000 and the CFO function which was performed by Vaughn Balberan from January 2, 2007 to August 13, 2007. See above compensation table for Named Executive Officers for compensation paid and options granted to Dr. Anh Ho Ngoc and Vaughn Balberan for the past three years.
INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES
As at the date hereof, there was no indebtedness in respect of the purchase of securities and other indebtedness owed to us or any of our subsidiaries (other than routine indebtedness) or to another entity where the indebtedness was the subject of a guarantee, support agreement, letter of credit or similar arrangement provided by us or any of our subsidiaries, by our present and former executive officers, directors and employees.
As at the date hereof and since the beginning of our most recently completed financial year, there was no indebtedness in respect of the purchase of securities and no other indebtedness owed to us or any of our subsidiaries (other than routine indebtedness) or to any other entity where the indebtedness was the subject of a guarantee, support agreement, letter of credit or similar arrangement provided by us or any of our subsidiaries, by any individual who is or was since the beginning of the recently completed financial year end a present or former executive officer or director of the Corporation, a proposed nominee for election as a director of the Corporation or an associate of any of the foregoing.
DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE
The Corporation maintains directors’ and officers’ liability insurance in the aggregate amount of US$5 million subject to a deductible in respect of corporate reimbursement of US$100,000 for each loss related to securities claims or US$50,000 for non-securities related claims.
In the year ended March 31, 2007, the aggregate premium paid in respect of such insurance was US$66,100. The policy does not specify that any part of the premium is paid in respect of either directors as a group or officers as a group.
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
Other than as disclosed herein, the Corporation is not aware of any material interest, direct or indirect, of any Shareholder who holds more than 10% of the voting rights attached to the Common shares, any proposed nominee for election as a director, any director or officer of the Corporation or subsidiary of the Corporation or any Shareholder who holds more than 10% of the voting rights attached to the Common Shares of the Corporation or any associate or affiliate of any of the foregoing, in any transaction which has been entered into since the commencement of the Corporation’s most recent completed financial year or in any proposed transaction which, in either case, has materially affected or will materially affect the Corporation or any of its subsidiaries.

DIRECTORS
Number of Directors
Our Articles provide that our Board of Directors is to consist of a minimum of three (3) directors and a maximum of ten (10) directors. Our Board currently consists of eight directors (see “Corporate Governance — Board of Directors”). For this forthcoming year, we propose that the Board of Directors consist of seven (7) directors. Management therefore intends to place before the Meeting for approval an ordinary resolution fixing the Board of Directors at seven (7) directors to hold office for the ensuing year until the close of the next annual meeting of Shareholders or until a successor is duly elected or appointed.
The Board of Directors recommends to the Shareholders that the number of directors of the Corporation be fixed at seven (7) for the ensuing year. Unless otherwise instructed, the Management Designees named in the enclosed Form of Proxy will vote in favour of fixing the number of directors at seven (7).
Election of Directors
The term of office of each of the present directors expires at the Meeting. We propose that the following persons named below be nominated for election at the Meeting as Management’s nominees. Management does not contemplate that any of these nominees will be unable to serve as a director.
Management has been advised by Michael Luan, a director and the Chair of the Corporation, that he intends to withhold his vote from three of the director nominees, that being: Simon Anderson, John Sibert and Ken Strong, and making a motion at the Meeting putting forth three alternative directors, including Joe Levinson and Adam Zong, for election by the Shareholders. The third has not yet been identified. Mr. Luan has advised that in his view, Mr. Levinson and Mr. Zong will bring necessary skills that the Board is now lacking and are independent. Specifically, in his view, his nominees will be able to assist WEX with accounting expertise and in finding financing and industry partners that it needs to succeed in its objectives as it moves forward in its development of its drug candidate. In the case that CKLS deal fails, these candidates would provide expertise to move the company forward.
The Board has considered Mr. Luan’s proposed nominees and has determined that continuity in the Board of Directors is of critical importance in enhancing the prospects for a successful conclusion of the CKLS financing and an orderly transition. It is the Board’s view that following the successful conclusion of the financing, the focus of the Corporation will be on pursuing the clinical work. If the CKLS financing does not occur, it is the Board’s view that the nominees presented by Mr. Luan might be appropriate candidates to fill the casual vacancies that would be created by the resignation of the CKLS Board designees.
The Board recommends to the Shareholders the election of the nominees named in the table below to serve as directors for the ensuing year. Unless otherwise instructed, the Management Designees named in the enclosed Form of Proxy will vote in favour of the following proposed director nominees (or for substitute nominees in the event of contingencies not known at present).
If Michael Luan nominates alternative directors for election by the Shareholders, as set out above, the Management Designees, unless otherwise specified in the enclosed Form of Proxy, intend to exercise their discretionary authority to vote for Management’s nominees.
Each director elected will hold office until the next annual meeting of the Corporation or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the articles and bylaws of the Corporation or with the provisions of the Canada Business Corporations Act (the “CBCA”).
The following table sets out the names of the nominees for election as directors, the province or state and country in which each is ordinarily resident, all offices of the Corporation now held by each of them, their principal occupations, the period of time for which each has been a director of the Corporation and the number of Common shares of the Corporation or any of its subsidiaries beneficially owned by each, directly or indirectly, or over which control or direction is exercised, as at the date hereof. The following information concerning each of the proposed nominees as director is as of August 16, 2007 and is based on information received by the Corporation from said nominee. All proposed nominees are currently directors of the Corporation.

Number and
Approximate Percentage
of Common Shares
Beneficially Owned or
Name, Occupation (1), Present Position(s) with the Corporation (2),	Date(s) Served	Over Which Control or
Resident Province or State and Country(3)	as a Director	Direction is Exercised

Simon Anderson(3)	Since Dec. 16, 2005	Nil
Vice-President of MCSI Consulting Services Inc. Director of the Corporation British Columbia, Canada

Tom Du(4)	Since Sep. 29, 2006	Nil
Chief Consultant, Humphries Industries Ltd Director of the Corporation Washington, DC, USA

Guang (Michael) Luan(4)(5)	Since April 18, 2005	2,644,800
Businessman		(6.04%)
Chairman and a Director of the Corporation Beijing, China

John W. Sibert, III(5)	Since Sep. 29, 2006	Nil
Managing Partner, GFG China Partners LLC Director of the Corporation California, USA

Kenneth M. Strong(5)	Since Sep. 29, 2006	Nil
President and CEO, S3Holdings, Inc. Director of the Corporation Ontario, Canada

Victor Tong	Since July 15, 2007	Nil
Chief Financial Officer of CK Life Sciences (North America) Inc. Director of the Corporation Ontario, Canada

Alan Yu	Since July 15, 2007	Nil
Vice-President and Chief Operating Officer of CK Life Sciences Int’l., Inc. Director of the Corporation Hong Kong

(1)	Unless otherwise stated below, any nominees named above not elected at the last annual meeting have held the principal occupation or employment indicated for at least five years.

(2)	For the purposes of disclosing positions held in the Corporation, “Corporation” includes the Corporation and any parent or subsidiary thereof.

(3)	Members of the Corporation’s Audit Committee.

(4)	Members of the Corporation’s Compensation and Nominating Committee.

(5)	Members of the Corporate Governance Committee.

The following are brief biographies of Management’s proposed nominee directors, including their principal occupation:
Simon Anderson, Director — Chartered accountant with over 19 years experience in the financial markets. Mr. Anderson brings extensive expertise to WEX in the areas of corporate finance, financial consulting, mergers and acquisitions and securities markets valuation. For the last eight years, Mr. Anderson has been Vice-President of MCSI Consulting Services Inc., a company that provides consulting expertise in the areas of regulatory compliance, exchange listings, securities valuation and financial operations. Previously, he was with BDO Dunwoody Chartered Accountants and Consultants, and with Collins, Barrow Chartered Accountants. Currently, Mr. Anderson is also a board member and/or chief financial officer for a number of publicly traded companies trading on the TSX, TSX-V and AMEX exchanges.
Dr. Tom Du, Director — Chief Consultant, Humphries Industries Ltd. Dr. Du has extensive experience in drug development and has held product development responsibility in various therapeutic areas including oncology, pulmonary/allergy, rheumatology, inflammatory and lipid-lowering indications. He has worked either as project leader or a project team member to help various American, European and Asian drug manufacturers develop their products in the United States and Asia. Dr. Du has also worked as a consultant to the financial industry in the United States to evaluate the product/business potential of small pharmaceutical companies. Prior to joining Humphries, he worked as Senior Director, Clinical and Regulatory Affairs, Hutchison Medipharma — a Hutchison Whampoa Company. Dr. Tom Du is a physician and also a scientist. He graduated from Tianjin Medical University (TMU). He received his trainings in internal medicine at TMU and in pathology at McGill University. Before joining the US Food and Drug Administration (FDA) as a reviewing officer in 1994, he had two years of fellowship training at Harvard University. While with the FDA, Dr. Du reviewed more than one hundred INDs and NDAs. Since resigning from the FDA in 2000, he has held several important positions in the pharmaceutical industry. He was Acting Managing Director, China Operations, and subsequently Senior Director, Global Regulatory Affairs at Ingenix Pharmaceutical Services — a United Health Group Company.
Guang (Michael) Luan, Director and Chairman of the Board — Mr. Luan is a businessman who has been involved in numerous successful real estate developments and is an investor and the co-coordinator of a syndicated US$50 million bond fund in the United States. Up until May 2005 Mr. Luan was the Chairman and CEO of Beijing Fushuntai Investment Management Co. Ltd., a private investment company that makes strategic investments in various international ventures and has been a director of several public companies over the past 10 years. Mr. Luan is a significant shareholder of the Corporation and brings to the Board his extensive business experience and commitment to achieve WEX’s strategic plan to commercialize its products in the most expeditious manner.
Dr. John W. Sibert III, Director — Dr. Sibert is Managing Partner at GFG China Partners LLC, a company evaluating opportunities and investing in the China expansion of later-stage US technology companies, primarily focused on energy/environment and biotech/pharma. Dr. Sibert was formerly President and Managing Partner, Triton Innovations Group, LLC, a Limited Liability Corporation of the State of California. Dr. Sibert served as Vice President and Chief Operating Officer and Executive Director, Technology Transfer and Industry Collaboration — California State University Institute, responsible for commercialization of technology developed on the 23 campuses of the CSU and joint development efforts in partnership with the private sector and government. He was also responsible for technology transfer operations for the California State University system as well as development of research and development partnerships between the university faculty and industry. Dr. Sibert was the Founding Executive Director of the Alaska Science & Technology Foundation, responsible for the operations of the $100,000,000 Foundation, including the supervision of the support staff and management of facilities. Dr. Sibert served as California Institute of Technology (Caltech) Division Administrator, Chemistry & Chemical Engineering managing staff, services, and facilities for a division of 480 people and, prior to that, as Manager of Exploratory and Program Research, Atlantic Richfield Company, managing a variety of research programs and the Corporate Resources Technology Laboratory. Dr. Sibert was an Assistant Professor at Yale University, Department of Chemistry, and conducted research on model systems for metalloenzymes, environmental impact of metals, and mechanisms of redox reactions of organometallics. Dr. Sibert holds or has held the following positions: Director and Founding Chairman, National Association of Seed & Venture Funds; Member, State of California Capital Formation and Business Development Committee; Member, Board of Trustees, Claremont Graduate University; Member, Board of Advisors, NASA Technology Commercialization Center — JPL/Dryden; Vice President and Member of the Board of Directors of Maxdem Inc. (now Mississippi Polymer Technologies, Inc.), Member, Board of Directors, Los Angeles Regional Technology Alliance; Member, Science & Technology Council of the States, National Governors’

Association, Chair of the Best Practices Committee, Washington, DC; Member, Board of Visitors, Department of Chemistry, University of Tennessee; Member, Board of Advisors, Department of Chemistry and Adjunct Professor, University of Texas, Dallas. His consulting activities include National Governors Association; Oklahoma Council for the Advancement of Science & Technology; Ohio Department of Development; Chugash Electric Company; National Technology Transfer Center, NASA; Kentucky Science & Technology Corporation NASA SBIR program; JPL Technology Commercialization Program; Ensci Inc., Woodland Hills, California; Harding Lawson Associates, Denver, Colorado; Air and Water Pollution Subcommittee, US Senate; Subcommittee on Consumer Protection and Finance, US House of Representatives. Dr. Sibert has a Ph.D. in Bioinorganic Chemistry from the University of California, San Diego and a BS and MS in Chemistry from the South Dakota School of Mines and Technology. He has 15 patents and numerous publications. He was honourably discharged from the United States Marine Corps.
Kenneth M. Strong, Nominee — Mr. Strong is currently the President and CEO, S3Holdings, Inc. (S3), Ottawa, Canada and Beijing, China. S3 was created to develop, mainly through its affiliate, Cosmos International, business opportunities and provide strategic services to Chinese and international companies in the technology, health care, real estate, transportation, environment and energy sectors in China. Mr. Strong has also served for the past 18 years as Vice President of Strovest Holdings, Inc., a private investment holding company. Over the past 15 years, Mr. Strong has focused primarily on technology-related venture capital investment, where he developed strong and continuing relationships with leading research-based institutions such as Massachusetts Institute of Technology and Harvard Medical School. Mr. Strong has led in the creation and development of numerous technology-based enterprises, serving in director and/or Chairman capacities as well as founding management, and helping these companies in the raising of in excess of $250mm in private and institutional investment capital. Earlier in his career, Mr. Strong served for three years as Special Assistant to the Prime Minister of Canada. Mr. Strong’s broad experience internationally includes service with the World Economic Forum and the United Nations, where he helped in the organization of major international events such as the World Economic Forum annual meeting in Davos, Switzerland and the Earth Summit in Rio de Janeiro. Mr. Strong completed his early schooling in Ottawa, Canada and Nyon, Switzerland, and attended Carleton University and the University of Ottawa. Mr. Kenneth Strong was a director of Supercritical Combustion Corporation (“SC”), a private company from 1995 to December 2002. SC voluntarily filed under Chapter 7 of the US Bankrutpcy Code in December 2002, SC’s assets were sold in 2003 and the bankruptcy case closed in 2005.
Victor Tong, Director — As Chief Financial Officer of CK Life Sciences (North America) Inc., Mr. Tong oversees the accounting, financial reporting and financial management functions of all the North American subsidiaries and investee companies of CK Life Sciences Group. Prior to joining the Group, he spent over 18 years in investment banking in Canada, primarily with global firms such as BMO Nesbitt Burns, HSBC and Deloitte. His areas of specialization are corporate finance and mergers and acquisitions, serving corporate clients from around the world, including Canada, U.S., U.K., France, Germany, Australia, New Zealand, China and Hong Kong. Mr. Tong received his Bachelor of Business Administration degree from the University of Wisconsin, Master of Business Administration degree from York University. He also qualified as a professional accountant in the Province of Ontario.
Alan Yu, Director — Yu Ying Choi, Alan Abel, is the Vice President and Chief Operating Officer of the CK Life Sciences Int’l., (Holdings) Inc. (“CKLS Holdings”), responsible for the commercial activities of CK Life Sciences Group, including manufacturing and marketing of all product applications. Mr. Yu holds a Bachelor of Arts degree and a Masters degree in Business Administration. Mr. Yu has held a number of positions in multinational corporations, including Standard Chartered Bank, Dairy Farm and American Express, in Hong Kong and overseas. Prior to joining the CK Life Sciences Group in January 2000, he was a Worldwide Vice President with Johnson & Johnson.
Conflicts, Appointments and Resignations
Both Mr. Yu and Mr. Tong have been nominated pursuant to the terms of the Subscription Agreement (as hereinafter defined) with CK Life Sciences Int’l., Inc. (“CKLS”). In the event that the shareholders do not approve the CKLS Investment (as hereinafter defined), Mr. Yu and Mr. Tong will resign, and the remaining members of the Board will have the power under applicable corporate legislation to fill the two casual vacancies occurring as a result of such resignations. See “Particulars of Matters to be Acted Upon”.

Corporate Cease Trade Orders or Bankruptcies
Except as disclosed above, none of the above-named nominees (a) are, or have been within the ten years before the date of this Information Circular, a director or executive officer of a corporation which, while the proposed director was acting in that capacity was: (i) the subject of a cease trade or similar order or an order that denied such corporation access to any statutory exemptions for a period exceeding 30 consecutive days; (ii) subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or (iii) within a year of that person ceasing to act in that capacity, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (b) has, within the ten years before the date of this Information Circular, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the nominee’s assets.
CORPORATE GOVERNANCE
Effective June 30, 2005, National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 Corporate Governance Guidelines (“NP 58-201”) were adopted in each of the provinces and territories of Canada and by the Canadian Securities Administrators (the “CSA”). NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted. NP 58-201 provides guidance on corporate governance practices.
The Board and Management believe that sound corporate governance practices are essential to the performance of the Corporation. To this end, governance practices and policies have been developed by the Corporation and are reviewed regularly as to their appropriateness. The following sets out the Corporation’s approach to corporate governance and addresses the Corporation’s compliance with NI 58-101.
Board of Directors
The Board is elected by the shareholders and oversees the conduct of the business and affairs of the Corporation, supervises its Management and endeavours to ensure that all major issues affecting the Corporation are given appropriate consideration. In fulfilling its responsibilities, the Board delegates to Management the authority to manage the Corporation’s day-to-day business, while reserving the ability to review Management decisions. The Board discharges its responsibilities through its Committees and through Management.
The directors are kept informed of the Corporation’s operations at meetings of the Board and its Committees and through reports and discussions with Management. In addition to its primary roles of overseeing corporate performance and providing quality, depth and continuity of management to meet the Corporation’s strategic objectives, the Board, among other things:
•	approves business, strategic and financial plans and monitors the implementation of such plans;

•	approves financial communications to shareholders;

•	oversees the Corporation’s financial reporting and disclosure;

•	approves items such as the issue of securities and compensation and employee benefits, including incentive stock option grants; and

•	approves changes in the bylaws of the Corporation and submits them to shareholders for approval.
During the fiscal year ended March 31, 2007 and in the subsequent period to date, due to its financial circumstances, the Corporation has effectively functioned with one full-time executive officer. The Board and, in particular the Chairman, have worked closely with Management and have met on a frequent basis to discuss and monitor the Corporation’s progress in meeting its goals. During the fiscal year ended March 31, 2007, the Board met 14 times.

The Chairman of the Board is responsible settling the agenda for each Board meeting, ensuring that directors are kept informed of appropriate corporate matters, chairing the meetings and acting as a key liaison between the Board and senior Management.
As the last annual meeting in September 2006, seven directors were elected. However, the Board increased recently from seven to nine directors as the result of the appointment of two CKLS designees pursuant to the Subscription Agreement with CKLS. As discussed above, on July 26, 2007, Benjamin Chen resigned from the Board which currently consists of eight directors. The independent status of each individual director is reviewed annually by the Board. The Board considers a director to be independent if he has no direct or indirect material relationship with the Corporation which in the view of the Board of Directors could reasonably be perceived to materially interfere with the exercise of the director’s independent judgment. The Board has determined that seven (7) of the directors are independent as set out below:

Name	Independence

Simon Anderson	Independent
Tom Du	Independent
Guang (Michael) Luan	Independent
John W. Sibert, III	Independent
Kenneth M. Strong	Independent
Victor Tong	Independent
Edge R. Wang	Not Independent
Alan Yu	Independent
The majority of the directors are independent. Dr. Wang is not considered independent because he is a member of Management. As noted above, both Mr. Tong and Mr. Yu, CKLS’ designees, have been appointed pursuant to the terms of the Subscription Agreement. Mr. Tong and Mr. Yu (the “CKLS Directors”) are officers of certain CKLS entities and if the CKLS Investment is implemented, CKLS will be a significant shareholder. Under the circumstances, the Board considers that the relationship in the future to the significant shareholder is not an interest or a business or other relationship that could, or could reasonably be perceived to, interfere with the CKLS Directors’ ability to act with a view to the best interest of the Corporation, other than interests and relationship arising from shareholdings. The Board considers that the two CKLS Directors (which constitutes approximately 29% of the seven directors to be elected at the Meeting) would fairly reflect the relative investment of CKLS and other shareholders in the Corporation if the CKLS Investment is approved and implemented. If the CKLS Investment is not approved, the CKLS Directors will resign leaving two casual vacancies on the Board to be filled by the Board in its discretion.
The Board examines its size annually to determine whether the number of directors is appropriate. The Board believes that the composition of the Board fairly represents the interests of Shareholders. Due to the requirement to add two nominees of CKLS pending the consideration by shareholders of the CKLS investment, the Board considered that, for a limited period, an increase in the number to nine directors at the time of appointment was appropriate.
The independent directors do not hold regularly scheduled meetings at which non-independent directors and members of Management are not in attendance. Independent directors have held informal meetings from time to time at which non-independent directors and members of Management were not in attendance. In addition, each Committee is made up of independent members.

The Board believes that all directors should attend all meetings of the Board and all meetings of each committee of which a director is a member. The following table summarizes directors’ attendance at Board meetings from April 1, 2006 to March 31, 2007:

Name	Board Meetings Attended

Simon Anderson	13 out of 14
Pierre Cantin(1)	6 out of 6
Benjamin Chen(2)	13 out of 14
Howard Cohen(1)	6 out of 6
Tom Du(3) A.J.	6 out of 6
Miller(1) Pierre	6 out of 6
Lapalme(1)	5 out of 6
Guang (Michael) Luan	14 out of 14
John W. Sibert, III(3)	6 out of 6
Peter Stafford(1)	6 out of 6
Kenneth M. Strong(3)	6 out of 6
Victor Tong(4)	0 out of 0
Edge R. Wang	13 out of 13
Alan Yu(4)	0 out of 0

(1)	Cease to be a director on September 29, 2006.

(2)	Cease to be a director on July 27, 2007.

(3)	Elected September 29, 2006.

(4)	Alan Yu and Victor Tong were appointed July 15, 2007.
Directorships
The following table provides information about directors of the Corporation who are also directors of other publicly- traded companies.

Name	Names, trading symbols and headquarters of other publicly-traded companies	Position

Simon Anderson	Sinovac Biotech Ltd, Beijing, China, AMEX-SVA	Director
Tom Du	Global Pharmatech Inc., China, NASDAQ — GBLP	Director
Alan Yu	CK Life Sciences Int’l., (Holdings) Inc., Hong Kong, GEM — 8222	Director
Board Mandate
The Board currently carries out its mandate directly or through its committees described below and the CEO. The Mandate for the Board is attached to this Information Circular as Schedule A.
As discussed above, due to the fact that the Corporation has been compelled to function with only one full-time executive officer, the Board has worked closely with Management. The Chairman, in particular, has been primarily responsible for identifying the investors and structuring the terms of the private placement that closed earlier this year and in the case of the CKLS Investment, the opportunity was identified and developed by the Chairman, who also participated actively in the negotiations with CKLS.
Position Descriptions
The Board has not developed written position descriptions for the chair and the chair of each Board committee or the CEO, although a brief general description of his duties is included in the CFO’s employment contract. To date we have followed the general policy that the CEO is responsible for day-to-day operational management and Board approval is required for any significant other matters.
Orientation and Continuing Education
The Board has an informal process for the orientation of new Board members regarding the role of the board, its committees and its directors and the nature of operation of the business. New directors meet with senior management and incumbent directors.

No ongoing continuing education is currently provided by the Corporation. Board members are expected to keep up to date with corporate governance developments.
Ethical Business Conduct Skills and Knowledge
The Board has adopted a written code of conduct for the Corporation’s directors, officers and employees, which is available on our website and on SEDAR under our name. The Board does not have a formal program to monitor compliance with the Code. However, since the Corporation has only six full time employees in Canada, the Board is satisfied that the informal monitoring by CEO is adequate.
The Board requires that directors provide disclosure to it of all boards and committees of which they are members, and all offices held, at other reporting issuers. The Board also requires conflicts of interest to be disclosed to the Corporation’s Corporate Governance Committee. In the event that conflicts of interest arise, a director who has such a conflict is required to disclose the conflict and (except in limited circumstances) to abstain from voting for or against the approval of the matter. In addition, in considering transactions and agreements in respect of which a director has a material interest, the Board will require that the interested person absent themselves from portions of Board or committee meetings so as to allow independent discussion of points in issue and the exercise of independent judgment. In appropriate cases, the Corporation may also establish a special committee of independent directors to review a matter in which directors or management may have a conflict.
Nomination of Directors
With advice and input from the Compensation and Nominating Committee, the Board, in identifying new candidates for board nomination, will:
(a)	consider what competencies and skills the board, as a whole, should process;

(b)	assess what competencies and skills each existing director possesses; and

(c)	consider the appropriate size of the board, with a view to facilitating effective decision-making.
The nomination of directors is undertaken by the Compensation and Nominating Committee, a committee which is to be composed of three independent directors. The Committee reviews the composition of the Board annually, assesses the effectiveness of the board annually, identifies new candidates for nomination as directors to the Board and makes recommendations to the Board for nominees for election as directors. In that regard, the Compensation and Nominating Committee considers the competencies and skills each new nominee will bring to the Corporation and whether or not each new nominee can devote sufficient time and resources to his or her duties as a board member.
As noted above, the Board of Directors appointed Mr. Victor Tong and Mr. Alan Yu pursuant to the terms of the Subscription Agreement. The Committee’s initial recommendation (which differed from the list of nominees above) for the upcoming year was concurred in by its Chair and by Dr. Tom Du. The third member, Mr. Ben Chen, dissented. Mr. Ben Chen subsequently tendered his resignation which was accepted by the Board. The Board ultimately approved the nominees listed above under “Directors — Election of Directors”. As noted above, Mr. Luan intends to withhold his vote from three of the director nominees and make a motion at the Meeting putting forth three alternative directors. See “Directors — Election of Directors”.

Other Board Committees
Compensation and Nominating Committee
The Compensation and Nominating Committee assists the board of directors in fulfilling its oversight responsibilities relating to compensation. The Committee’s role includes establishing a remuneration and benefits plan for directors, executives and other key employees and reviewing the adequacy and form of compensation of directors and senior management. The Committee is responsible to oversee the development and implementation of compensation programs in order to support the Corporation’s business objectives and attract and retain key executives. The Committee also reviews and makes recommendations to the Corporation’s board of directors regarding the Corporation’s incentive compensation equity-based plans. In addition, the Committee is responsible for identifying and recommending candidates qualified to become directors and board committee members (see “Directors — Election of Directors” and “Nomination of Directors” above) and to ensure that an effective Chief Executive Officer succession plan is in place. The current members of the Compensation and Nominating Committee are Michael (Guang) Luan (Chair) and Tom Du. During the fiscal year ended March 31, 2007 and until his resignation on July 26, 2007, Mr. Ben Chen was a member of the Committee. His replacement is not intended to be appointed until after the Meeting on September 17, 2007 at the same time that all Committee members are to be appointed.
The Charter for the Compensation and Nominating Committee is attached to this Information Circular as Schedule B.
Corporate Governance Committee
The Corporate Governance Committee assists the board of directors in fulfilling its oversight responsibilities relating to the governance of the Corporation and its relationship with senior management. The Committee oversees the Corporation’s investor relations and public relations activities. The members of the Corporate Governance Committee are John W. Sibert III (Chair), Michael (Guang) Luan and Kenneth M. Strong.
The Charter for the Corporate Governance Committee is attached to this Information Circular as Schedule C.
Audit Committee
The Audit Committee assists the board of directors in fulfilling its responsibilities for oversight of financial and accounting matters. In addition to recommending the auditors to be nominated and reviewing the compensation of the auditors, the committee is responsible for overseeing the work of the auditors, and pre-approving non-audit services. The committee also reviews the Corporation’s annual and interim financial statements and releases containing information taken from the Corporation’s financial statements prior to their release. The Committee is responsible for reviewing the acceptability and quality of the Corporation’s financial reporting and accounting standards and principles and any proposed material changes to them or their application. The current members of the Audit Committee are Simon Anderson (Chair) and Kenneth M. Strong, who are all independent directors. During the fiscal year ended March 31, 2007 and until his resignation on July 26, 2007, Mr. Ben Chen was a member of this Committee. No replacement has been appointed, but it is expected that his replacement will be appointed at the same time that all other Committee members are to be appointed after the Meeting. If the CKLS Investment is approved, it is anticipated that Mr. Victor Tong will be appointed to the Committee.
The Audit Committee has a published mandate, which is attached to the Corporation’s Annual Information Form filed with Canadian securities regulators via SEDAR.
The Corporation’s Annual Information Form (“AIF”) for the year ended March 31, 2007 sets out particulars regarding the Audit Committee’s charter, the experience and education of the members of the Audit Committee, the Audit Committee’s pre-approval policies and procedures for non-audit services and the service fees paid to our auditor, as well as other related matters.
Assessments
The Board, its committees and individual directors are not regularly assessed with respect to their effectiveness and contribution. However, the Compensation and Nominating Committee and the Corporate Governance Committee share the responsibility for overseeing the evaluation of the contribution of individual directors.
APPOINTMENT AND REMUNERATION OF AUDITOR
In accordance with the recommendation of the Audit Committee, the Board of Directors recommends the appointment of Manning Elliott LLP, Chartered Accountants, as the auditor of the Corporation to hold office until the close of the next annual meeting of the shareholders. It is also recommended that the auditor’s remuneration to be fixed by the directors.

Unless you give other instructions, the persons named in the enclosed form of proxy intend to vote FOR the appointment of Manning Elliott LLP, Chartered Accountants to act as our auditor until the close of our next annual meeting and also intend to vote FOR the proposed resolution to authorize the Board of Directors to fix the remuneration to be paid to the auditor.
Manning Elliott LLP were first appointed on September 29, 2006 replacing Ernst & Young LLP, who were our auditors from 2003 until September 29, 2006.
PARTICULARS OF OTHER MATTERS TO BE ACTED UPON
Approval of CKLS Investment
Overview
WEX entered into a subscription agreement (the “Subscription Agreement”) dated as of July 15, 2007 as amended as of August 14, 2007, with CKLS, under which CKLS will purchase 16,327,272 Common Shares of WEX through a private placement with aggregate gross proceeds of $4,489,999.80, the issuance of one Class A Special share (the “Class A Share”) (to be created) at the nominal issue price of $1.00, and the issuance of a convertible debenture (“Debenture”) in a principal sum of $15,600,000 (the “CKLS Investment”). The CKLS Investment is subject to TSX and Shareholder approval, and a number of closing conditions.
As a condition of obtaining TSX approval, we are required to obtain Shareholder approval of the CKLS Investment, as the number of Common Shares that may be issued pursuant to the terms of the Subscription Agreement exceed 25% of our issued and outstanding Common Shares and will be issued at a discount to the market price beyond that otherwise permitted by the TSX. The CKLS Investment will also materially affect the control of WEX and hence pursuant to TSX requirements must be approved by our Shareholders. In accordance with the TSX requirements, the CKLS Investment must be approved by an affirmation of the majority of the votes cast by independent Shareholders represented in person or by proxy at the meeting. To our knowledge, all of our shareholdings are independent Shareholders for this purpose.
In addition, as a condition of approving the CKLS Investment the TSX is requiring that our Common Shares be redesignated, i.e., renamed, as “restricted voting shares.” See “Approval of Amendment to Articles”. Although the discussion below references issuances of Common Shares, assuming shareholder approval has been obtained, the Common Shares will be redesignated or renamed as restricted voting shares on the closing of the CKLS Investment.
Background and Reasons for the Transaction
As noted in our AIF, we have been experiencing financial difficulties for some time. Although we have been considering various financial alternatives since early 2006, as a consequence of the termination of our Phase IIb/III critical trials (WEX 014) for TectinTM for cancer-related pain due to the preliminary finding of our data monitoring committee, we have been experiencing difficulties in raising the significant amount of capital required to complete the Phase III clinical trades for TectinTM. Over the past year we have been focussing our efforts on raising financing to cover current operations. The CKLS Investment is the result of our extensive search for financing. CKLS has also provided us with a short-term bridge loan of $350,000 until the CKLS Investment is closed. With funds from this loan added to our working capital we expect to have sufficient cash until the closing scheduled for September 18, 2007.
We expect that the CKLS Investment will provide us with financial certainty and stability going forward. Without the CKLS Investment or financing from another source, we would become insolvent. Accordingly, failure to approve the CKLS Investment could have serious adverse consequences for us if no other financing alternatives are found.
CKLS is a wholly owned subsidiary of CKLS Holdings. CKLS Holdings has been listed on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited since July 2002. The CK Life Sciences Group is engaged in the business of research and development, manufacturing, commercialization, marketing and sale of biotechnology products.

The Board, after a review of the proposed CKLS Investment determined that the CKLS Investment is in the best interest of the Corporation. The Board also believes that WEX will benefit from working with CKLS, an experienced investor that is expected to be actively involved at the Board level.
Accordingly, the Board of Directors is recommending that Shareholders vote to approve the transaction and related matters.
Details of the Investment by CKLS
The terms and conditions on which CKLS has agreed to invest in WEX are set out in the Subscription Agreement, a copy of which has been filed with Canadian securities regulators and is available at www.sedar.com. The following is a brief summary of the terms and conditions set out in the Subscription Agreement. This summary is not complete and is subject to and is qualified in its entirety by reference to the Subscription Agreement.
Pursuant to the Subscription Agreement, CKLS or its designee (the “Purchaser”) would subscribe for:
•
16,327,272 Common Shares, that are to be redesignated as restricted voting shares (the “Offered Shares”) of WEX, representing approximately 37% of the current issued and outstanding Common Shares (or approximately 27% of the issued and outstanding Common Shares and the issuance of the Offered Shares), at a price of $0.275 per share for a total consideration of $4,489,999.80;

•	one Class A Share at a nominal price of $1.00; and

•	the Debenture in the principal sum of $15,600,000.
The proceeds raised under the CKLS Investment are to be applied to fund the cost of WEX’s planned phase III clinical trials of TectinTM and for working capital purposes as permitted under the Subscription Agreement.
Covenants
The Subscription Agreement requires the number of directors on the Board of Directors to be increased from seven to nine directors on an interim basis, with two individuals as designated by CKLS to be appointed to the Board upon the signing of the Subscription Agreement. The Board has appointed Alan Yu and Victor Tong, CKLS’s designees, to the Board of WEX. Under the Subscription Agreement, we have agreed to nominate Mr. Yu and Mr. Tong for election as a director to the Board at the Meeting and to request that the shareholders fix the number of directors at seven for the ensuing year. (See “Directors”)
In addition, the Subscription Agreement provides CKLS or its designee with the right to:
•	elect one or more members of the Board, in the same proportion, as nearly as may be, as its shareholdings are to the total outstanding shares of WEX, as is determined by the following formula:

total number of Common Shares (that will be redesignated
as restricted voting shares) issued and held
by the Purchaser on the date of election	X	number of sitting directors

total number of Common Shares (that will be redesignated
as restricted voting shares) issued and outstanding
in the capital of the Corporation on the date of election

rounded up to the nearest whole number (less, for greater certainty, the number of directors appointed or nominated for or elected by the Purchaser who are currently sitting) to a maximum of one-half of the number of sitting directors;

•	have one of CKLS’ designees on the Board fill the position of Chairman of the Board;

•	approve any change in the Chairman of the Board, Vice-Chairman if applicable, and Chairman of the Audit Committee;

•	subject to applicable law, designate the appointment and termination of the Chief Executive Officer, Chief Financial Officer and the Chief Scientific Officer; and

•	subject to applicable law, designate the appointment and termination of the Chairman of WEX’s 97% subsidiary Nanning Maple Leaf Pharmaceutical Co., Ltd. (“NMLP”);
so long as CKLS beneficially owns or controls, directly or indirectly at least 10% of WEX’s outstanding Common Shares (as redesignated) or any portion of the Debenture (including accrued interest) is outstanding. These rights will be evidenced by the Class A Share that will be issued to the Purchaser. See “Approval of Amendments to Articles” below.
WEX has also agreed that it will not conduct a rights offering until after the closing of the CKLS Investment pursuant to the Subscription Agreement and thereafter only with the consent of CKLS. In addition, WEX is required under the Subscription Agreement to:
•	Use its commercially reasonable best efforts to maintain its listing of Common Shares on the TSX and its reporting issuer status in British Columbia, Alberta, Ontario and Quebec;
•	Pay approximately 78% of the expenses of the Purchaser incurred in connection with the CKLS Investment, provided the CKLS Investment closes;
•	Prepare certain disclosure schedules for CKLS in respect of intellectual property and clinical data; and
•	Provide access to CKLS to conduct due diligence as it may reasonably require.
Conditions Precedent
The Subscription Agreement provides for a number of conditions precedent to closing of the CKLS Investment, including among others:
•	The approval of the CKLS Investment by the Board and by the Shareholders;

•	The approval of the TSX and any other governmental or regulatory approvals that may be necessary;

•	Amendments of the articles and bylaws of WEX as necessary in order to permit the election of directors, and the designation of officers by the Purchaser;

•	The appointment of the two CKLS designees to the Board;

•	Accuracy of each party’s representations and warranties and compliance of each party’s covenants under the Subscription Agreement;

•	Absence of any material adverse change with respect to WEX;

•	Waiver of the applicability of the Rights Plan (as hereinafter defined) to the CKLS Investment;

•	Favourable legal opinions being delivered to the Purchaser;

•	Execution of a registration rights agreement providing the Purchaser with the right to require WEX to qualify the Purchaser’s Common Shares for sale by prospectus;

•
The delivery of certain information to CKLS and execution of certain agreements related to certain intellectual property and the status of the finder’s fee for the transaction, certain litigation, WEX’s existing convertible debentures and WEX’s ownership of NMLP, all being satisfactory to CKLS;

•
The completion of a “due diligence” review of the assets and operations of WEX and its subsidiaries as CKLS may require, with the results of such review being satisfactory to CKLS in its absolute discretion; and

•	Other customary closing conditions.
The Board of Directors has waived the application of the Rights Plan to the CKLS Investment and other Flip-in Events (as defined in the Rights Plan) in existence, if any, and has, to the extent applicable, postponed the Separation Time (as defined in the Rights Plan) until two weeks after the next annual meeting for which such shareholder approval as may be required will be obtained. See “Approval of the Waiver and Termination of Rights Plan”.
WEX has also reached agreement (“UOB Termination Agreement”) with the holders (the “UOB Investors”) of its existing convertible debentures (the “UOB Debentures”), under which approximately $3.7 million is outstanding, to pay out the debentures for a discounted lump sum amount of approximately $2.1 million (the “Termination Payment”), conditional on the completion of the CKLS Investment by September 30, 2007. The UOB Termination Agreement also provides that in the event WEX or any of its subsidiaries or affiliates raises an aggregate of US$10,000,000 through one or more non-debt financings, within 60 days of making the Termination Payment, WEX will pay an additional $536,605.99 to the UOB Investors.
As noted above, an affiliate of CKLS has provided a short-term bridge loan to us of $350,000 which bears interest at LIBOR (as hereinafter defined) plus 4% (calculated daily and compounded monthly) (and at a rate of LIBOR plus 8% if the amounts owed are not paid when due), is guaranteed by our subsidiary IWT Bio Inc. (“IWT”) and is secured by certain Quebec tax refunds due to us and IWT (the “Tax Refunds”). The loan will mature on the earlier of two months from the date of the advance, July 25, 2007, and the closing of the CKLS Investment. For the purposes of the short-term bridge loan, LIBOR means, for any particular day, the rate of interest per annum, based on a 360-day year (rounded up to the nearest 1/16%), for deposits in Canadian dollars for a 30 day interest period, which is quoted on the British Bankers Association LIBOR Rates Telerates Screen as of 11 a.m. (London time) on the second Business Day before such particular day. The short-term bridge loan imposes certain restrictions on our activities throughout its term, including that we will not without the prior written consent of the lender (not to be unreasonably withheld) create an encumbrance on or sell the security for the loan, incur any indebtedness (except in the ordinary course of our business and in respect of the UOB Debenture), or take an action that causes us to materially deviate from the Business Plan (as hereinafter defined). We are required to apply any proceeds raised from any financing to the prepayment of the loans and we are required to pay all costs associated with the loan.
Debenture Terms
The Debenture will mature two years from date of issue. If at maturity we are unable to make payment the maturity date may be extended for two years at our option.
After the initial advance of $2,000,000 on the issue date of the Debenture, subject to certain conditions precedent, the remaining funds under the Debenture are to be advanced to us in instalments on the seventh day following the end of each financial quarter commencing December 31, 2007, pursuant to the quarterly instalment schedule set out below.

Quarter End	Amount of Subsequent Advance

December 31, 2007	$1,500,000
March 31, 2008	$2,000,000
June 30, 2008	$2,000,000
September 30, 2008	$2,000,000
December 31, 2008	$2,000,000
March 31, 2009	$4,100,000

In the event that we conduct a rights offering or other financing, CKLS has the right to adjust the amount of the advances under the Debenture.
Interest and Conversion Shares
The Debenture is to bear interest at the rate of LIBOR plus 4% per annum, calculated and payable, initially, on September 30, 2007 and thereafter, payable semi-annually in Common Shares (to be redesignated as restricted voting shares). For the purposes of the Debenture, LIBOR means, for the issue date of the Debenture and any interest payment date thereafter, the rate of interest per annum, based on a 360-day year (rounded up to the nearest 1/16%), for deposits in Canadian dollars for a 6 month interest period which is quoted on the British Bankers Association LIBOR Rates Telerates Screen as of 11 a.m. (London time) on the second Business Day before the issue date or such payment date, as the case may be.
The Common Shares to be issued (the “Interest Shares”) in payment of the interest will be issued at an issue price equal to the volume weighted average market price (“VWAP”) of such shares on the TSX for the 6 month period prior to the date that interest payment is due, less a discount of 30% (the “Discounted Market Price”). The Interest Shares are to be issued to the holder within three business days of the earliest of the date specified in a written notice to WEX, the maturity date or an event of default.
The principal amount of the Debenture is convertible into Common Shares (to be redesignated as restricted voting shares) at the holder’s option on and after maturity of the two-year term, upon default and in the event that an offer for effective control of WEX is received. The Common Shares to be issued upon conversion on the maturity date are to be issued at an issue price equal to the Discounted Market Price of such shares on the date of conversion and in all other cases at an issue price equal to VWAP of such shares on the TSX over the last five trading days prior to the conversion date less a discount of 30%.
The issue price of the Common Shares to be issued pursuant to the interest payment provisions or the conversion provisions in the Debenture may not be higher than $1.75 per Common Share or less than $0.05 per Common Share.
The maximum number of Common Shares that may be issued to the holder pursuant to the conversion provisions of the Debenture would be between 8,914,286 Common Shares, if the maximum issue price of $1.75 were used, and 312 million Common Shares, if the minimum issue price of $0.05 were used, that would represent approximately 20.3% and 712.2%, respectively, of the issued and outstanding Common Shares, or approximately 12.9% and 83.8%, respectively, of the issued and outstanding Common Shares plus the issuance of such shares and the issuance of the 16,327,272 Common Shares above (assuming the full amount of the Debenture is converted and no adjustments).
The maximum number of Common Shares that may be issued to the holder pursuant to the interest provisions of the Debenture would be between approximately 2,852,571 Common Shares, if the maximum issue price of $1.75 were used, and approximately 99,840,000 Common Shares, if the minimum issue price of $0.05 were used, that would represent approximately 6.5% and 227.9%, respectively, of the issued and outstanding Common Shares, or approximately 4.7% and 62.4%, respectively of the issued and outstanding Common Shares plus the issuance of such shares and the issuance of the 16,327,272 Common Shares above (assuming an interest rate of 8% (using a LIBOR rate of 4%), a four-year term with the full amount advanced at the date of issue of the Debenture (rather than in instalments as provided in the Debenture) and no adjustments).
The aggregate maximum number of Common Shares that may be issued to the holder pursuant to the interest and the conversion provisions of the Debenture would be between approximately 12 million Common Shares, if the maximum issue price of $1.75 were used, and approximately 412 million Common Shares, if the minimum issue price of $0.05 were used, that would represent approximately 17% and 87%, respectively, of the issued and outstanding Common Shares, plus the issuance of such shares and the issuance of the 16,327,272 Common Shares above (assuming an interest rate of 8% (using a LIBOR rate of 4%), a four-year term with the full amount advanced at the date of issue of the Debenture (rather than in instalments as provided in the Debenture) and no adjustments).

If $0.35, the TSX closing price on July 13, 2007 (the last trading day prior to the announcement of the CKLS Investment), were used as the issue price, the maximum number of Common Shares that may be issued to the holder is approximately 59 million Common Shares, that would represent approximately 50% of the issued and outstanding Common Shares, plus the issuance of such shares and the issuance of the 16,327,272 Common Shares above (assuming an interest rate of 8% (using a LIBOR rate of 4%), a four-year term with the full amount advanced at the date of issue of the Debenture (rather than in instalments as provided in the Debenture) and no adjustments) and collectively with the 16,327,272 Common Shares above, represents approximately 63% of the issued and outstanding Common Shares (assuming the full issuance of all shares under the CKLS Investment).
Negative Covenants
The Debenture will impose significant restrictions on our activities throughout its term. Specifically, we will not be permitted, except as permitted under the business plan (approved by the Board and the holder of the Debenture) (the “Business Plan”) or with the holder’s written consent, to:
•	change the nature of our business or do any act or thing that would materially adversely affect our business, property, prospects or financial condition;

•	except in relation to our Option Plan or the Debenture, issue any securities or any options, warrants or securities convertible into shares or re-price any existing options;

•	except in the ordinary course of business for amounts not exceeding $500,000 and subject to the UOB Termination Agreements, borrow, create, incur, assume or suffer to exist any indebtedness;

•	sell, lease, assign, transfer, license or otherwise dispose of all or substantially all of our assets or any of our material assets;

•	redeem or repurchase shares, pay or declare dividends (or any other return of capital);

•	utilize the principal amount of the Debenture save as provided in the Business Plan;

•	guarantee the indebtedness of any person other than our subsidiaries;

•
enter into any transaction (whether by way of reconstruction, reorganization, consolidation, amalgamation, winding-up, merger, transfer, sale, lease or otherwise) whereby all or any substantial part of our undertaking or assets would become the property of any other person;

•	enter into any partnership, joint venture or similar agreement or arrangement;

•
permit, dispose of or allow to lapse any intellectual property rights necessary to enable us and our subsidiaries to conduct operations or breach any representations, warranties and covenants associated with such intellectual property rights as set forth in the Subscription Agreement;

•	except in the ordinary course of business and subject to the UOB Termination Agreements, create, incur, assume, suffer to exist, permit or grant a security interest, lien or encumbrance on our assets;

•	amend our constating documents;

•	allow any of our subsidiaries’ outstanding securities to be pledged or transferred;

•	purchase or acquire any fixed assets with a value of greater than $20,000;

•
hire or employ staff with an annual salary greater than $100,000 or hire or employ staff such that the total number exceeds by more than two persons the total headcount for the applicable time period as set forth in the Business Plan;

•
enter into any contract or agreement concerning our material assets or in an amount that is greater than $20,000, other than in the latter case, those relating to the normal operations of the business; or

•	have any of WEX, WEX Medical Limited or NMPL exceed by more than 10% in any quarter or on an annual basis its expense budget as set out in the Business Plan.

The restrictions against raising additional financing discussed above, do not apply during the last three months of the two year term, and in the event the term of the Debenture is extended for another two years, again during the last six months of the fourth year and in those periods, we will be permitted to raise additional financing without consent of the holder of the Debenture provided:
•	the proceeds of any debt financings are subordinated to our indebtedness to the holder of the Debenture;

•
the proceeds of such financings during the last three months immediately prior to the end of the initial two year term will be utilized in the ordinary course of our business for operating expenses, consistent with the Business Plan and the amount shall not exceed more than a reasonable amount required for 24 months of operating expenses; and

•
the proceeds of such financings during the last six months immediately prior to the end of the fourth year will be utilized first to repay any indebtedness to the holder with the balance to be utilized in the ordinary course of our business for operating expenses, consistent with the Business Plan.

Our ability to raise financing during the last three months immediately prior to the end of the initial two year term as described above is subject to a right of first refusal granted to the Purchaser. Pursuant to the Subscription Agreement, we have granted the Purchaser a right of first refusal to provide financing to us on the terms we set (the “Terms”) and provide to the Purchaser in writing at the commencement of the 21st month after the closing date of the CKLS Investment. This right terminates within one week of the notice being given to the Purchaser unless the Purchaser has provided written notice to us that it has exercised the right and will provide the financing on the terms within three weeks of the notice of exercise and the financing has been provided to us prior to the commencement of the 22nd month after the closing date. If the Purchaser does not exercise or complete the exercise of its right of first refusal, we shall be entitled during the 22nd to 24th months after the closing date to carry out a financing on terms no more favourable to our counterparties than the Terms.
Events of Default
Under the Debenture, each of the following constitutes an event of default resulting in the acceleration of the amount due under the Debenture:
•	our failure to pay the principal amount due under the Debenture on the due date thereof or to pay any other amounts due under the Debenture within three business days of the due date thereof;
•
if we fail to issue fully paid Common Shares as payment of interest due in accordance with the requirements of the Debenture, maintain the listing of our Common Shares on the TSX, maintain and use our assets and conduct our business in accordance with good business practice, comply with applicable law as defined in the Debenture, pay reasonable expenses of any nominee directors or board observers or permit the holder to have observers attend board meetings in lieu of nominee directors;

•	if any of the representations and warranties in the Subscription Agreement or the Debenture are not true as at the time such representation or warranty was made;
•
save for the failure to pay amounts due under the Debenture or certain covenants referred to in bullet two above, if we fail to keep, observe or perform any covenants, agreements, terms, conditions or provisions contained in the Debenture or the Subscription Agreement and such default continues until the expiry of 30 days from the date of receipt of notice from the holder to remedy such default;

•	in the event of a change of control or a capital reorganization (each as defined in the Debenture);
•	if the Board fails in any fiscal year to approve a business plan for the forthcoming fiscal year;

•	in the event a cease trade order or TSX trading suspension of the Common Shares shall be in effect for five consecutive trading days (excluding a suspension of all trading on the TSX);

•	a bankruptcy event (as defined in the Debenture) with respect to us occurs;

•	any garnishment order or other equivalent process is issued or levied against us or our subsidiary to recover payment of any amount exceeding $100,000 owing by us;

•
any failure of us or our subsidiary to pay indebtedness exceeding $100,000 at the stated maturity thereof or as a result of which, the creditor may declare the principal thereof to be due and payable prior to the stated maturity thereof, or any event shall occur and shall continue after the applicable grace period (if any) specified in any agreement or instrument relating to any such debt, the effect of which is to permit the holder of such debt to declare the principal amount thereof to be due and payable prior to its stated maturity;

•	all or any material part of the our or our subsidiary’s assets are executed, sequestered or distrained upon and such execution, sequestration or distraint:
•	relates to claims in the aggregate in excess of $100,000; and

•
we or our subsidiary do not discharge the same or provide for its discharge in accordance with its terms, or procure a stay of execution thereof (by reason of pending appeal or otherwise), within 30 days from the date of entry thereof; and

•
final judgement for the payment of money in the aggregate in excess of $100,000 in excess of applicable insurance shall be rendered by a court of competent jurisdiction against us or any of our subsidiaries and the borrower or such subsidiary does not discharge same or provide for its discharge in accordance with its terms, or procure a stay of execution thereof (by reason of a pending appeal or otherwise), within 30 days from the date of entry thereof.

Recommendation of the Board of Directors
Our Board of Directors recommends that the Shareholders vote in favour of the approval of the CKLS Investment. Accordingly Shareholders are being asked to consider and vote upon the ordinary resolution, set out in Exhibit A hereto, to approve the CKLS Investment (“CKLS Investment Resolution”). The CKLS Investment Resolution provides the directors with the power to amend the Subscription Agreement and to not proceed with implementing the resolution.
Passage of the CKLS Investment Resolution will require approval by a majority of the votes cast by independent shareholders on the matter at the Meeting. Unless otherwise instructed, the Management Designees named in the enclosed Form of Proxy will vote “IN FAVOUR” of the CKLS Investment Resolution.
Notwithstanding the approval of this resolution by the Shareholders, the resolution will not be implemented unless the Shareholders approve the Rights Plan Resolution, the Articles Amendment Resolution and the Bylaw Resolution (each as hereinafter defined).
Approval of the Waiver and Termination of Rights Plan
Our shareholder rights plan (the “Rights Plan”) dated as of July 5, 2005 between WEX and CIBC Mellon Trust Company provides that a person who becomes the beneficial owner (as defined in the Rights Plan) of 20% or more of our outstanding voting shares is an “acquiring person” for the purpose of the Rights Plan, which would trigger certain provisions of the Rights Plan. Since the Purchaser will hold (if the CKLS Investment is approved by the shareholders) more than 20% of our outstanding voting shares as described above, our Board of Directors has approved a waiver of the application of the Rights Plan in respect of the CKLS Investment.

The purpose of the Rights Plan is to give our Board of Directors sufficient time, in the event of a take over bid for control of WEX, to explore and develop alternatives for maximizing shareholder value and give Shareholders adequate time to properly assess the take over bid. If the CKLS Investment closes, CKLS will have a control position in WEX due to its securityholdings and the terms of the Debenture, which control position will have been considered and approved by the Board of Directors and Shareholders. Any third party that wishes to make a take over bid for WEX will likely have to negotiate with CKLS regardless of whether the Rights Plan exists. Under these circumstances it is expected that there would be sufficient time to consider the bid. Hence, if the CKLS Investment closes, there would not appear to be any further need for the Rights Plan. If, however, the circumstances change, the Board may consider adopting a new shareholder rights plan at that time. If the Rights Plan is not terminated, a number of amendments will need to be made to the Rights Plan to accommodate the CKLS Investment. The Board of Directors has determined that it would be appropriate to terminate the Rights Plan, effective on the closing of the CKLS Investment. The termination of the Rights Plan, if approved by Shareholders, will occur by way of an amendment to the Rights Plan that provides for termination upon the closing of the CKLS Investment.
In accordance with the terms of the Rights Plan, in order for the waiver by the Board of Directors and the termination of the Rights Plan to be effective, it must be approved by an affirmative vote of a majority of the votes cast by the Independent Shareholders (as defined in the Rights Plan) represented in person or by proxy at the meeting. Independent Shareholders includes those Shareholders that are not beneficial owners of 20% or more of our outstanding voting shares and CKLS and any of their associates, affiliates or any Person that acts jointly or in concert with them. To our knowledge, all of our Shareholders are Independent Shareholders for this purpose.
If the Shareholders do not approve the CKLS Investment, the waiver of the application of the Rights Plan in respect of the CKLS Investment will not be required and the termination of the Rights Plan will not be desirable; as a result, these items will not be considered at the meeting.
Our Board of Directors recommends that Shareholders vote in favour of the approval of the waiver of the Rights Plan in respect of the CKLS Investment and the amendment terminating the Rights Plan upon the closing of the CKLS Investment.
Accordingly, Shareholders are being asked to consider and vote upon the ordinary resolution set out in Exhibit B hereto (the “Rights Plan Resolution”). The Rights Plan Resolution provides the Board with the power to not proceed with implementing the resolution.
Passage of the Rights Plan Resolution will require approval by a majority of the votes cast by Independent Shareholders on the matter at the Meeting. Unless otherwise instructed, the Management Designees named in the enclosed Form of Proxy will vote “IN FAVOUR” of the Rights Plan Resolution.
Approval of Amendments to Articles
In connection with the Subscription Agreement, we agreed to seek Shareholder approval of an amendment to our articles to create a new Class A Share to provide the Purchaser with the right to elect directors and designate officers as described above. As a result of the new Class A Share, we will need to redesignate the Common Shares as “restricted voting shares” and make consequential amendments to the rights, privileges, restrictions and conditions applicable to our Common Shares as redesignated. The special resolution amending our articles to address the foregoing is attached hereto as Exhibit C (the “Articles Amendment Resolution”).
Under our governing statute, the CBCA, we are required to seek Shareholder approval by way of a special resolution, to amend our articles to redesignate the Common Shares, to make amendments to the rights, privileges, restrictions and conditions of the redesignated Common Shares and to create the Class A Share.
Redesignation of Common Shares
Our articles currently provide that our authorized capital consists of an unlimited number of no par value Common Shares. If the CKLS Investment is completed, CKLS, as holder of the Class A Share, will have rights to elect a certain number of directors as described above. The holders of our Common Shares will have the right to elect the remaining members of the Board of Directors but will not be entitled to vote in respect of the election of CKLS directors that the holder of the Class A Share is entitled to elect.

Under the rules of the TSX, voting equity securities are not to be designated, or called, common shares unless they have a right to vote in all circumstances that is not less, on a per share basis, than the voting rights of each other class of voting securities. Accordingly, as a condition of its approval of the CKLS Investment, the TSX is requiring that WEX amend its articles to redesignate the Common Shares as “restricted voting shares”. This redesignation involves only a change in the name of the Common Shares and the number of Common Shares authorized (which is unlimited) and issued and outstanding are not affected by the redesignation.
If the Shareholder approve the redesignation of the Common Shares as restricted voting shares, share certificates representing outstanding Common Shares will be considered to represent an equal number of restricted voting shares. These share certificates will be replaced over time by share certificates bearing the designation “restricted voting shares”, for example when certificates are presented to WEX’s transfer agent for transfer. Shareholders would also be entitled to require a replacement share certificate reflecting the new designation. The redesignation of the Common Shares will not affect their listing or trading on the TSX.
Description of the Class A Share
The attributes of the Common Shares that will be redesignated “restricted voting shares” and the Class A Share after giving effect to the amendments to our articles, including the redesignated will be substantially as described below. References to Common Shares that are to redesignated as restricted voting shares of the Corporation are referred to in this section as “Restricted Shares”.
Voting and Other Rights
Restricted Shares entitle the holders thereof to one vote per share. Other than at meetings of the holder of the Class A Share, the Class A Share will not entitle the holders thereof to any votes at meetings of our shareholders (but will be entitled to notice of and to attend such meetings), subject to the condition that the Class A Share will, if required by the CBCA, entitle the holder thereof to one vote per share on (1) any vote relating to our liquidation, dissolution or winding-up, or the sale, lease or exchange of all or substantially all of our property, and (2) any amendment that would add, change or remove attributes of the Class A Share or of any class of share adversely affecting the Class A Share and on other matters as otherwise may be required by law.
The Class A Share will also provide the holder with the right to:
•
elect one or more members of the Board, in the same proportion, as nearly as may be, as its shareholdings are to the total outstanding Restricted Shares of WEX as is determined by the following formula:

total number of Restricted Shares issued and held
by the Purchaser on the date of election	X	number of sitting directors

total number of Restricted Shares issued and outstanding in
the capital of the Corporation on the date of election

rounded up to the nearest whole number (less, for greater certainty, the number of directors appointed or nominated for or elected by the Purchaser who are currently sitting) to a maximum of one-half of the number of sitting directors;

•	have one of the Purchaser’s designees to the Board fill the position of Chairman of the Board;

•	approve any change in the Chairman of the Board, Vice-Chairman if applicable, and Chairman of the Audit Committee;

•
subject to applicable law, designate the appointment and termination of the Chief Executive Officer, Chief Financial Officer and the Chief Scientific Officer (the “Designated Officers”), which shall be effected by the Board; and

•	subject to applicable law, designate the appointment and termination of the Chairman of WEX’s 97% subsidiary NMLP, which shall be effected by the Board;

so long as CKLS beneficially owns or controls, directly or indirectly, 10% or more of WEX’s outstanding Restricted Shares or any portion of the Debenture (including accrued interest) is outstanding. The holder of the Class A Share (the “Class A Holder”) may exercise its right to elect directors by written resolution or by resolution passed at a meeting of the Class A Holder following the annual meeting of Shareholders as described in Schedule II to Exhibit C hereto.
Payment of Dividends
The holders of Restricted Shares will participate equally with each other in respect of the payment of dividends or other distributions of the Corporation. The Class A Share is not entitled to dividends or other distributions of the Corporation.
Distribution of Assets on Dissolution
The Class A Share will rank in priority to the Restricted Shares with respect to the return of capital in the event of the liquidation, dissolution or other distribution of our assets for the purpose of winding up our affairs. The Class A Share is only entitled to the return of $1.00.
Automatic Cancellation
The Class A Share will automatically be cancelled if CKLS beneficially owns or controls, directly or indirectly, less than 10% of WEX’s outstanding Restricted Shares and no portion of the Debenture (including accrued interest) remains outstanding.
Transfer
The Class A Share may not be transferred or assigned except to an affiliate of CKLS.
Articles Amendment Resolution
Pursuant to Section 173 of the CBCA we may, by special resolution of our shareholders, change the designation of our shares, make changes to our existing shares and create a new class of shares. Shareholders are being asked to consider the Articles Amendment Resolution set out in Exhibit C approving amendments to our articles in Exhibit C attached hereto, which include redesignating our Common Shares as “restricted voting shares” and approving the changes to be made to the attributes of our unlimited no par value Common Shares (that are being redesignated as restricted voting shares) as set out in Schedule I to Exhibit C attached hereto and to create the Class A Share with the attributes set out in Schedule II to Exhibit C attached hereto. The redesignation and changes to the attributes of our Common Shares are required as a consequence of the creation of the Class A Share. The Articles Amendment Resolution permits the Board to decide not to proceed with the amendment to the articles without obtaining further shareholder approval.
If the Shareholders do not approve the CKLS Investment and the waiver and termination of the Rights Plan, the amendments to our Articles in respect of the CKLS Investment will not be required and this item will not be considered at the meeting.
Shareholders are urged to read Exhibit C in its entirety. The Board of Directors is recommending that the shareholders vote in favour of the Articles Amendment Resolution.
Passage of the Articles Amendment Resolution will require approval by two-thirds of the votes cast on the matter at the Meeting. Unless otherwise instructed, the Management Designees named in the enclosed form of Proxy will vote “IN FAVOUR” of the Articles Amendment Resolution.
Shareholders that dissent to the Articles Amendment Resolution in accordance with the requirements of section 190 of the CBCA are entitled to certain dissent remedies if the amendments are effected. See “Rights of Dissenting Shareholders”.

Confirmation of Amendments to Bylaw No. 1
We are governed by the CBCA. Section 103(1) of the Act provides that, unless the articles, bylaws or a unanimous shareholder agreement otherwise provide, the directors of a corporation may, by resolution, make, amend or repeal any bylaws that regulate the business or affairs of the corporation. Under the CBCA, directors are required to submit a bylaw, or an amendment or a repeal of a bylaw, to the next meeting of the shareholders of the corporation following the directors resolution amending the bylaw.
On August 16, 2007, our directors amended Sections 2.08, 2.09, 3.01 and 3.06 of bylaw no. 1 (“Bylaw No. 1”) of the Corporation by replacing them in their entirety with Sections 2.08, 2.09, 3.01 and 3.06 as set out in Schedule I to Exhibit D and adding new Section 2.10 to Bylaw No. 1 as set out in Schedule I to Exhibit D (collectively the “Amended Provisions”). The Amended Provisions are needed to implement certain rights given to the Purchaser pursuant to the Subscription Agreement. These amendments include:
•	qualifying certain provisions by reference to the articles;

•	providing the Class A Holder with the right to designate the appointment and termination of Designated Officers;

•	providing the shareholders and the directors with the right to fix the number of directors for the year;

•	providing the Class A Holder with the right to notice of and to attend shareholder meetings.
The Amended Provisions are reproduced in full as Schedule I to Exhibit D hereto.
The Board is submitting the Amended Provisions for approval of the Shareholders. The Amended Provisions are effective until they are confirmed, confirmed as amended or rejected by the Shareholders, by ordinary resolution, and if confirmed or confirmed as amended, the Amended Provisions continue in effect in the form in which they are confirmed.
Shareholders are being asked to consider and vote upon an ordinary resolution set out in Exhibit D (the “Bylaw Resolution”) to confirm the Amended Provisions as set out in Schedule I to Exhibit D hereto.
If the Shareholders do not approve the CKLS Investment, the waiver and termination of the Rights Plan and the amendments to the articles, the approval of the Amended Provisions will not be required and this item will not be considered at the Meeting.
Shareholders are urged to read Exhibit D in its entirety. The Board is recommending that the Shareholders vote in favour of the Bylaw Resolution to confirm the Amended Provisions.
Passage of the Bylaw Resolution will require approval by a majority of the votes cast on the matter at the Meeting. Unless otherwise instructed, the Management Designees named in the enclosed Form of Proxy will vote “IN FAVOUR” of the Bylaw Resolution.
RIGHTS OF DISSENTING SHAREHOLDERS
Dissent Rights under the CBCA
As indicated in the Notice of the Meeting, any holder of Common Shares is entitled to be paid fair value of all, but not less than all, of such holder’s Common Shares in accordance with section 190 of the CBCA if the Shareholder dissents to the Articles Amendment Resolution and we effect the amendments to the articles, including the creation of the Class A Share.
A Shareholder is not entitled to dissent with respect to the Articles Amendment Resolution if the Shareholder votes any of the Shareholder’s Common Shares in favour of the Articles Amendment Resolution. To dissent, a Shareholder must send a written objection to us at or before the Meeting. The execution or exercise of a proxy does not constitute a written objection for purposes of the CBCA.

A dissenting Shareholder may only make a claim under section 190 of the CBCA with respect to all the Common Shares held on behalf of any one beneficial owner and registered in the name of the dissenting Shareholder. Hence, as a Non-Registered Shareholder you will need to contact your broker or other intermediary who holds your Common Shares on your behalf and make arrangements to send a written objection to us for all Common Shares held on your behalf.
Procedure for Dissent under the CBCA
The following summary does not purport to provide comprehensive statements of the procedures to be followed by a dissenting Shareholder under the CBCA. However, the CBCA requires adherence to the procedures established therein and failure to do so may result in the loss of all dissenter’s rights. Accordingly, each Shareholder who might desire to exercise dissenting rights under the CBCA should carefully consider and comply with the provisions of section 190 of the CBCA, a copy of which is attached hereto as Schedule D, and consult his legal adviser.
A dissenting Shareholder who seeks payment of the fair value of his Common Shares is required to send to us a written objection to the Articles Amendment Resolution that sets out the dissenting Shareholder’s intention to exercise his dissent rights, which must be received by us at or before the Meeting. Our address for such purpose is 1601 — 700 West Pender Street, Vancouver, British Columbia V6C 1G8, Attention: Corporate Secretary. A vote against the Articles Amendment Resolution or withholding votes does not constitute a written objection. Within 10 days after the Articles Amendment Resolution is approved by Shareholders, we must notify the dissenting Shareholder that sent us a written objection in accordance with section 190 of the CBCA and that has not voted for the Articles Amendment Resolution or withdrawn his objection. Such dissenting shareholder is then required, within 20 days after receipt of our notice (or if he does not receive such notice, within 20 days after he learns of the approval of the Articles Amendment Resolution), to send us a written notice containing his name and address, the number of Common Shares in respect of which he dissents (which must be all of his Common Shares) and a demand for payment of the fair value of such Common Shares (the “Demand for Payment Notice”) and, within 30 days after sending such written notice, to send to us the appropriate certificate or certificates representing such Common Shares. If the proposal contemplated in the Articles Amendment Resolution becomes effective, we are required to determine the fair value of the Common Shares and to make a written offer to pay such amount to the dissenting Shareholder. If such offer is not made to, or not accepted by, the Shareholder within 50 days after the proposal in the Articles Amendment Resolution becomes effective or such further period as a court may order, we may apply to the court to fix the fair value of such Common Shares. There is no obligation on us to apply to the court. If we fail to make such an application to the court, a dissenting Shareholder has the right to so apply to the court within a further 20 days or such further period as a court may order. If an application is made by either party, the dissenting Shareholder will be entitled to be paid the amount fixed by the court. The fair value of the Common Shares as determined for such purpose by a court will not necessarily be the same as and could vary significantly from the market value of such Common Shares on the date of the Articles Amendment Resolution.
Effect of Dissent
A Shareholder who dissents and gives the Demand for Payment Notice will as of the sending of such notice cease to have any rights as a Shareholder of the Corporation other than the right to be paid the fair value of the Shareholder’s Common Shares as of the close of business on the day before the Articles Amendment Resolution was adopted by the Shareholders, unless such Shareholder withdraws his dissent in accordance with section 190 of the CBCA or the amendment to the articles is not proceeded with.
RISK FACTORS
The following risk factors should be considered by Shareholders in evaluating whether to approve the CKLS Investment. These risk factors should be considered in conjunction with the other information included in this Information Circular and the risk factors disclosed in our AIF and management’s discussion and analysis (“MD&A”) for our year ended March 31, 2007.

Risks of Not Proceeding with the CKLS Investment
No Other Financing Alternatives
If the CKLS Investment is not completed for any reason, including our inability to satisfy the conditions precedent, there can be no assurance that we will be able to find another investor willing to provide the financing necessary to continue our operations in the short term and will be forced to shut down all of our operations. Even if we were able to locate short term financing, we will still require substantial future capital and management resources in order to continue to operate and there is no assurance that we will be able to find the necessary financing.
If the CKLS Investment is not completed, we will continue to face all of the existing operational and financial risks of our business as described in our AIF and MD&A and herein.
Impact Share Price and Future Business Operations
If the CKLS Investment is not completed there may be a negative impact on our share price, future business and operations to the extent that the current trading price of our Common Shares reflects an assumption that the CKLS Investment will be completed. The price of our Common Shares may decline if the CKLS Investment is not completed.
Risk of Proceeding with the CKLS Investment
Consequences of Share Position and Terms of CKLS Investment
CKLS is expected to hold approximately 27% of the issued and outstanding shares of WEX on closing of the CKLS Investment. CKLS’s interest in WEX will increase as Interest Shares are issued and if CKLS converts the Debenture into Common Shares in accordance with the terms of the Debenture. See “Particulars of Other Matters to be Acted Upon — Approval of CKLS Investment”. Hence, CKLS will have the ability to exercise influence over the election of directors and other matters submitted to shareholders, provided it continues to hold at least 10% of the outstanding shares or any part of the Debenture remains outstanding.
CKLS Investment Restrictions
The terms of the CKLS Investment will impose significant restrictions on our operations and on our governance and management. See “Particulars of Other Matters to be Acted Upon — Approval of CKLS Investment”.
Dilution
Our Shareholders will suffer dilution, which is expected to be significant, as a consequence of the CKLS Investment. See “Particulars of Other Matters to be Acted Upon - Approval of CKLS Investment”.
INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON
Except as disclosed herein, no Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting. For the purpose of this paragraph, “Person” shall include each person: (a) who has been a director or executive officer of the Corporation at any time since the commencement of the Corporation’s last fiscal year; (b) who is a proposed nominee for election as a director of the Corporation; or (c) who is an associate or affiliate of a person included in subparagraphs (a) or (b).

SHAREHOLDERS PROPOSALS
Pursuant to Section 137 of the CBCA, any notice of a Shareholder proposal intended to be raised at the annual meeting of Shareholders of the Corporation to be held during 2008 must be submitted to the Corporation at its registered office, to the attention of the Secretary, on or before May 23, 2008, to be considered for inclusion in the management information circular for that annual meeting of the Shareholders.
It is the position of the Corporation that Shareholder proposals need be recognized only if made in accordance with the foregoing procedure and the provisions of the CBCA.
OTHER BUSINESS
Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.
ADDITIONAL INFORMATION
Additional information relating to the Corporation is available at www.sedar.com. In addition, shareholders may contact the Corporation in writing at 1601-700 West Pender Street, Vancouver, BC V6C 1G8, Attention: Helen Chai or by email at wex@wexpharma.com to request copies of the Corporation’s financial statements and MD&A.
Financial information regarding the Corporation is provided in the Corporation’s financial statements for the year ended March 31, 2007 and the related MD&A.
APPROVAL
The contents and sending of this Information Circular have been approved by the directors of the Corporation.
ON BEHALF OF THE BOARD OF DIRECTORS OF WEX PHARMACEUTICALS INC.
“Dr. Edge Wang”
Dr. Edge Wang
President, Chief Executive Officer and Director

SCHEDULE A
BOARD MANDATE

MANDATE
OF
THE BOARD OF DIRECTORS OF
WEX PHARMACEUTICALS INC.
As Adopted by the Board of
Directors on April 28, 2006

WEX PHARMACEUTICALS INC.
(the “Company”)
BOARD OF DIRECTORS
MANDATE
1. ROLE AND RESPONSIBILITIES
1.1 The Board of Directors (the “Board”) is responsible for the stewardship of the Company. This requires the Board to oversee the conduct of the business and supervise management, which is responsible for the day-to-day conduct of the business.
1.2 The Board is responsible for the adoption of a strategic planning process and the approval and review, at least annually in an all-day in person strategy session to review the Company’s strategic business plan proposed by management, including a statement of the vision, mission and values, and to adopt such a plan with such changes as the Board deems appropriate. The plan and discussion which takes into account, among other things, the opportunities and risks of the business must be presented to the Board no later than 4 months prior to the fiscal year end as to provide enough time for management to resubmit and review the plan and incorporate a budget that takes into account the strategic objectives of the Company.
1.3 The Board shall review and measure corporate performance against strategic plans, senior management objectives, financial plans and quarterly budgets.
1.4 The Board is responsible for the identification of the principal risks of the Company’s business and overseeing the implementation of appropriate systems to manage these risks.
1.5 The Board is responsible for succession planning, including appointing, training and monitoring senior management and, in particular, the CEO.
1.6 The Board is responsible for satisfying itself as to the integrity of the CEO and other senior officers and that the CEO and the other senior officers create a culture of integrity throughout the Company.
1.7 The Board is responsible for the Company’s communication policies, which:
(a)	address how the Company interacts with analysts, investors, other key stakeholders and the public,

(b)	contain measures for the Company to comply with its continuous and timely disclosure obligations and to avoid selective disclosure, and

(c)	are reviewed at least annually.
1.8 The Board is responsible for the integrity of the Company’s internal control and management information systems.

1.9 The Board is responsible for acting in accordance with all applicable laws, the Company’s bylaws and the Company’s Director, Officer and Employee Code of Business Conduct and Ethics.
1.10 The Board and each individual director is responsible for acting in accordance with the obligations imposed by the Canada Business Corporations Act. In exercising their powers and discharging their duties, each director shall:
(a)	act honestly and in good faith with a view to the best interests of the Company;

(b)	exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances;

(c)	exercise independent judgement regardless of the existence of relationships or interests which could interfere with the exercise of independent judgement; and

(d)
(i) disclose to the Company, in writing or by having it entered in the minutes of meetings of directors, the nature and extent of any interest that the director has in a material contract or material transaction, whether made or proposed, with the Company if the director is a party to the contract or transaction, is a director or officer, or an individual acting in a similar capacity, of a party to the contract or transaction, or, has a material interest in a party to the contract or transaction; and

(ii) such director shall refrain from voting on any resolution to approve such contract or transaction unless it relates to the directors’ remuneration in that capacity, is for the directors’ indemnity or insurance or is a contract or transaction with an affiliate.

(e)	Demonstrate a willingness to listen as well as to communicate their opinions, openly and in a respectful manner.
1.11 The Board has the authority to appoint a managing director or to establish committees and appoint directors to act as managing director or to be members of these committees. The Board may not delegate to such managing director or committees the power to:
(a)	submit to the shareholders any question or matter requiring the approval of the shareholders;

(b)	fill a vacancy among the directors or in the office of auditor, or appoint additional directors;

(c)	issue securities, except as authorized by the directors;

(d)	issue shares of a series, except as authorized by the directors;

(e)	declare dividends;

(f)	purchase, redeem or otherwise acquire shares issued by the Company;

(g)
pay a commission to any person in consideration of his purchasing or agreeing to purchase shares of the Company from the Company or from any other person, or procuring or agreeing to procure purchasers for any such shares;

(h)	approve a management proxy circular, take-over bid circular or directors’ circular;

(i)	approve financial statements to be put before an annual meeting of shareholders; and

(j)	adopt, amend or repeal bylaws.
1.12 The matters to be delegated to committees of the Board and the constitution of such committees are to be assessed annually or more frequently, as circumstances require. From time to time the Board may create an ad hoc committee to examine specific issues on behalf of the Board. The following are the current committees of the Board:
(a)
the Audit Committee, consisting of not less than three directors, each of whom must be an “unrelated or “independent” director under applicable securities laws and applicable stock exchange rules. The role of the Audit Committee is to provide oversight of the Company’s financial management and of the design and implementation of an effective system of internal financial controls as well as to review and report to the Board on the integrity of the financial statements of the Company, its subsidiaries and associated companies.

(b)
the Corporate Governance and Nominating Committee, consisting of not less than three directors, each of whom must be an “unrelated or “independent” director under applicable securities laws and applicable stock exchange rules. The role of the Corporate Governance and Nominating Committee is to:

(i)	develop and monitor the effectiveness of the Company’s system of corporate governance;

(ii)	establish procedures for the identification of new nominees to the Board and lead the candidate selection process;

(iii)	develop and implement orientation procedures for new directors;

(iv)	assess the effectiveness of directors, the Board and the various committees of the Board;

(v)	ensure appropriate corporate governance and the proper delineation of the roles, duties and responsibilities of management, the Board, and its committees; and

(vi)	assist the Board in setting the objectives for the CEO and evaluating CEO performance.

(c)
the Compensation Committee, consisting of not less than three directors, each of whom must be an “unrelated or “independent” director under applicable securities laws and applicable stock exchange rules. The role of the Compensation Committee is to:

(i)	establish a remuneration and benefits plan for directors, senior management and other key employees;

(ii)	review the adequacy and form of compensation of directors and senior management;

(iii)	establish a plan of succession;

(iv)	undertake the performance evaluation of the CEO in consultation with the Chair of the Board, if not the CEO; and

(v)	make recommendations to the Board.
2. COMPOSITION
2.1 From time to time the Board or an appropriate committee of the Board shall review the size of the Board to ensure that the size facilitates effective decision-making.
2.2 The Board shall be composed of a majority of directors who qualify as “unrelated” or “independent” directors under applicable securities laws and applicable stock exchange rules. The determination of whether an individual director is unrelated or independent is the responsibility of the Board.
2.3 If at any time the Company has a significant shareholder, meaning a shareholder with the ability to exercise a majority of the votes for the election of the Board, the Board will include a number of directors who do not have interests in or relationships with either the Company or the significant shareholder and who fairly reflects the investment in the Company by shareholders other than the significant shareholder.
2.4 The Board should, as a whole, have the following competencies and skills:
(a)	knowledge of the biotechnology and pharmaceutical industry, including knowledge of current corporate governance guidelines;

(b)	scientific knowledge sufficient to understand the challenges and risks associated with the development of the Company’s product candidates;

(c)	financial and accounting expertise.
3. PROCEDURES TO ENSURE EFFECTIVE OPERATION
3.1 The Board recognizes the importance of having procedures in place to ensure the effective and independent operation of the Board.

3.2 If the Chair of the Board is not a member of management, the Chair shall be responsible for overseeing that the Board discharges its responsibilities. If the Chair is a member of management, responsibility for overseeing that the Board discharges its responsibility shall be assigned to a non-management director.
3.3 The Board has complete access to the Company’s management. The Board shall require timely and accurate reporting from management and shall regularly review the quality of management’s reports.
3.4 An individual director may engage an external adviser at the expense of the Company in appropriate circumstances. Such engagement is subject to the approval of the Corporate Governance and Nominating Committee.
3.5 The Board shall provide an orientation and education program for new recruits to the Board as well as continuing education on topics relevant to all directors.
3.6 The Board shall institute procedures for receiving shareholder feedback.
3.7 The Board requires management to run the day-to-day operations of the Company, including internal controls and disclosure controls and procedures.
3.8 The non-management directors shall meet at least twice yearly without any member of management being present.
3.9 The Board sets appropriate limits on management’s authority. Accordingly, the following decisions require the approval of the Board:
(a)	the approval of the annual and quarterly (unless delegated to the Audit Committee) financial statements;

(b)	the approval of the annual budget;

(c)	any equity or debt financing, other than debt incurred in the ordinary course of business such as trade payables;

(d)	entering into any license, strategic alliance, partnership or other agreement outside the ordinary course of business;

(e)	the acquisition and assignment of material assets (including intellectual property and fixed assets) outside of the ordinary course of business;

(f)	the commencement, termination or material amendment to any human clinical trial;

(g)	the creation of subsidiaries;

(h)	the creation of new Company bank accounts;

(i)	payment of dividends;

(j)	proxy solicitation material;

(k)	projected issuances of securities from treasury by the Company as well as any projected redemption of such securities;

(l)	any material change to the business of the Company;

(m)	the appointment of members on any committee of the Board;

(n)	capital expenditures in excess of CAD$50,000 outside of the annual budget;

(o)	entering into any professional engagements where the fee is likely to exceed CAD$50,000 outside of the annual budget.

(p)	entering into any arrangements with banks or other financial institutions relative to borrowing (either on a term or revolving basis) of amounts in excess of CAD$100,000 outside the annual budget;

(q)	entering into any guarantee or other arrangement such that the Company is contingently bound financially or otherwise in excess of CAD$50,000 other than product guarantees outside the annual budget;

(r)	the appointment or discharge of any senior officer of the Company;

(s)	entering into employment contracts with any senior officers;

(t)	initiating or defending any law suits or other legal actions; and
3.10 The Board, together with the CEO and with the assistance of the Corporate Governance and Nominating Committee, shall develop position descriptions for the CEO. The Board, together with the CEO, shall also approve or develop the corporate objectives that the CEO is responsible for meeting and the Board shall assess the CEO against these objectives.

SCHEDULE B
COMPENSATION AND NOMINATING COMMITTEE CHARTER

CHARTER
OF
THE COMPENSATION AND NOMINATING COMMITTEE
OF
WEX PHARMACEUTICALS INC.
As Approved by the Board of
Directors on April 28, 2006

WEX PHARMACEUTICALS INC.
(the “Company”)
COMPENSATION AND NOMINATING COMMITTEE CHARTER
The Compensation and Nominating Committee (the “Committee”) is a committee of the board of directors (the “Board”) of the Company. The role of the Committee is to: (i) establish a remuneration and benefits plan for directors, executives and other key employees; (ii) establish procedures for the identification of new nominees to the Board and lead the candidate selection process; (iii) review the adequacy and form of compensation of directors and senior management; (iv) establish a plan of succession; (v) undertake the performance evaluation of the CEO in consultation with the Chair; and (v) make recommendations to the Board.
Duties and Responsibilities
Human Resources
•	To review the corporate succession and development plans for the Company at the executive officer level.

•	To review and approve any hirings, transfers, promotions and severance or similar termination payments proposed to be made to any current or former member of senior management of the Company.

•	To review and monitor executive development programs and management assessment programs.

•	To prepare and issue the evaluations and reports required under the heading “Reports” below.

•	To review and monitor the overall employment environment of the Company.

•	To consider any such other human resources issues as it considers appropriate or as may be referred to it by the Board.
Compensation
•
In consultation with senior management, the Committee shall establish the Company’s general compensation philosophy, and oversee the development and implementation of compensation programs in order to support the Company’s overall business objectives, attract and retain key executives and provide appropriate compensation at a reasonable cost while enhancing shareholder value creation.

•
To review and approve corporate goals and objectives relevant to the compensation of the CEO, evaluate the performance of the CEO in light of those goals and objectives, and set the CEO’s compensation level based on this evaluation, subject to the approval of the Board. In determining the long-term incentive component of CEO compensation, the Committee shall consider, among other factors, the terms of CEO’s employment agreement, the Company’s performance and relative shareholder return, the value of similar incentive awards to CEOs at comparable companies and the awards given to the CEO in past years.

•	To review and approve any compensation and compensation programs applicable to the senior management of the Company. In undertaking such review the Committee will:
(a)
obtain compensation data concerning companies that would be regarded as comparable to the Corporation, and, to the extent possible, understand the basis upon which such comparable companies compensate senior management;

(b)
ensure that the CEO has a policy of meeting with senior management from time to time with a view to understanding personal needs, requirements and expectations and monitor the Company’s responsiveness to the concerns of senior management; and

(c)	document proceedings and decisions with a view to justifying, to the extent necessary, decisions that have been reached to shareholders and other key stakeholders.
•
To make recommendations to the Board with respect to the Company’s incentive compensation plans and equity-based plans, oversee the activities of the individuals and committees responsible for administering these plans, and discharge any responsibilities imposed on the Committee by any of these plans.

•
To exercise all of the powers of the Board with respect to the Stock Option Plans of the Company approved by the Board, including the authorization of stock option grants and the making of determinations and the exercise of discretion contemplated by the Plans.

•	To review and approve stock option grant guidelines proposed by management (taking into account the limits of Stock Option Plans requiring shareholder approval).

•	To specifically review and approve any amendment to an existing stock option, subject to the obtaining of any required consents of applicable stock exchanges or securities regulatory authorities.

•	To recommend to the Board, from time to time, the remuneration to be paid by the Company to directors in light of time commitment, fees paid by comparable companies and responsibilities.

•	To review executive compensation disclosure before the Company publicly discloses this information.

•	To keep abreast of current developments in executive compensation in companies engaged in similar industries.

•	Any other duties or responsibilities expressly delegated to the Committee by the Board from time to time relating to the Company’s compensation programs.
Nominating Directors
•	To identify and recommend candidates qualified to become directors.

•
In identifying and recommending candidates, the Committee shall take into consideration such factors as it deems appropriate, including judgement, skill, diversity, experience with businesses and other organizations of comparable size and the need for particular expertise on the Board.

•	To determine whether candidates are “unrelated” or “independent” under applicable securities laws and applicable stock exchange rules.

•	To recommend board members for appointment to committees of the Board.

•
In recommending a candidate for committee membership, the Committee shall take into consideration the factors set forth in this Charter as well as any other factors it deems appropriate, including without limitation the consistency of the candidate’s experience with the goals of the committee and the interplay of the candidate’s experience with the experience of other committee members.

•
In the event of a vacancy in the office of a director (except a vacancy created by an increase in the size of the Board or a failure to elect the minimum number of directors provided for in the Articles), the Committee shall recommend a candidate to fill such vacancy either through appointment by the Board or through election by the shareholders.

•	To make recommendations to the Board from time to time as to changes that the Committee believes to be desirable to the size of the Board or any committee thereof.

•
To maintain an orientation and educational program for new directors in order to familiarize new directors with the business of the Company, its management and professional advisors and its facilities.

Membership
•
The Committee shall consist solely of three or more members of the Board, each of whom the Board has determined has no material relationship with the Company and is otherwise “unrelated” or “independent” as required under applicable securities rules or applicable stock exchange rules.

•
Any member may be removed from office or replaced at any time by the Board and shall cease to be a member upon ceasing to be a director. Each member of the Committee shall hold office until the close of the next annual meeting of shareholders of the Company or until the member ceases to be a director, resigns or is replaced, whichever first occurs.

•	The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board may from time to time determine.

Procedures
•
The Board shall appoint one of the directors elected to the Committee as the Chair of the Committee (the “Chair”). In the absence of the appointed Chair from any meeting of the Committee, the members shall elect a Chair from those in attendance to act as Chair of the meeting.

•
The Chair will appoint a secretary (the “Secretary”) who will keep minutes of all meetings. The Secretary does not have to be a member of the Committee or a director and can be changed by simple notice from the Chair.

•
No business may be transacted by the Committee except at a meeting of its members at which a quorum of the Committee is present or by resolution in writing signed by all the members of the Committee. A majority of the members of the Committee shall constitute a quorum, provided that if the number of members of the Committee is an even number, one-half of the number of members plus one shall constitute a quorum.

•	The Committee will meet as many times as is necessary to carry out its responsibilities. The Chair or any two members may call meetings.

•
The time and the place of the meetings of the Committee, the calling of meetings and the procedure in all respects of such meetings shall be determined by the Committee, unless otherwise provided for in the bylaws of the Company or otherwise determined by resolution of the Board.

•
The Committee shall have the resources and authority necessary to discharge its duties and responsibilities, including the authority to select, retain, terminate, and approve the fees and other retention terms (including termination) of special counsel, compensation consultants or other experts or consultants, as it deems appropriate.

•
The Committee shall have access to any and all books and records of the Company necessary for the execution of the Committee’s obligations and shall discuss with the CEO or the CFO such records and other matters considered appropriate.

Reports
•	The Committee shall produce the following reports and provide them to the Board:
(a)	An annual Report of the Compensation Committee on Executive Compensation for inclusion in the Company’s annual proxy statement.

(b)
An annual performance evaluation of the Committee, which evaluation must compare the performance of the Committee with the requirements of this Charter. The performance evaluation should also recommend to the Board any improvements to this Charter deemed necessary or desirable by the Committee. The performance evaluation by the Committee shall be conducted in such manner as the Committee deems appropriate. The report to the Board may take the form of an oral report by the Chair or any other member of the Committee designated by the Committee to make this report.

(a)	A summary of the actions taken at each Committee meeting, which shall be presented to the Board at the next Board meeting.

SCHEDULE C
CORPORATE GOVERNANCE COMMITTEE CHARTER

WEX PHARMACEUTICALS INC.
(the “Company”)
CORPORATE GOVERNANCE COMMITTEE CHARTER
The Corporate Governance Committee (the “Committee”) is a committee of the board of directors (the “Board”) of the Company. The role of the Committee is to: (i) develop and monitor the effectiveness of the Company’s system of corporate governance; (ii) develop and implement orientation procedures for new directors; (iii) assess the effectiveness of directors, the Board and the various committees of the Board; (iv) ensure appropriate corporate governance and the proper delineation of the roles, duties and responsibilities of management, the Board, and its committees; and (v) assist the Board in setting the objectives for the Chief Executive Officer of the Company (the “CEO”) and evaluating CEO performance.
Duties and Responsibilities
Corporate Governance
To develop and recommend to the Board a set of corporate governance principles applicable to the Company, and to review those principles at least once a year. This requires the Committee to stay abreast of corporate governance developments and to respond to applicable corporate governance guidelines and rules.
To oversee the evaluation of the Board, committees of the Board and the contribution of individual directors.
To report on corporate governance as required by public disclosure requirements.
To ensure that appropriate processes are established by the Board to: (a) oversee strategic direction and development and review of ongoing results of operations; (b) to oversee the Company’s investor relations and public relations activities and to ensure that procedures are in place for the effective monitoring of the shareholder base, receipt of shareholder feedback and response to shareholder concerns.
To assist the Board in its annual review and revision of the written objectives of the CEO and guidance for the development of corporate strategy.
To ensure that an effective CEO succession plan is in place, including emergency succession.
To assist the Board in assessing and evaluating CEO performance.
To establish procedures for meetings of the Board and to otherwise ensure that processes, procedures and structures are in place to ensure that the Board functions independently of management and without conflicts of interest.

To review the proposed annual agenda for, and provide recommendations as to, additional topics for discussion at meetings of the Board.
To assist in the proper delineation of the roles, duties and responsibilities of management and the Board and delegation of authority by the Board to its committees and to management.
Establishment of Policies
To review and approve strategic corporate policies, such as disclosure policies, insider trading policies, confidentiality policies and corporate codes of conduct, conflict of interest policies and other relevant policies associated with ensuring an effective system of corporate governance.
To review related party transactions to ensure that they reflect market practice and are in the best interests of the Company.
Membership
The Committee shall consist of three or more members of the Board, each of whom qualifies as an “unrelated or “independent” director under applicable securities laws and applicable stock exchange rules.
Any member may be removed from office or replaced at any time by the Board and shall cease to be a member upon ceasing to be a director. Each member of the Committee shall hold office until the close of the next annual meeting of shareholders of the Company or until the member ceases to be a director, resigns or is replaced, whichever first occurs.
The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board may from time to time determine.
Proposed members of the Committee should have experience in corporate governance and/or human resources.
Procedures
The Board shall appoint one of the directors elected to the Committee as the Chair of the Committee (the “Chair”). In the absence of the appointed Chair from any meeting of the Committee, the members shall elect a Chair from those in attendance to act as Chair of the meeting.
The Chair will appoint a secretary (the “Secretary”) who will keep minutes of all meetings. The Secretary does not have to be a member of the Committee or a director and can be changed by simple notice from the Chair.

SCHEDULE D
SECTION 190 DISSENT REMEDIES

Canada Business Corporations Act ( R.S., 1985, c. C-44 )
(Current to August 16, 2007)
PART XIV
FINANCIAL DISCLOSURE
Right to dissent
190. (1) Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to
(a) amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;
(b) amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;
(c) amalgamate otherwise than under section 184;
(d) be continued under section 188;
(e) sell, lease or exchange all or substantially all its property under subsection 189(3); or
(f) carry out a going-private transaction or a squeeze-out transaction.
Further right
(2) A holder of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.
If one class of shares
(2.1) The right to dissent described in subsection (2) applies even if there is only one class of shares.
Payment for shares
(3) In addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.
No partial dissent
(4) A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.
Objection
(5) A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.
Notice of resolution
(6) The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.

Demand for payment
(7) A dissenting shareholder shall, within twenty days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing
(a) the shareholder’s name and address;
(b) the number and class of shares in respect of which the shareholder dissents; and
(c) a demand for payment of the fair value of such shares.
Share certificate
(8) A dissenting shareholder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.
Forfeiture
(9) A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.
Endorsing certificate
(10) A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting shareholder.
Suspension of rights
(11) On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than to be paid the fair value of their shares as determined under this section except where
(a) the shareholder withdraws that notice before the corporation makes an offer under subsection (12),
(b) the corporation fails to make an offer in accordance with subsection (12) and the shareholder withdraws the notice, or
(c) the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9), in which case the shareholder’s rights are reinstated as of the date the notice was sent.
Offer to pay
(12) A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice
(a) a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value, accompanied by a statement showing how the fair value was determined; or
(b) if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.
Same terms
(13) Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.
Payment
(14) Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

Corporation may apply to court
(15) Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.
Shareholder application to court
(16) If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.
Venue
(17) An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.
No security for costs
(18) A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).
Parties
(19) On an application to a court under subsection (15) or (16),
(a) all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and
(b) the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.
Powers of court
(20) On an application to a court under subsection (15) or (16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.
Appraisers
(21) A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.
Final order
(22) The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of the shares as fixed by the court.

Interest
(23) A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.
Notice that subsection (26) applies
(24) If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.
Effect where subsection (26) applies
(25) If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may
(a) withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to their full rights as a shareholder; or
(b) retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.
Limitation
(26) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that
(a) the corporation is or would after the payment be unable to pay its liabilities as they become due; or
(b) the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities.
R.S., 1985, c. C-44, s. 190; 1994, c. 24, s. 23; 2001, c. 14, ss. 94, 134(F), 135(E).

EXHIBIT A
CKLS INVESTMENT RESOLUTION
WHEREAS WEX Pharmaceuticals Inc. (the “Corporation”) and CK Life Sciences Int’l., Inc. (“CKLS”) have entered into a subscription agreement dated as of July 15, 2007 as amended as of August 14, 2007 (the “Agreement”), pursuant to which CKLS or its designee (the “Purchaser”) would subscribe for:
•	16,327,272 Common shares, which shares are to be redesignated as restricted voting shares, (the “Common Shares”) of the Corporation at a price of $0.275 per share;

•	one Class A Special share (the “Class A Share”) at a nominal price of $1.00; and

•
a convertible debenture (the “Debenture”) in the principal sum of $15,600,000 at an interest rate of LIBOR (as defined in the Debenture) plus 4% per annum calculated and payable in Common Shares (the “Interest Shares”) as set out in the Debenture.

(the “CKLS Investment”), subject to the terms and conditions in the Agreement.
BE IT RESOLVED, AS AN ORDINARY RESOLUTION, THAT:
1.
The Agreement and all of the transactions contemplated thereby, including the issuance of the 16,327,272 Common Shares, the Debenture and the Class A Share and the material effect that such issuances will have on the control of the Corporation, be and are hereby ratified, confirmed and approved;

2.	The issuance of the 16,327,272 Common Shares at an issue price of $0.275 per share to the Purchaser pursuant to the Agreement is hereby approved;

3.	The issuance of the one Class A Share at an issue price of $1.00 to the Purchaser is hereby approved;

4.
The issuance of that number of Common Shares as are issuable as Interest Shares in accordance with the interest payment provisions of the Debenture (including the adjustment provisions therein) at an issue price equal to the Interest Price as defined in the Debenture is hereby approved;

5.
The issuance of up to 312 million Common Shares in accordance with the conversion provisions of the Debenture (including the adjustment provisions therein) at an issue price equal to the Conversion Price as defined in the Debenture is hereby approved;

6.
The Board of Directors of the Corporation is hereby authorized to approve any amendment or supplement to the terms and conditions of the Agreement, as the Board of Directors in its sole discretion considers necessary or desirable and the Board of Directors further retains at all times the authority to abandon the CKLS Investment and rescind this resolution or declare same to be of no effect should it be of the view, based upon its appreciation of any change in circumstances, that it would be in the best interest of the Corporation to abandon the consummation of the CKLS Investment and terminate the Agreement without any further approval of the shareholders of the Corporation;

7.
Any one or more directors or officers of the Corporation is hereby authorized, for and on behalf and in the name of the Corporation, to execute and deliver, whether under corporate seal of the Corporation or not, all such agreements, forms, waivers, notices, certificates, confirmations and other documents and instruments and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving full effect to or carry out the provisions of the above resolutions, the Agreement and the closing of the CKLS Investment in accordance with the terms of the Agreement, including without limitation all actions required to be taken by or on behalf of the Corporation, and all the necessary filings and the obtaining of the necessary approvals, consents and acceptances of appropriate regulatory authorities; and

8.
Notwithstanding that this resolution has been passed by the Shareholders of the Corporation, the directors of the Corporation are hereby authorized and empowered without further notice or approval of the shareholders of the Corporation (i) to amend the Agreement; (ii) not to proceed with the CKLS Investment at any time; and (iii) to revoke this resolution at any time prior to the closing of the CKLS Investment.

EXHIBIT B
RIGHTS PLAN RESOLUTION
WHEREAS
A. WEX Pharmaceuticals Inc. (the “Corporation”) and CK Life Sciences Int’l., Inc. (“CKLS”) have entered into a subscription agreement dated as of July 15, 2007 as amended as of August 14, 2007 (the “Agreement”), pursuant to which CKLS or a designee (the “Purchaser”) would subscribe for:
•	16,327,272 Common shares (which shares are to be redesignated as restricted voting shares) of the Corporation at a price of $0.275 per share;

•	one Class A Special share at a nominal price of $1.00; and

•
a convertible debenture (the “Debenture”) in the principal sum of $15,600,000 at an interest rate of LIBOR (as defined in the Debenture) plus 4% per annum calculated and payable in Common shares of the Corporation as set out in the Debenture.

(the “CKLS Investment”), subject to the terms and conditions in the Agreement;
B. The Board of Directors of the Corporation has waived (the “CKLS Waiver”) the Corporation’s shareholder rights plan (the “Plan”) dated as of July 5, 2005 between the Corporation and CIBC Mellon Trust Company pursuant to section 6.1(b) of the Plan in respect of the CKLS Investment and any other Flip-in Event as defined in the Plan that may be in existence and as may be required by the Plan;
C. Section 6.1(g) of the Plan requires that the CKLS Waiver be submitted to the shareholders of the Corporation for approval;
D. The Corporation wishes to amend the Plan (the “Amendment”) by inserting a termination provision that becomes effective if and when the CKLS Investment closes; and
E. Section 6.5(b) of the Plan requires that the Amendment be submitted to the shareholders of the Corporation for approval.
BE IT RESOLVED, AS AN ORDINARY RESOLUTION, THAT:
1. Pursuant to Section 6.1(g) of the Plan, the CKLS Waiver is hereby approved;
2. Pursuant to Section 6.5(b) of the Plan, the Amendment is hereby approved, and the following provision is added to section 6.17 of the Plan:
“Effective immediately upon the closing of the CKLS Investment, as defined in the Company’s Management Proxy Circular for the Annual and Special Meeting of shareholders held on September 17, 2007, this Agreement and all outstanding Rights shall terminate and be of no further force and effect.”
3. Any one or more directors or officers of the Corporation is hereby authorized, for and on behalf and in the name of the Corporation, to execute and deliver, whether under corporate seal of the Corporation or not, all such agreements, forms, waivers, notices, certificates, confirmations and other documents and instruments and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving full effect to or carry out the provisions of the above resolution, including without limitation, all actions required to be taken by or on behalf of the Corporation, and all the necessary filings and the obtaining of the necessary approvals, consents and acceptances of appropriate regulatory authorities; and
4. The Board of Directors of the Corporation may, in its sole discretion, without obtaining further shareholder approval, decide not to act on this resolution and not proceed with the CKLS Waiver or the Amendment and accordingly revoke this resolution.

EXHIBIT C
ARTICLES AMENDMENT RESOLUTION
WHEREAS
A. WEX Pharmaceuticals Inc. (the “Corporation”) and CK Life Sciences Int’l., Inc. (“CKLS”) have entered into a subscription agreement dated as of July 15, 2007 as amended as of August 14, 2007 (the “Agreement”), pursuant to which CKLS or a designee (the “Purchaser”) would subscribe for:
•	16,327,272 Common shares (which shares are to be redesignated as restricted voting shares) of the Corporation at a price of $0.275 per share;

•	one Class A Special share at a nominal price of $1.00; and

•
a convertible debenture (the “Debenture”) in the principal sum of $15,600,000 at an interest rate of LIBOR (as defined in the Debenture) plus 4% per annum calculated and payable in Common shares of the Corporation as set out in the Debenture.

(the “CKLS Investment”), subject to the terms and conditions in the Agreement; and
B. Pursuant to the Agreement, the Purchaser has been granted certain rights to elect directors and to designate officers, which rights are to be evidenced by amendments to the Corporation’s articles.
BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:
1.	The articles of the Corporation be amended to:
A.
Redesignate the Common shares of the Corporation as “restricted voting shares” and replace the rights, privileges, restrictions and conditions attached to the unlimited no par value Common shares, redesignated as restricted voting shares (without par value) of the Corporation, with the rights, privileges, restrictions and conditions set out in Schedule I hereto; and

B.
Create a new class of share, limited to one share, to be designated Class A Special share and to have attached thereto the rights, privileges, restrictions and conditions as set out in Schedule II hereto;

2.
Any one or more directors or officers of the Corporation is hereby authorized, for and on behalf and in the name of the Corporation, to execute and deliver, whether under corporate seal of the Corporation or not, all such agreements, forms, waivers, notices, certificates, confirmations and other documents and instruments, including without limitation articles of amendment, and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving full effect to or carry out the provisions of the above resolution, including without limitation, all actions required to be taken by or on behalf of the Corporation, and all the necessary filings and the obtaining of the necessary approvals, consents and acceptances of appropriate regulatory authorities; and

3.
The Board of Directors of the Corporation may, in its sole discretion, without obtaining further shareholder approval, decide not to act on this resolution and not proceed with the amendment to the articles of the Corporation and accordingly revoke this resolution.

SCHEDULE I
RIGHTS, PRIVILEGES, RESTRICTIONS AND CONDITIONS
ATTACHED TO THE RESTRICTED VOTING SHARES
The restricted voting shares (the “Restricted Voting Shares”) of WEX Pharmaceuticals Inc. (the “Corporation”) shall have the following rights, privileges, restrictions and conditions:
1. Voting
The holders of the Restricted Voting Shares shall be entitled to receive notice of and to attend all meetings of shareholders of the Corporation (other than a separate meeting of the holders of another class of shares) and shall have one vote for each Restricted Voting Share held.
2. Dividends
The holders of the Restricted Voting Shares shall be entitled to receive and the Corporation shall pay thereon, as and when declared by the directors of the Corporation out of the monies of the Corporation properly available for the payment of dividends, dividends in such amount and in such form as the directors of the Corporation may from time to time determine.
3. Dissolution
Subject to the rights of the holders of the Class A Special share, in the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of Restricted Voting Shares shall be entitled to participate equally, share for share, at the same time, in the distribution of the remaining property and assets of the Corporation.

SCHEDULE II
RIGHTS, PRIVILEGES, RESTRICTIONS AND CONDITIONS
ATTACHED TO THE CLASS A SPECIAL SHARE
The Class A Special share (the “Class A Share”) of WEX Pharmaceuticals Inc. (the “Corporation”) shall have the following rights, privileges, restrictions and conditions (the “Class A Provisions”):
1. Interpretation
1.1 Definitions
Where used in these Class A Provisions, the following terms shall, unless there is something in the context otherwise inconsistent therewith, have the meanings set out below and grammatical variations of such terms shall have corresponding meanings:
“Act” means the Canada Business Corporations Act;
“affiliate” has the meaning ascribed thereto in the Act;
“board” or “board of directors” means the board of directors of the Corporation;
“business day” means a day other than a Saturday, Sunday or any other statutory holiday in the City of Toronto, Ontario or City of Vancouver, British Columbia;
“CKLS” means CK Life Sciences Int’l., Inc.;
“CKLS Entity” means CKLS or an entity it designates in writing to the Corporation pursuant to Section 20 of the Subscription Agreement that holds the Class A Share;
“CKLS Representative Number” means the number of directors equal to the number determined by the following formula:

total number of Restricted Voting Shares issued and held by
CKLS, directly or indirectly, on the date of election	X	number of sitting Directors

total number of Restricted Voting Shares issued and outstanding in the capital of the Corporation on the date of election
rounded up to the nearest whole number (less, for greater certainty, the number of directors appointed or nominated for or elected by the Class A Holder who are currently sitting and whose term is not expiring) to a maximum of one half of the number of sitting directors;
so long as (1) the Convertible Debenture or any portion thereof (including accrued interest) remains outstanding or (2) CKLS beneficially owns or controls, directly or indirectly, 10% or more of the outstanding Restricted Voting Shares of the Corporation and, zero otherwise;
“CKLS Directors ” means the directors nominated by the Class A Holder to be elected or appointed to the Board;
“Class A Holder” means the holder of the Class A Share which shall be the CKLS Entity or any affiliate of CKLS to which the Class A Share has been transferred;
“Restricted Voting Shares” means the restricted voting shares without par value in the capital of the Corporation;
“Convertible Debenture” means the convertible debenture in the principal amount of $15,600,000 issued to the CKLS Entity pursuant to the Subscription Agreement;

“Designated Officers” means the Chief Executive Officer, the Chief Financial Officer and the Chief Scientific Officer of the Corporation;
“director” means a director of the Corporation;
“herein”, “hereto”, “hereunder”, “hereof”, “hereby” and similar expressions mean or refer to these Class A Provisions and not to any particular section, paragraph, clause, subclause, subdivision or portion hereof, and the expression “Section” followed by a number or a letter means and refers to the specified section of these Class A Provisions;
“NMLP” means Nanning Maple Leaf Pharmaceutical Co., Ltd.; and
“Subscription Agreement” means the Subscription Agreement dated as of July 15, 2007 as amended as of August 14, 2007 between the Corporation and CKLS.
1.2 Gender, etc.
Words importing only the singular number include the plural and vice versa and words importing any gender include all genders.
1.3 Currency
Unless otherwise indicated, all monetary amounts referred to herein shall be in lawful money of Canada.
1.4 Headings
The division of these Class A Provisions into sections, paragraphs or other subdivisions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof.
1.5 Business Day
In the event that any date upon which any action is required to be taken by the Corporation or any CKLS Entity hereunder, is not a business day, then such action shall be required to be taken on or by the next succeeding day which is a business day.
2. Right to Notice and to Attend Shareholder Meeting
The Class A Holder shall be entitled to receive notice of and to attend all meetings of the shareholders of the Corporation which the holders of the Restricted Voting Shares are entitled to attend.
3. Voting
The Class A Holder shall have the right, separately as a class, to elect the CKLS Representative Number of directors of the Corporation from time to time as provided herein. Except as herein provided or as otherwise required by the Act, the Class A Holder shall not be entitled, as such, to vote at any meeting of the shareholders of the Corporation.
The Class A Holder may exercise its right to elect the CKLS Representative Number of directors pursuant to this Section 3 by (1) subject to the receipt of waivers, if applicable, by directors or former directors of the rights of such directors under section 110(2) of the Act which waiver evidences compliance with section 142(1) of the Act, a resolution in writing signed by the Class A Holder annually and provided to the Corporation, or (2) a resolution passed by the Class A Holder at an annual meeting of the Class A Holder duly called and held for that purpose immediately following the annual meeting of the holders of the Restricted Voting Shares. The quorum at meetings of the Class A Holder consist of the Class A Holder or a duly appointed proxyholder or representative of the Class A Holder.
The Class A Holder’s right to elect the CKLS Representative Number of directors is subject to the CLKS Directors meeting the requirements of all applicable securities and corporate legislation, regulations and policies for directors, including those relating to residency requirements and proper consents to act in such capacity are provided to the Corporation prior to the time of the election.

4. Officer Designation Rights
So long as the Convertible Debenture or any portion thereof (including accrued interest) remains outstanding or CKLS beneficially owns or controls, directly or indirectly, 10% or more of the outstanding Restricted Voting Shares of the Corporation:
(a)
the Corporation and the board will not appoint or dismiss the Chairman, the Vice-Chairman if applicable, or the Chairman of the Audit Committee without the prior written approval of the Class A Holder;

(b)	the board shall appoint one of the Class A Holder’s representatives on the board to fill the position of Chairman of the board;

(c)	subject to applicable law, the Class A Holder shall be entitled to designate the appointment and termination of the Designated Officers, which shall be effected by the board; and

(d)
subject to the applicable law, the Class A Holder shall be entitled to designate the appointment and termination of appointment of the Chairman of the Corporation’s subsidiary, NMLP, which shall be effected by the board.

The Class A Holder’s right with respect to the appointment of officers under this section is subject to the officers meeting the requirements of all applicable securities and corporate legislation, regulations and policies for officers.
The Class A Holder may exercise such rights by a resolution in writing signed by the Class A Holder and provided to the Corporation or by a resolution passed by the Class A Holder at a meeting of the Class A Holder duly called and held for that purpose.
5. Dividends
The Class A Share shall not be entitled, as such, to receive any dividends.
6. Dissolution
In the event of a liquidation, dissolution or winding up of the Corporation, or other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, there will be paid to the Class A Holder, in respect of the Class A Share held by such holder, in preference to and priority over any distribution or payment on any other share in the capital of the Corporation the amount of $1.00, and after such payment the Class A Holder shall not be entitled to participate in any further distribution of property or assets of the Corporation in respect of the Class A Share held.
7. Automatic Cancellation
The Class A Shares shall automatically be cancelled, without any further action on the part of the Corporation, if the CKLS Entity at any time ceases to beneficially own or control, directly or indirectly, 10% or more of the issued and outstanding Restricted Voting Shares and no part of the Convertible Debenture (including any accrued interest) remains outstanding.
8. Transfer Restriction
The Class A Share is non-transferable and non-assignable except to an affiliate of CKLS.

EXHIBIT D
BYLAW AMENDMENT RESOLUTION
WHEREAS
A. WEX Pharmaceuticals Inc. (the “Corporation”) and CK Life Sciences Int’l., Inc. (“CKLS”) have entered into a subscription agreement dated as of July 15, 2007 as amended as of August 14, 2007 (the “Agreement”), pursuant to which CKLS or a designee (the “Purchaser”) would subscribe for:
•	16,327,272 Common shares (which shares are to be redesignated as restricted voting shares) of the Corporation at a price of $0.275 per share;

•	one Class A Special share at a nominal price of $1.00; and

•
a convertible debenture (the “Debenture”) in the principal sum of $15,600,000 at an interest rate of LIBOR (as defined in the Debenture) plus 4% per annum calculated and payable in Common shares of the Corporation as set out in the Debenture.

(the “CKLS Investment”), subject to the terms and conditions in the Agreement;
B. Pursuant to the Agreement, the Purchaser will be granted certain rights to elect directors and to designate officers and the implementation of the rights requires certain consequential amendments to bylaw no. 1 (“Bylaw No. 1”) of the Corporation; and
C. The Board of Directors of the Corporation has replaced Sections 2.08, 2.09, 3.01 and 3.06 of Bylaw No. 1 and added section 2.10 to Bylaw No. 1 as set out in Schedule I hereto.
BE IT RESOLVED, AS AN ORDINARY RESOLUTION, THAT:
1. The amendments made by the Board of Directors to Bylaw No. 1 of the Corporation that replaced sections 2.08, 2.09, 3.01 and 3.06 of Bylaw No. 1, as set out in Schedule I hereto, and added section 2.10 to Bylaw No. 1, as set out in Schedule I hereto, are hereby confirmed and approved.
2. Any one or more directors or officers of the Corporation is hereby authorized, for and on behalf and in the name of the Corporation, to execute and deliver, whether under corporate seal of the Corporation or not, all such agreements, forms, waivers, notices, certificates, confirmations and other documents and instruments and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving full effect to or carry out the provisions of the above resolution, including without limitation, all actions required to be taken by or on behalf of the Corporation, and all the necessary filings and the obtaining of the necessary approvals, consents and acceptances of appropriate regulatory authorities.

SCHEDULE I to
EXHIBIT D
Bylaw No. 1 of the Corporation has been amended by the Board by replacing Sections 2.08, 2.09 3.01 and 3.06 of Bylaw No. 1 in their entirety with Sections 2.08, 2.09, 3.01 and 3.06 set out below and by adding Section 2.10 set out below to Bylaw No. 1.
2.08 Committees
Subject to the provisions of the Act and the Articles, including, without limitation, the rights of the holder of the Class A Special share set out in the Articles, and unless otherwise determined by the board, each committee of the board shall have power to fix its quorum at not less than the majority of its members, to elect its chair and to regulate its procedures.
2.09 Officers
Subject to the Act and the Articles, including, without limitation, the rights of the holder of the Class A Special share set out in the Articles, each officer shall hold office during the pleasure of the board. Any officer may, however, resign at any time by giving notice to the Corporation.
2.10 Number of Directors
Subject to the Act and the Articles, the number of directors to be elected at any shareholder meeting shall, if a minimum and maximum number of directors is authorized, be the number of directors then in office unless the directors or the shareholders otherwise determine or shall, if a fixed number of directors is authorized, be such fixed number.
3.01 Notice of Shareholders’ Meetings
The board may call a meeting of shareholders by causing notice of the time, place and, when required by the Act, purposes of the meeting to be given to each shareholder entitled to vote at the meeting, the holder of the Class A Special share, each director and the auditor. Subject to any applicable securities law or policy, such notice shall be given no less than 21 days and no less than 10 days and no more than 60 days before the meeting if the Corporation is not a distributing corporation.
3.06 Who May Attend Shareholders’ Meetings
The only persons entitled to attend a meeting of shareholders are voting persons, the holder of the Class A Special share or its duly authorized representative or proxy holder, the directors, the auditor and the president, if any, as well as others permitted by the chair of the meeting.

AMENDING AGREEMENT
THIS AMENDING AGREEMENT is made the 14th day of August, 2007
BETWEEN:
WEX PHARMACEUTICALS INC.
(hereinafter referred to as the “Corporation”)
AND:
CK LIFE SCIENCES INT’L., INC.
(hereinafter referred to as the “Subscriber”)
WHEREAS the Corporation and the Subscriber entered into an agreement (the “Subscription Agreement”) made the 15th day of July, 2007;
AND WHEREAS the Corporation and the Subscriber wish to amend certain provisions of the Subscription Agreement;
NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the premises and the agreements herein contained, it is mutually declared, covenanted and agreed by and between the parties as follows:
1.	The Subscription Agreement is hereby amended by replacing “320,000,000” with “312,000,000” in Section 6(c), Section 10(a)(i) and Section 10(a)(viii)”.

2.
The Subscription Agreement is hereby amended by replacing “September 10, 2007” in Section 6(hh) with “September 28, 2007”, by changing the Subscriber’s right to appoint directors in prescribed circumstances to a right to elect directors in the same prescribed circumstances and by clarifying that the Subscribers right to appoint officers in prescribed circumstances is a right to designate such officers in the same prescribed circumstances who will then be appointed by the board of directors of the Corporation, so that Section 6(hh) will read as follows:

“(hh)
Management. The Corporation covenants and agrees that so long as (1) the Convertible Debenture or any portion thereof (including accrued interest) remains outstanding or (2) the Subscriber beneficially owns or controls, directly or indirectly, 10% or more of the outstanding common shares of the Corporation:

(i)	the Subscriber will have the right to elect the number of directors (the “Designees”) as is determined by the following formula:

total number of common shares issued and held by the Subscriber on the date of election	X	number of sitting directors
total number of common shares issued and outstanding in the capital of the Corporation on the date of election rounded up to the nearest whole number (less, for greater certainty, the number of directors appointed or nominated for or elected by the Subscriber who are currently sitting) to a maximum of one half of the number of sitting directors;

(ii)
the Corporation and its Board of Directors will not appoint or dismiss the Chairman, the Vice-Chairman if applicable, or the Chairman of the Audit Committee without the prior approval of the Subscriber;

(iii)	the Corporation acknowledges and agrees that one of the Subscriber’s representatives on the Board of Directors is to fill the position of Chairman of the Board of Directors;

(iv)
subject to applicable law, the Subscriber shall be entitled to designate the Chief Executive Officer, the Chief Financial Officer and the Chief Scientific Officer of the Corporation (collectively, the “Designated Officers”) and the Chairman of NMLP and the Board of Directors of the Corporation shall appoint the Designated Officers as so designated by the Subscriber from time to time (and for greater certainty shall terminate an incumbent Designated Officer if directed to do so by the Subscriber).

As of the execution of this Subscription Agreement by the parties hereto, two nominees (the “Nominees”) of the Subscriber shall be appointed to the Board of Directors of the Corporation, which shall thereby be increased from seven to nine on an interim basis, until the next annual meeting of shareholders of the Corporation, which the Corporation agrees to call and hold as soon as possible, and in any event no later than September 28, 2007 (the “2007 Annual Meeting”) and the Corporation will cause the Nominees to be named in the Corporation’s information circular and proxy materials as proposed nominees for election as directors of the Corporation at such meeting and the Board of Directors shall request that the shareholders fix the number of directors at seven and shall nominate the Nominees. The Subscriber agrees that if Closing does not occur, the Nominees will resign from the Board of Directors of the Corporation and the Subscriber shall provide executed resignations from the Nominees upon the signing of this Subscription Agreement reflecting such agreement.

The Corporation’s obligations set forth in this Section 6(hh) with respect to the Nominees, Designees and the Designated Officers are subject to (i) the Subscriber’s Nominees, Designees and Designated Officers meeting the requirements of all applicable securities and corporate legislation, regulations and policies for officers and directors, including those relating to residency requirements and proper consents to act in such capacity are provided to the Corporation prior to the time of the election or designation; (ii) that if the rights set out above arise out of rights attached to a preference share issued by the Corporation that the Subscriber holds such preference share in the capital of the Corporation and (iii) the Subscriber providing the Corporation notice of the names and other information required by applicable securities and corporate law of the Nominees within 5 business days of being requested in writing to do so by the Corporation, which request shall not be less than 40 days in advance of the 2007 Annual Meeting at which Nominees are to be elected. The Subscriber acknowledges that members of the Corporation’s Audit Committee must be “independent” and “financially literate” within the meaning of Multilateral Instrument 52-110 — Audit Committees.

The Subscriber acknowledges that the Corporation shall be required to amend its constating documents to provide the Subscriber with the right to elect the directors and designate the officers as set out above and that shareholder approval will be required. As set out in Section 10(a), there will be a condition of Closing in favour of the Subscriber that the constating documents of the Corporation be amended as necessary in order to provide for the rights relating to the election of directors and the designation and appointment of officers as provided for in Section 6(hh).”

3.
The Subscription Agreement is hereby amended by changing the Subscriber’s right to appoint directors in prescribed circumstances to a right to elect directors in the same prescribed circumstances and by clarifying that the Subscribers right to appoint officers in prescribed circumstances is a right to designate such officers in the same prescribed circumstances who will then be appointed by the board of directors of the Corporation, so that Section 10(a)(ii) will read as follows:

“(ii)
the constating documents of the Corporation shall have been amended in a form satisfactory to the Subscriber, acting reasonably, as necessary to grant the Subscriber the rights relating to the election of directors and the designation and appointment of officers set out in Section 6(hh);”

4.
The Subscription Agreement is hereby amended by deleting the word “and” at the end of Section 6(ii)(x), replacing the period at the end of Section 6(xi) with “; and” and adding a new Section 6(ii)(xii) which reads as follows:

5.	“(xii)	the Corporation will list on the TSX prior to their issuance all common shares to be issued in payment of interest on the Convertible Debenture”.

6.
The Subscription Agreement is hereby amended by changing the Subscriber’s right to appoint directors in prescribed circumstances to a right to elect directors in the same prescribed circumstances and by clarifying that the Subscribers right to appoint officers in prescribed circumstances is a right to designate such officers in the same prescribed circumstances who will then be appointed by the board of directors of the Corporation, so that Section 10(a)(xiv) will read as follows:

“(xiv)
all necessary regulatory and shareholder approvals with respect to the sale of the Securities and the amendment of the constating documents of the Corporation to provide for the rights relating to the election of directors and the designation and appointment of officers described in Section 6(hh) above, shall have been obtained;”

7.
The Subscription Agreement is hereby amended by changing the Subscriber’s right to appoint directors in prescribed circumstances to a right to elect directors in the same prescribed circumstances and by clarifying that the Subscribers right to appoint officers in prescribed circumstances is a right to designate such officers in the same prescribed circumstances who will then be appointed by the board of directors of the Corporation, so that Section 10(b)(ii) will read as follows:

“(ii)
all necessary regulatory, stock exchange and shareholder approvals with respect to the sale of the Securities and the amendment of the constating documents of the Corporation to provide for the rights relating to the election of directors and the designation and appointment of officers described in Section 6(hh) above, shall have been obtained;”

8.
The Subscription Agreement is hereby amended by replacing the word “Subscriber” with the word “Corporation” in the first line of the second paragraph of Section 7 so that the first sentence of this paragraph will read as follows:

“Further, the Corporation acknowledges and agrees that such representations, warranties and covenants of the Corporation were made with the intent that they be relied upon by the Subscriber and the Corporation hereby agrees to indemnify the Subscriber against all losses, claims, costs, expenses and damages or liabilities which the Subscriber may suffer or incur, caused or arising from reliance thereon.”

9.	The Subscription Agreement is hereby amended by replacing “August 30, 2007” in Section 11 with “September 18, 2007”.

10.	The Subscription Agreement is hereby amended by adding a new paragraph to the end of Section 23 which reads as follows:

“Any reference to common shares of the Corporation in this Subscription Agreement shall be to the common shares without par value in the capital of the Corporation as the same may be redesignated from time to time.”

11.
The Subscription Agreement is hereby amended by replacing the Convertible Debenture set out in Schedule A to the Subscription Agreement with the revised form of Convertible Debenture attached hereto as Schedule A.

12.	The Subscription Agreement, as amended hereby, shall continue in full force and effect, unamended.

13.	All capitalized terms not herein defined shall have the meanings ascribed thereto in the Subscription Agreement.
IN WITNESS WHEREOF the parties have executed this Amending Agreement on the date first above written.

WEX PHARMACEUTICALS INC.
By:	“Edge Wang”
Edge Wang
President and Chief Executive Officer

CK LIFE SCIENCES INT’L., INC.
By:	“Jerry Mo”

Schedule A
Form of Convertible Debenture
(See Attached)

unless permitted under securities legislation, the holder of these securities shall not trade the securities before <*>, 2007.
Convertible Debenture
Wex Pharmaceuticals Inc.
incorporated under the laws of Canada
This Debenture is issued as of and dated for reference the <*> day of <*>, 2007 (the “Issue Date”) by Wex Pharmaceuticals Inc. (the “Corporation”), whose chief executive office is located at 1601-700 West Pender Street, Vancouver, British Columbia, V6C 1G8, to and in favour of [C.K. Life Sciences Int’l., Inc.] [NTD: Identity of Holder to be confirmed prior to Closing.] (the “Holder”), a company registered in the [British Virgin Islands and having an office at 2 Dai Fu Street, Tai Po Industrial Park, Hong Kong.]
For valuable consideration (the receipt and sufficiency of which are hereby conclusively acknowledged), the Corporation covenants, agrees, acknowledges, represents and warrants to and in favour of the Holder as follows:
ARTICLE 1
Interpretation
1.1 Definitions
Each word and phrase defined in Schedule “A” is used in this Debenture (whether with or without initial capitals) with the respective defined meaning assigned to it in Schedule “A”.
1.2 Statutes
A reference in this Debenture to a statute refers to that statute as it may be amended from time to time, and to any restated or successor legislation of comparable effect.
1.3 Agreements
Each reference in this Debenture to any Agreement (including this Debenture, the Subscription Agreement and any other defined term that is an Agreement) shall be construed so as to mean such Agreement (including any attached schedules, appendices and exhibits) as amended, supplemented, and otherwise modified from time to time and each amendment and restatement, novation and replacement of it from time to time.
1.4 Successors
Each reference in this Debenture to any body corporate (including any party hereto) shall be construed so as to include such body corporate and its successors, both immediate and derivative, to the extent the context so admits.

1.5 Subdivisions and Headings
The division of this Debenture into Articles, sections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Debenture.
1.6 Number and Gender
In this Debenture, words (including defined terms) in the singular include the plural and vice- versa (the necessary changes being made to fit the context) and words in one gender include all genders.
ARTICLE 2
Promise to Pay
2.1 Promise to Pay
For value received, the Corporation hereby promises to pay to or to the order of the Holder, on the Maturity Date, or on such earlier date as the principal moneys may become payable in accordance with the terms hereof, a principal sum (the “Principal Amount”) equal to the sum of the Initial Advance and all Subsequent Advances which aggregate principal amount shall not exceed Fifteen Million Six Hundred Thousand Canadian Dollars (Cdn.$15,600,000) at the office of the Holder described at the commencement of this Debenture, or at such other place as the Holder may designate from time to time by notice to the Corporation, and shall pay interest thereon accrued from the date of advance until the Principal Amount is repaid, subject to sections 4.4 and 6.1, at the rate of LIBOR, plus four percent per annum. The interest rate will be established, in advance, initially, on the Issue Date, and thereafter, semi-annually on each Payment Date. Interest will accrue daily, both before and after maturity, default or judgment, together with interest on overdue interest at the Default Interest Rate. Interest shall be calculated and paid (but not compounded) on September 30, 2007 and thereafter semi-annually on March 31st and September 30th of each year (each such date being a “Payment Date”), or otherwise upon Default by way of the issuance of Common Shares at the Interest Price in effect at the date of the interest payment. The Common Shares will be issued to the Holder within three business days of the earlier of the date specified in a written notice delivered by the Holder to the Corporation, the Maturity Date or in the event a certificate is delivered to the Holder pursuant to section 5.2, the Extended Maturity Date and a Default (unless waived by the Holder with respect to a Default). For greater certainty the first interest payment will be for the period commencing on the date hereof and ending on September 30, 2007. The foregoing payments are to be made in accordance with the terms of this Debenture.
2.2 Initial Advance
The Initial Advance will be made by the Holder to the Corporation on the Issue Date.

2.3 Subsequent Advances
The Holder shall make Subsequent Advances to the Corporation on the seventh day following the end of each financial quarter specified below in the respective amount specified below:

Quarter End	Amount of Subsequent Advance
December 31, 2007	$1,500,000
March 31, 2008	$2,000,000
June 30, 2008	$2,000,000
September 30, 2008	$2,000,000
December 31, 2008	$2,000,000
March 31, 2009	$4,100,000
provided that:
(a)
the Corporation delivers to the Holder a written request specifying the amount of the Subsequent Advance at least 20 days before the date of the Subsequent Advance as well as a Compliance Certificate which provides, inter alia, that the Corporation is in compliance with the Business Plan;

(b)
the representations, warranties and covenants of the Holder set forth herein and in the Subscription Agreement are true and correct on and as of such date, all as though made on and as of such date (other than changes identified in the Compliance Certificate which do not constitute a Default hereunder);

(c)	no event or condition has occurred and is continuing or would result from such Subsequent Advance which would constitute a Default;

(d)	such Subsequent Advance will not violate any Applicable Law then in effect; and

(e)
in the event of a rights offering or other financing by the Corporation, the Holder reserves the right to adjust the amount of Subsequent Advances (including reduction thereof) and/or the times of payment set out above. If a change of Subsequent Advances is necessary, the Holder and the Corporation shall by mutual agreement determine the amount and timing of Subsequent Advances and any resulting change to the Business Plan or the Use of Proceeds in Schedule “C” to the Subscription Agreement.

In the event that any of these conditions are not satisfied, the Holder shall have no obligation to make a Subsequent Advance.

2.4 Grid
The Corporation hereby appoints the Holder as its duly authorized agent to record on the Grid:
(a)	any and all Advances made by the Holder to the Corporation; and

(b)
all payments made by the Corporation on account of the Principal Amount outstanding from time to time under this Debenture, and to adjust the balance of the Principal Amount owing under this Debenture by the Corporation to the Holder from time to time to reflect payments made by the Corporation. The Principal Amount outstanding from time to time under this Debenture as evidenced on the Grid shall, absent manifest error, constitute presumptive evidence thereof; provided that notwithstanding the state of the Grid, the failure of the Holder to record any amounts owing hereunder on the Grid shall not affect the obligation of the Corporation to pay to the Holder the amounts due and payable by the Corporation hereunder.

ARTICLE 3
Covenants
3.1 Positive Covenants
The Corporation agrees with the Holder, until the date the Principal Amount and any accrued and unpaid interest thereon have been paid, the Corporation will:
(a)	at all times preserve and maintain its corporate existence and that of its Principal Subsidiaries;

(b)
duly and punctually pay the principal amount and any accrued and unpaid interest thereon and all other monies required to be paid to the Holder pursuant to this Debenture in the manner set forth herein;

(c)	duly observe and perform each and every one of its covenants and agreements set forth in this Debenture and the Subscription Agreement;

(d)	ensure that all Common Shares that shall be issued in payment of interest or upon the full or partial conversion of this Debenture, shall be fully-paid and non assessable;

(e)	fulfill all the obligations of securities legislation, rules, regulations and policies in those Canadian jurisdictions in which it is a reporting issuer;

(f)	maintain its status as a reporting issuer not in default in those Canadian jurisdictions in which it is currently a reporting issuer;

(g)	fulfill all its contractual obligations with the Exchange and all other Canadian regulatory bodies;

(h)
ensure that all Common Shares outstanding and issued from time to time (including, without limitation, up to 312,000,000 Common Shares (subject to adjustment as herein provided) to be issued on the full or partial conversion of this Debenture and all of the Common Shares to be issued in payment of interest under this Debenture) continue to be or are listed and posted for trading on the Exchange;

(i)
maintain, repair, and use its assets (including, without limitation, the Material Assets) and conduct its business in a prudent, proper and efficient manner consistent with good business practices and in accordance with the Business Plan so as to preserve and protect its assets and the earnings, incomes and profits of the Corporation;

(j)	keep proper records and books of account in accordance with GAAP;

(k)	pay all taxes when due, except those which are being contested in good faith by appropriate proceedings and with respect to which adequate reserves under GAAP have been established;

(l)
at all times maintain insurance by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses and markets in which the Corporation and Subsidiaries are engaged, including, but not limited to, directors’ and officers’ insurance coverage, all as more particularly provided in the Subscription Agreement;

(m)	duly comply with all requirements of any Governmental Body and all Applicable Laws applicable to the Corporation and the Subsidiaries;

(n)	will forthwith upon becoming aware of the occurrence of a Default, provide the Holder with immediate notice thereof;

(o)
provided the Corporation receives the Initial Advance and other than with respect to (i) below has received any Subsequent Advance that has become payable from time to time in accordance with section 2.3, the Corporation will pay on demand any and all reasonable costs, charges and expenses, including any legal costs incurred by the Holder on the basis as between a solicitor and his own client, of and incidental to:

(i)	the negotiation and preparation of this Debenture, the Subscription Agreement and associated matters in accordance with and subject to the Subscription Agreement;

(ii)	any matter the Corporation asks the Holder to consider in connection with this Debenture after the grant of this Debenture;

(iii)	the Holder’s performance of any covenant in this Debenture;

(iv)	any default by the Corporation; and

(v)	any steps or proceedings taken under this Debenture or otherwise by reason of non-payment or procuring payment of the monies payable under the Debenture, and all such costs, charges and expenses will bear interest at the rate aforesaid from the date of the Holder incurring or being charged the same;

(p)
pay all reasonable expenses of any nominees of the Holder appointed or elected to the board of directors of the Corporation reasonably incurred in attending at meetings of the board of directors or any committees thereof;

(q)
in the event the Holder elects at any time not to have a nominee on the board of directors of the Corporation, give notice to the Holder of all meetings of the board of directors of the Corporation to permit a representative of the Holder to attend any Board meetings of the Corporation as an observer. The reasonable expenses of the observer will be paid in the same manner as the expenses of the Holder’s nominees on the board of directors of the Corporation;

(r)	if so requested by the Holder, take all necessary steps to indemnify the Holder’s nominee director in accordance with the applicable law and the constating documents of the Corporation;

(s)	send to the Holder by both e-mail and regular mail:
(i)	quarterly unaudited consolidated financial statements of the Corporation and related management discussion and analysis to the Holder within 45 days after the end of each fiscal quarter;

(ii)	annual audited consolidated financial statements of the Corporation within 90 days of the end of each fiscal year;

(iii)	copies of all reports, financial statements and any other documents sent to the Corporation’s shareholders;

(iv)	a copy of the Business Plan within 15 days of approval by the board of directors of the Corporation;

(v)
monthly management accounts, which include profit and loss, balance sheet and cash flow variance analysis in the same format as Schedule “C” to the Subscription Agreement, and management comments on adherence to or deviation from the Business Plan within 20 days of the end of each month; and

(vi)	a Compliance Certificate within 45 days in respect of the first, second and third financial quarters and within 90 days in respect of the fourth financial quarter.

(t)	provide any other financial information relating to the Corporation and the Subsidiaries reasonably requested by the Holder;

(u)
promptly inform the Holder of the full particulars if a material change (actual, anticipated or threatened) or any change in a material fact occurs in the affairs of the Corporation or any of the Principal Subsidiaries;

(v)
ensure that the Corporation and each of its Principal Subsidiaries will keep in good standing all requisite licences, approvals, consents, agreements and authorizations necessary to enable the Corporation and its Principal Subsidiaries to conduct operations, (it being understood that certain non-material licenses, approvals, consents, agreements and authorizations will be permitted to lapse);

(w)	promptly provide the Holder with written notice of any material litigation;

(x)	use the Principal Amount only for the purposes specified in the Business Plan; and

(y)	at:
(i)
any reasonable time or times and upon reasonable prior notice, permit the Holder to visit the properties of any of the Corporation or the Subsidiaries, and to discuss the affairs, finances and accounts of the Corporation or the Subsidiaries with executive management including the officers appointed as (or performing the functions of) the chief executive officer and chief financial officer thereof; and

(ii)	at least quarterly, permit the Holder to meet with the Corporation’s chief financial officer for the purpose of reviewing the affairs, finances and accounts of the Corporation or the Subsidiaries.
3.2 Negative Covenants
Subject to section 3.3, without the prior written consent of the Holder or unless permitted pursuant to the Business Plan, the Corporation shall not and shall not permit any Subsidiary, to:
(a)	change the nature of its business or do any act or thing that would materially adversely affect its business, property, prospects or financial condition;

(b)	except in relation to the Plan or this Debenture, issue any securities or any options, warrants or securities convertible into shares or re-price any existing options;

(c)	except in the ordinary course of business for amounts not exceeding $500,000 and subject to the UOB Termination Agreements, borrow, create, incur, assume or suffer to exist any indebtedness;

(d)	sell, lease, assign, transfer, license or otherwise dispose of all or substantially all of its assets or any of its Material Assets;

(e)	redeem or repurchase shares, pay or declare dividends (or any other return of capital);

(f)	utilize the Principal Amount save as provided in the Business Plan including its use to purchase or acquire the securities of any person, pay dividends or return capital to its shareholders;

(g)	guarantee the indebtedness of any Person other than its Subsidiaries;

(h)
enter into any transaction (whether by way of reconstruction, reorganization, consolidation, amalgamation, winding-up, merger, transfer, sale, lease or otherwise) whereby all or any substantial part of its undertaking or assets would become the property of any other Person;

(i)	enter into any partnership, joint venture or similar agreement or arrangement;

(j)
permit, dispose of or allow to lapse any intellectual property rights necessary to enable the Corporation and the Subsidiaries to conduct operations (including, without limitation, those associated with the Material Assets) or breach any representations, warranties and covenants associated with such intellectual property rights as set forth in the Subscription Agreement (it being understood that certain non-material intellectual property rights will be permitted to lapse);

(k)	except in the ordinary course of business and subject to the UOB Termination Agreements, create, incur, assume, suffer to exist, permit or grant a security interest, lien or encumbrance on its assets;

(l)	amend its constating documents;

(m)	allow any of their respective outstanding securities to be pledged or transferred;

(n)	purchase or acquire any fixed assets with a value of greater than $20,000;

(o)
hire or employ staff with an annual salary greater than $100,000 or hire or employ staff such that the total number exceeds by more than two persons the total headcount for the applicable time period as set forth in the Business Plan, it being understood that the foregoing is intended to cover new employees rather than the promotion or salary increases of existing employees;

(p)
enter into any contract or agreement concerning the Material Assets or in an amount that is greater than $20,000, other than in the latter case, those relating to the normal operations of the business; or

(q)
any of the Corporation, WEX Medical Limited or Nanning Maple Leaf Pharmaceuticals Co. Ltd. exceed by more than 10% in any quarter or on an annual basis its expense budget as set out in the Business Plan.

3.3 Financings
Notwithstanding any provisions herein, the negative covenants contained in sections 3.2(b) and (c) do not apply to financings during the Permitted Periods so long as:
(a)	the financings are subject to the right of first refusal, as applicable, in favour of the Holder as set out in Section 6(ii)(ix) of the Subscription Agreement;

(b)	the proceeds of any debt financings are subordinated to the indebtedness of the Corporation to the Holder;

(c)
the proceeds of such financings during the last three months immediately prior to the Maturity Date will be utilized in the ordinary course of the Corporation’s business for operating expenses, consistent with the Business Plan and the amount shall not exceed more than a reasonable amount required for 24 months of operating expenses; and

(d)
the proceeds of such financings during the last six months immediately prior to the Extended Maturity Date will be utilized first to repay any indebtedness of the Corporation to the Holder with the balance to be utilized in the ordinary course of the Corporation’s business for operating expenses, consistent with the Business Plan.

ARTICLE 4
Default
4.1 Events of Default
Each of the following events constitutes a Default:
(a)
the failure of the Corporation to pay the principal amount due under this Debenture on the due date thereof or to pay any other amounts due under this Debenture within three Business Days of the due date thereof;

(b)	if the Corporation fails to keep, observe or perform any of the covenants set forth in sections 3.2(d), 3.2(h), 3.2(i), 3.2(m), 3.2(p) or 3.2(q);

(c)	if any of the representations and warranties in the Subscription Agreement or the Debenture are not true as at the time such representation or warranty was made;

(d)
save for the failure to pay amounts due under this Debenture or the covenants referred to in section 4.1(b), if the Corporation fails to keep, observe or perform any covenants, agreements, terms, conditions or provisions contained in this Debenture or the Subscription Agreement and such default continues until the later of the expiry of 30 days from the date of receipt of notice from the Holder to remedy such default;

(e)	in the event of a Change of Control or a Capital Reorganization;

(f)	if the Board of Directors of the Corporation fail in any fiscal year to approve a Business Plan for the forthcoming fiscal year;

(g)	in the event a cease trade order or Exchange trading suspension of the Common Shares shall be in effect for five consecutive trading days (excluding a suspension of all trading on the Exchange).

(h)	a Bankruptcy Event with respect to the Corporation occurs;

(i)	any garnishment order or other equivalent process is issued or levied against the Corporation or a Subsidiary to recover payment of any amount exceeding $100,000 owing by the Corporation;

(j)
any failure of the Corporation or a Subsidiary to pay indebtedness exceeding $100,000 at the stated maturity thereof or as a result of which, the creditor may declare the principal thereof to be due and payable prior to the stated maturity thereof, or any event shall occur and shall continue after the applicable grace period (if any) specified in any agreement or instrument relating to any such debt, the effect of which is to permit the holder of such debt to declare the principal amount thereof to be due and payable prior to its stated maturity;

(k)	all or any material part of the assets of the Corporation or any Subsidiaries are executed, sequestered or distrained upon and such execution, sequestration or distraint:
(i)	relates to claims in the aggregate in excess of $100,000; and

(ii)
the Corporation or such Subsidiary does not discharge the same or provide for its discharge in accordance with its terms, or procure a stay of execution thereof (by reason of pending appeal or otherwise), within 30 days from the date of entry thereof; and

(l)
final judgement for the payment of money in the aggregate in excess of $100,000 in excess of applicable insurance shall be rendered by a court of competent jurisdiction against the Corporation or any Subsidiary and the Corporation or such Subsidiary does not discharge same or provide for its discharge in accordance with its terms, or procure a stay of execution thereof (by reason of a pending appeal or otherwise), within 30 days from the date of entry thereof;

The occurrence of a Default shall be deemed to constitute a default by the Corporation of its obligations under this Debenture.
4.2 Effect of Default
Upon the occurrence of a Default, the Principal Amount, any accrued and unpaid interest thereon and any other monies owing to the Holder under this Debenture will immediately become payable. Upon the occurrence of a Default and at any time thereafter, the Holder may exercise all or any of the rights and remedies available to the Holder, whether available under this Debenture or available at law or in equity, including, without limitation, its rights pursuant to section 5.3.
4.3 Default Interest Rate
Following the occurrence and during the continuance of a Default, the Corporation shall pay interest in an amount calculated on the basis of the Default Interest Rate and all outstanding obligations under this Debenture, including unpaid interest, shall continue to accrue interest at that rate from the date of Default and until such Default is cured or waived.
4.4 Waiver
The Holder may waive any Default or any breach by the Corporation of any of the provisions of this Debenture. No waiver, however, shall be deemed to extend to a subsequent breach or Default, whether or not the same as or similar to the breach or Default waived, and no act or omission by the Holder shall extend to, or be taken in any manner whatsoever to affect, any subsequent breach or Default or the rights of the Holder arising therefrom. Any such waiver must be in writing and signed by the Holder to be effective. No failure on the part of the Holder to exercise, and no delay by the Holder in exercising, any right under this Debenture shall operate as a waiver of such right. No single or partial exercise of any such right shall preclude any other or further exercise of such right or the exercise of any other right.
ARTICLE 5
Conversion of Debenture
5.1 Conversion Privilege and Conversion Price
Subject to and upon compliance with the provisions of this Article 5, on or after the Maturity Date or after the occurrence of a Default or in the event of an Offer, this Debenture or any portion of the Principal Amount outstanding as of the Conversion Date (as defined below) may, at the option of the Holder, be converted into fully paid and non-assessable Common Shares at the Conversion Price in effect on the Conversion Date.

5.2 Extended Maturity Date
In the event the Corporation delivers on or before the Maturity Date a certificate executed by the Corporation’s Chief Executive Officer and Chief Financial Officer certifying that the Corporation will be unable to repay the Principal Amount on the Maturity Date, then subject to the provisions contained in section 5.1 and 5.3 and provided there has not occurred a Default, the Principal Amount will be payable on the Extended Maturity Date. For greater certainty, the Holder’s right to convert the Principal Amount on or after the Maturity Date or after the occurrence of a Default or in the event of an Offer shall continue in full force and effect regardless of the delivery of the certificate described in the previous sentence.
5.3 Conversion Procedure
In order to exercise the conversion right granted pursuant to section 5.1, the Holder must deliver to the Corporation at its principal office in Vancouver, British Columbia (or the registered office of the Corporation if it no longer has its principal office in Vancouver, British Columbia) a written notice signed by the Holder (a “Conversion Notice”) stating that the Holder elects to convert this Debenture, or a stated portion of the Principal Amount thereof to Common Shares. Such Conversion Notice will be deemed to constitute a contract between the Holder and the Corporation whereby:
(a)	the Holder subscribes for the number of Common Shares that it will be entitled to receive on such conversion;

(b)	the Holder releases the Corporation from all liability thereon or from all liability with respect to that portion of the Principal Amount thereof to be converted, as the case may be; and

(c)	the Corporation agrees that the delivery of such Conversion Notice constitutes full payment of the subscription price for the Common Shares issuable upon such conversion.
In the case of a conversion pursuant to section 5.1, the date of receipt by the Corporation of a Conversion Notice is herein referred to as the “Conversion Date”.
As promptly as practicable after the Conversion Date, the Corporation will issue or cause to be issued and deliver or cause to be delivered to the Holder a certificate in the name of the Holder for the number of Common Shares deliverable upon the conversion of such Debenture (or specified portion of the Principal Amount thereof to be converted) and provision will be made for payment in money in respect of any fraction of a Common Share as provided in section 5.5. Such conversion will be deemed to have been effected immediately prior to the close of business on the Conversion Date and at such time the rights of the Holder, either as holder of this Debenture or as holder of that portion of the Principal Amount of this Debenture to be converted, as the case may be, will cease and the Holder will be deemed to have become on such date the holder of record of the Common Shares; provided, however, that no such conversion on any date when the transfer registers for Common Shares of the Corporation are closed will be effective to constitute the Holder to be entitled to receive the Common Shares upon such conversion as the holder of record of such Common Shares on such date, but such conversion will be effective to constitute the Holder to be entitled to receive such Common Shares as the holder of record thereof for all purposes on the next succeeding Business Day on which such transfer registers are open.

The Corporation will pay to the Holder, by way of the issuance of Common Shares issued concurrently with the certificates for the Common Shares issuable on conversion pursuant to section 5.1, the amount of any interest accrued up to the Conversion Date on the Debenture or that portion of the Principal Amount to be converted, as the case may be.
5.4 Effect of Conversion
The issuance of Common Shares to the Holder on conversion of this Debenture will constitute full repayment of the Principal Amount. The Holder hereby agrees to surrender this Debenture in exchange for the share certificate issued by the Corporation to the Holder in respect of such conversion.
5.5 No Fractional Shares
Notwithstanding anything herein contained, the Corporation will not be required to issue fractional Common Shares in payment of interest or upon the conversion of the Debenture in whole or in part. If any fractional interest in a Common Share would, except for the provisions of this section 5.5, be deliverable in payment of interest or upon the conversion of this Debenture, the Corporation will adjust such fractional interest by paying to the Holder an amount equal to the fractional interest.
5.6 Adjustment of Cap Prices
The Cap Prices (and the number of Common Shares issuable upon exercise of the conversion rights and the obligations set forth hereunder) are subject to adjustment from time to time in the events and in the manner provided as follows:
(a)
If and whenever at any time after the date hereof and prior to the repayment of the Principal Amount and all accrued interest and/or conversion thereof into Common Shares (the “Expiry Date”), the Corporation:

(i)
issues to all or substantially all the holders of Common Shares by way of a stock dividend or otherwise Common Shares or securities exchangeable for or convertible into Common Shares other than a dividend paid in the ordinary course, or

(ii)	subdivides its outstanding Common Shares into a greater number of shares, or

(iii)	consolidates or combines its outstanding Common Shares into a smaller number of shares,

(any of such events being called a “Common Share Reorganization”), then the Cap Prices will be adjusted effective immediately after the effective date or record date for the happening of a Common Share Reorganization, as the case may be, at which the holders of Common Shares are determined for the purpose of the Common Share Reorganization, by multiplying the Cap Prices in effect immediately prior to such effective date or record date by a fraction, the numerator of which is the number of Common Shares outstanding on such effective date or record date before giving effect to such Common Share Reorganization and the denominator of which is the number of common shares outstanding immediately after giving effect to such Common Share Reorganization (including, in the case where securities exchangeable for or convertible into common shares are distributed, the number of Common Shares that would have been outstanding had all such securities been exchanged for or converted into Common Shares on such effective date or record date).

(b)
If and whenever at any time after the date hereof and prior to the Expiry Date, the Corporation, fixes a record date for the issue of rights, options or warrants to the holders of all or substantially all of its outstanding Common Shares under which such holders are entitled to subscribe for or purchase Common Shares or securities exchangeable for or convertible into Common Shares, where:

(i)
the right to subscribe for or purchase Common Shares, or the right to exchange securities for or convert securities into Common Shares expires not more than 45 days after the date of such issue (the period from the record date to the date of expiry being in this section 5.6 called the “Rights Period”), and

(ii)
the cost per Common Share during the Rights Period (inclusive of any cost or acquisition of securities exchangeable for or convertible into Common Shares in addition to any direct cost of Common Shares) (in this section 5.6 called the “Per Share Cost”) is less than 95% of the Current Market Price of the Common Shares on the record date,

(any of such events being called a “Rights Offering”), then the Cap Price will be adjusted effective immediately after the end of the Rights Period to a price determined by multiplying the Cap Prices in effect immediately prior to the end of the Rights Period by a fraction:

(A)	the numerator of which is the aggregate of:
(1)	the number of Common Shares outstanding as of the record date for the Rights Offering, and

(2)	a number determined by dividing the product of the Per Share Cost and:
(I)
where the event giving rise to the application of this subparagraph (2) was the issue of rights, options or warrants to the holders of Common Shares under which such holders are entitled to subscribe for or purchase additional Common Shares, the number of Common Shares so subscribed for or purchased during the Rights Period, or

(II)
where the event giving rise to the application of this subparagraph (2) was the issue of rights, options or warrants to the holders of Common Shares under which such holders are entitled to subscribe for or purchase securities exchangeable for or convertible into Common Shares, the number of Common Shares for which those securities could have been exchanged or into which they could have been converted during the Rights Period;

by the Current Market Price of the Common Shares as of the record date for the Rights Offering; and
(B)	the denominator of which is:
(1)	in the case described above subparagraph (A)(2)(I), the number of Common Shares outstanding, or

(2)	in the case described above subparagraph (A)(2)(II), the number of Common Shares that would be outstanding if all the Common Shares described in subparagraph (A)(2)(II) had been issued, as at the end of the Rights Period.

Any Common Shares owned by or held for the account of the Corporation or any subsidiary (as defined in the Securities Act (British Columbia)) of the Corporation will be deemed not to be outstanding for the purpose of any such computation.

(c)
If and whenever at any time after the date hereof and prior to the Expiry Date, the Corporation fixes a record date for the issue or the distribution to the holders of all or substantially all its Common Shares:

(i)	shares of the Corporation of any class other than Common Shares;

(ii)
rights, options or warrants to acquire shares or securities exchangeable for or convertible into shares or property or other assets of the Corporation (other than rights, options or warrants to purchase Common Shares exercisable within 45 days of the record date at a price per Common Share equal to or greater than 95% of the then Current Market Price);

(iii)	evidences of indebtedness, or

(iv)	any property or other assets;

and if such issuance or distribution does not constitute a Common Share Reorganization or a Rights Offering or dividend paid in the ordinary course (any of such non-excluded events being called a “Special Distribution”), the Cap Prices will be adjusted effective immediately after such record date to a price determined by multiplying the Cap Price, in effect on such record date by a fraction:

(A)	the numerator of which is:
(1)	the product of the number of Common Shares outstanding on such record date and the Current Market Price of the Common Shares on such record date, less

(2)
the amount by which the aggregate fair market value (as determined by action by the directors of the Corporation) to the holders of the Common Shares of such securities or property or other assets so issued or distributed in the Special Distribution exceeds the fair market value (as determined by action of the directors of the Corporation) of the consideration, if any, received therefor by the Corporation, and

(B)	the denominator of which is the number of Common Shares outstanding on such record date multiplied by the Current Market Price of the Common Shares on such record date.
Any Common Shares owned by or held for the account of the Corporation or any subsidiary (as defined in the Securities Act (British Columbia)) of the Corporation will be deemed not to be outstanding for the purpose of any such computation.
No adjustment in a Cap Price is required to be made unless such adjustment would result in a change of at least one percent in the prevailing Cap Price, provided, however, that any adjustments which, except for the provisions of this sentence, would otherwise have been required to be made, will be carried forward and take into account in any subsequent adjustment.
If the Corporation sets a record date to determine the holders of the Common Shares for the purpose of entitling them to receive any dividend or distribution or sets a record date to take any other action and, thereafter and before the distribution to such shareholders of any such dividend or distribution or the taking of any other action, decides not to implement its plan to pay or deliver such dividend or distribution or take such other act, then no adjustment in the Cap Prices will be required by reason of the setting of such record date.

In the absence of a resolution of the directors of the Corporation fixing a record date for a Special Distribution or Rights Offering, the Corporation will be deemed to have fixed as the record date therefor the date on which the Special Distribution or Rights Offering is effected.
5.7 Adjustments for Capital Reorganization
If and whenever at any time after the date hereof and prior to the Expiry Date, there is a reclassification of the Common Shares outstanding at any time or change of the Common Shares into other shares or into other securities (other than a Common Share Reorganization), or a consolidation, amalgamation, reverse take-over or merger of the Corporation with or into any other corporation or other entity (other than a consolidation, amalgamation or merger which does not result in any reclassification of the outstanding Common Shares or a change of the Common Shares into other shares), or a transfer of the undertaking or assets of the Corporation as an entirety or substantially as an entirety to another corporation or other entity (any of such events being called a “Capital Reorganization”), and notice to convert is given after the effective date of such Capital Reorganization, the Holder will be entitled to receive, and must accept for the same aggregate consideration in lieu of the number of Common Shares to which it was theretofore entitled upon such subscription, the aggregate number of shares, other securities or other property which it would have been entitled to receive as a result of such Capital Reorganization if, on the effective date thereof, it had been the registered holder of the number of Common Shares to which such holder was theretofore if conversion had occurred on that date. Appropriate adjustments will be made as a result of any such Capital Reorganization in the application of the provisions set forth in this section 5.7 with respect to the rights and interests thereafter of holders of Debentures to the end that the provisions set forth in this section 5.7 will thereafter correspondingly be made applicable as nearly as may reasonably be in relation to any shares thereafter deliverable upon conversion. Any such adjustment must be made by and set forth in an agreement supplemental hereto. As a condition precedent to taking any action that would constitute a Capital Reorganization, the Corporation will take all action necessary, in the opinion of counsel, in order that the provisions of this section be effected.
5.8 Disputes
If at any time a dispute arises with respect to adjustments provided for in sections 5.6 and 5.7 such dispute will be conclusively determined by the auditors of the Corporation or if they are unable or unwilling to act, by such other firm of independent chartered accountants as may be selected by action by the directors of the Corporation and the Holder and any such determination will be binding upon the Corporation and the Holder and the Corporation will provide such auditors or accountants with access to all necessary records of the Corporation.

ARTICLE 6
General
6.1 Notices
Any notice, demand, consent, approval or other communication to be made or given under or in connection with this Debenture (a “Notice”) shall be in writing and may be made or given by personal delivery or by facsimile addressed to the respective parties as follows:
To the Corporation:
WEX Pharmaceuticals Inc.
1601-700 West Pender Street
Vancouver, British Columbia V6C 1G8
Attention:  Dr. Edge Wang
Facsimile: (604) 683-8868
To the Holder:
[C.K. Life Sciences Int’l., Inc.]
Attention:     <*>
Facsimile:     <*>
or to such other address as such party may from time to time notify the others in accordance with this section 6.1. Any Notice made or given by personal delivery shall be conclusively deemed to have been given at the time of actual delivery or, if made or given by facsimile, at the opening of business on the first Business Day following the transmittal thereof. Any notice given by the Corporation shall bind the Corporation.
6.2 Time of the Essence
Time is and shall remain of the essence of each provision of this Debenture.
6.3 Governing Law
This Debenture shall be governed by, and interpreted and enforced in accordance with, the laws in force in the Province of British Columbia and the laws of Canada applicable therein without regard for principles of conflicts of law. The Corporation irrevocably attorns to the jurisdiction of the courts in the Province of British Columbia with respect to matters arising out of this Debenture.
6.4 Entire Agreement
There are no representations, warranties, conditions, covenants, other Agreements or acknowledgments, whether direct or collateral, express or implied, that form part of or affect this Debenture or the subject matter hereof, other than as expressed herein and other than as may be expressed in the Subscription Agreement or any other written Agreement entered into between the Corporation and the Holder contemporaneously herewith. The execution of this Debenture has not been induced by, nor does the Corporation rely upon or regard as material, any representations, warranties, conditions, covenants, other Agreements or acknowledgments not expressly made in this Debenture or in the Subscription Agreement or in any other written Agreements to be delivered pursuant thereto or contemporaneously herewith.

6.5 Severability
If any provision of this Debenture is determined to be invalid or unenforceable by a court of competent jurisdiction from which no further appeal lies or is taken, that provision shall be deemed to be severed herefrom and the remaining provisions of this Debenture shall not be affected thereby and shall remain valid and enforceable.
6.6 Currency
All dollar amounts referred to herein are in Canadian dollars.
6.7 Amendment
This Debenture may only be amended, supplemented or otherwise modified by an Agreement signed by the Corporation and the Holder.
6.8 Binding Effect
This Debenture shall enure to the benefit of the Holder and their respective successors and assigns and any subsequent holder of this Debenture and shall be binding on the Corporation, its legal representatives (including receivers, managers, receivers and managers and trustees) and its successors.
6.9 Language
The parties to this Debenture have expressly required that this Debenture and all documents and notices relating hereto be drafted in English. Les parties aux présentes ont expressément exigé que la présente convention et tous les documents et avis qui y sont afférents soient rédigés en anglais.
6.10 Debenture Lost or Stolen
If this Debenture is mutilated, lost, stolen or destroyed, the Corporation shall, upon being furnished with evidence satisfactory to it of such mutilation, loss, theft or destruction, issue and deliver a new Debenture of like date and tenor as the one mutilated, lost, stolen or destroyed, in exchange for, in place of and upon cancellation of the mutilated Debenture, or in lieu of or in substitution for the lost, stolen or destroyed Debenture.

6.11 Maximum Payments
Nothing continued herein shall be deemed to establish or require the payment of a rate of interest or other charges in excess of the maximum permitted by applicable law. In the event that the rate of interest required to be paid or other charges herewith exceed the maximum permitted by such law, any payments in excess of such maximum shall be credited against amounts owed by the Corporation to the Holder and thus refunded to the Corporation.
6.12 Further Assurances
At the Corporation’s cost and expense, upon request of the Holder, the Corporation shall duly execute and deliver or cause to be duly executed and delivered to the Holder such further instruments and do and cause to be done such further acts as may be necessary or proper in the reasonable opinion of the Holder to carry out more effectually the provisions and purposes of this Debenture.
In Witness Whereof, the Corporation has caused this Debenture to be duly signed and sealed as a deed and specialty obligation as of (notwithstanding any different execution date set out in any registrations forms attached hereto) the date set out at the commencement of this Debenture.

WEX PHARMACEUTICALS INC.
by its authorized signatory:

(C/S)

Schedule “A”
Definitions
“Advance” means the Initial Advance or a Subsequent Advance.
“Agreement” means any agreement, oral or written, any simple contract or specialty, and any indenture, instrument, bill of exchange or undertaking, including any lease.
“Applicable Laws” means (a) any domestic or foreign statute, law (including common and civil law), treaty, code, ordinance, rule, regulation, restriction or by-law(zoning or otherwise); (b) any judgement, order, writ, injunction, decision, ruling, decree or award; (c) any regulatory policy, practice, guideline or directive; or (d) any franchise, licence, qualification, authorization, consent, exemption, waiver, right, permit or other approval of any Governmental Body, binding on or affecting the Person referred to in the context in which the term is used or binding on or affecting the property of such Person, in each case whether or not having the force of law other than U.S. securities laws.
“Bankruptcy Event” means, with respect to any Person, that such Person does not pay or perform its obligations generally as they become due or admits its inability to pay or perform its debts generally, that such Person commits an act of bankruptcy within the meaning of the Bankruptcy and Insolvency Act (Canada), any Bankruptcy Proceeding is instituted by or against that Person (excluding any Bankruptcy Proceeding being contested by that Person in good faith by appropriate proceedings so long as enforcement remains stayed, none of the relief sought is granted (either on an interim or permanent basis) and such Bankruptcy Proceeding is dismissed within 30 days of its commencement), or that Person takes corporate action to authorize any of the actions set forth above in this definition.
“Bankruptcy Proceeding” means, with respect to any Person, any proceeding contemplated by any application, petition, assignment, filing of notice or other means, whether voluntary or involuntary and whether or not under the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada), the Winding-Up and Restructuring Act (Canada) or any other like, equivalent or analogous legislation of any jurisdiction seeking any moratorium, reorganization, adjustment, composition, proposal, compromise, arrangement or other like or similar relief in respect of any or all of the obligations of that Person, seeking the winding up, liquidation or dissolution of that Person or all or any part of its assets, seeking any award declaring, finding or adjudging that Person insolvent or bankrupt, seeking the appointment (provisional, interim or permanent) of any receiver or resulting, by operation of law, in the bankruptcy of that Person.
“Business Day” means a day on which banks are generally open for commercial lending and foreign exchange business in Vancouver and Toronto, Canada, which is not a Saturday or a Sunday.
“Business Plan” means, for any fiscal year, (a) forecast of expenditures, for the current fiscal year and each of the next two following fiscal years prepared on a consolidated basis supported by appropriate explanations, notes and information and commentary on key assumptions, and (b) budget including the details of any capital expenditure in excess of $20,000.00 (including the nature and type of such capital expenditure) to be made by the Corporation or its Subsidiaries during such fiscal year all as approved by the Corporation’s Board of Directors and the Holder, which approval will not be unreasonably withheld. The current approved Business Plan for 2007 and 2008 is set out in Schedule “C” to the Subscription Agreement.

“Canadian Dollars”, “CAD” and “$” each means dollars which are the lawful currency of Canada.
“Capital Reorganization” has the meaning ascribed to it in section 5.7.
“Cap Prices” means collectively the Minimum Price and the Maximum Price.
“Change of Control” means an offer is made to purchase outstanding voting shares of the Corporation and is accepted by a sufficient number of holders of such voting shares to constitute the offeror a shareholder of the Corporation being entitled to exercise more than 50% of the voting rights attached to the voting shares (provided that prior to the offer, the offeror was not entitled to exercise more than 50% of the voting rights attached to the outstanding voting shares).
“Common Share” means, subject to the provisions of Article 5, common shares without par value in the capital of the Corporation (as the same may be redesignated from time to time) as such common shares exist at the close of business on the date of any determination or common shares resulting from a subdivision or consolidation thereof, or from successive subdivisions or consolidations, in any case without other change or reclassification.
“Common Share Reorganization” has the meaning ascribed to it in section 5.6.
“Compliance Certificate” means a certificate concerning compliance by the Corporation with its representations, warranties and covenants as set forth in the Subscription Agreement and the Debenture, substantially in the form of a certificate attached hereto as Schedule “B”.
“Conversion Date” has the meaning ascribed to it in section 5.3.
“Conversion Notice” has the meaning ascribed to it in section 5.3.
“Conversion Price” means the Current Market Price of the Common Shares less 30%, subject to a minimum of the Minimum Price and a maximum of the Maximum Price.
“Corporation” means WEX Pharmaceuticals Inc.
“Current Market Price” means an amount equal to the volume weighted average trading price of the Common Shares, calculated by dividing the total value by the total volume of the Common Shares traded on the Exchange for the last five trading days on which a trade in the Common Shares took place prior to the relevant notice date or the Extended Maturity Date, or for each trading day from the prior six month period prior to the Maturity Date in the event of conversion on the Maturity Date, or if the Common Shares are not listed on the Exchange on the date the determination is to be made, on such stock exchange on which the Common Shares are listed as may be selected for such purpose by the directors or, if the Common Shares are not listed on any stock exchange, a price determined by the directors and approved by an independent, qualified investment dealer who is a member of the Exchange and who is jointly selected by the Corporation and the Holder for that purpose.

“Debenture” means this convertible debenture and all schedules and other attachments attached hereto, and all references to “hereto”, “herein”, “hereof”, “hereby” and “hereunder”, and to similar expressions, refer to this Debenture and not to any particular section or portion of it. References to “Article”, “section”, “paragraph” or “Schedule” refer to the applicable article, section, paragraph or schedule of this Debenture, as the case may be. References to the “commencement of this Debenture” refer to the page of this Debenture, which contains the beginning of Article 1.
“Default” means any of the events set out in section 4.1.
“Default Interest Rate” means the rate of LIBOR plus eight percent per annum.
“Disclosure Schedule” has the meaning set forth in the Subscription Agreement.
“Exchange” means the Toronto Stock Exchange.
“Expiry Date” has the meaning set forth in section 5.6(a).
“Extended Maturity Date” means the date that is two years after the Maturity Date.
“GAAP” means generally accepted accounting principles from time to time approved by the Canadian Institute of Chartered Accountants, or any successor institute, including those set out in the Handbook of the Canadian Institute of Chartered Accountants.
“Governmental Body” means any international tribunal, agency, body, commission or other authority, any government, executive, parliament, legislature or local authority, or any governmental body, ministry, department or agency or regulatory authority, court, tribunal, commission or board of or within Canada or any foreign jurisdiction, or any political subdivision of any thereof or any authority having jurisdiction therein other than the United States Securities and Exchange Commission.
“Grid” means the grid set forth in Schedule “C”.
“Holder” means the Holder as defined above and shall also include any assignee of or successor to the rights of the Holder and any purchaser of this Debenture from the Holder or from any current holder hereof.
“including” means including without limitation and shall not be construed to limit any word or statement which it follows to the specific or similar items or matters immediately following it, and “include” and “includes” shall be construed in like manner.
“Initial Advance” means the Advance by the Holder to the Corporation on the Issue Date in the principal amount of $2,000,000.

“Interest Price” means the Interest Share Market Price of the Common Shares less 30%, subject to a minimum of the Minimum Price and a maximum of the Minimum Price and the Maximum Price.
“Interest Share Market Price” means an amount equal to the volume weighted average trading price of the Common Shares, calculated by dividing the total value by the total volume of the Common Shares traded on the Exchange for each trading day on which a trade in the Common Shares took place for the six month period prior to the relevant interest payment date or if the Common Shares are not listed on the Exchange on the date the determination is to be made, on such stock exchange on which the Common Shares are listed as may be selected for such purpose by the directors or, if the Common Shares are not listed on any stock exchange, a price determined by the directors and approved by an independent, qualified investment dealer who is a member of the Exchange and who is jointly selected by the Corporation and the Holder for that purpose.
“Issue Date” has the meaning set forth on the first page of this Debenture.
“LIBOR” means, for the Issue Date and any Payment Date, the rate of interest per annum, based on a 360-day year (rounded up to the nearest 1/16%), for deposits in Canadian dollars for a 6 month interest period which is quoted on the British Bankers Association LIBOR Rates Telerates Screen as of 11 a.m. (London time) on the second Business Day before the Issue Date or such Payment Date, as the case may be.
“losses and expenses” means losses, costs, expenses, damages, penalties, causes of action, actions, judgments, suits, proceedings, claims, claims over, claims for contribution and indemnity, demands and liabilities, including any applicable court costs and legal fees and disbursements on a solicitor and client scale, and “loss and expense” shall be construed in like manner.
“Maturity Date” means the date that is two years after the Issue Date.
“Material Assets” means all intellectual property relevant to the Tectin product; all equipment necessary for the production of the Tectin product and all related clinical trial data and research results/records.
“Maximum Price” means $1.75, as may be adjusted pursuant to the terms hereof.
“Minimum Price” means $0.05, as may be adjusted pursuant to the terms hereof.
“Notice” has the meaning ascribed to it in section 6.1.
“obligations” means indebtedness, obligations, responsibilities, duties and liabilities (actual or contingent, direct or indirect, matured or not, now existing or arising hereafter), whether arising by contract or statute, at law, in equity or otherwise, and “obligation” and “obligated” shall be construed in like manner.

“Offer” means an offer to purchase more than 50% of the outstanding voting shares of the Corporation.
“Payment Date” has the meaning set forth in section 2.1.
“Per Share Cost” has the meaning ascribed to it in section 5.6(b)(ii).
“Permitted Period” means the last three months immediately prior to the Maturity Date and the last six months immediately prior to the Extended Maturity Date.
“Person” means an individual, corporation, estate, partnership, trust, joint venture, other legal entity, unincorporated association or Governmental Body.
“Plan” means the stock option plan of the Corporation, as amended from time to time.
“Principal Amount” has the meaning set forth in section 2.1.
“Principal Subsidiaries” means IWT Bio Inc., Nanning Maple Leaf Pharmaceutical Co., Ltd., WEX Medical Corporation and WEX Medical Limited and any other Subsidiaries, that are not inactive or become not inactive.
“rights” means rights, powers, authorities, discretions, privileges, immunities and remedies (actual or contingent, direct or indirect, matured or not, now existing or hereafter arising), whether arising by contract or statute, at law, in equity or otherwise, and “right” shall be construed in like manner.
“Rights Offering” has the meaning ascribed to it in section 5.6(b)(ii).
“Rights Period” has the meaning ascribed to it in section 5.6(b)(i).
“Special Distribution” has the meaning ascribed to it in section 5.6(c)(iv).
“Subsidiary” has the meaning ascribed to such term in the Canadian Business Corporations Act;
“Subscription Agreement” means the Subscription Agreement dated for reference <*month, day>, 2007 among the Corporation and the Holder pursuant to which the Holder has agreed to subscribe for Common Shares in the capital of the Corporation, all as more particularly described therein.
“Subsequent Advance” means an Advance made by the Holder to the Corporation pursuant to section 2.3.
“successor” of a body corporate shall be construed so as to include:
1.	any amalgamated or other corporation of which such body corporate or any of its successors is one of the amalgamating or merging corporations;

2.	any corporation resulting from any court approved arrangement of which such body corporate or any of its successors is party;

3.	any corporation resulting from the continuance of such body corporate or any successor of it under the laws of another jurisdiction of incorporation;
any successor (determined as aforesaid or in any similar or comparable procedure under the laws of any other jurisdiction) of any corporation referred to in clauses 1, 2 or 3.
“UOB Termination Agreements” means the termination agreements among the Corporation, WEX Medical Limited and each of UOB Venture (Shenzen) Limited, UOB Capital Investments PTE Ltd. and UOB Venture Technology Investments Ltd. (collectively the “UOB Investors”), dated June 18, 2007.

Schedule “B”
Certificate of Compliance

To:	[C.K. Life Sciences Int’l Inc.] (the “Holder”)

Re:	Convertible Debenture (the “Debenture”) dated , 2007 between WEX Pharmaceuticals Inc. (the “Corporation”) and the Holder
The undersigned officer of the Corporation, in such capacity and not in any personal capacity whatsoever, hereby certifies:
I am the duly appointed Chief Financial Officer of the Corporation, and as such I have knowledge of the business and affairs of the Corporation.
I am providing this certificate in connection with the Debenture and am familiar with and have examined the Debenture.
The representations and warranties by the Corporation of the Subscription Agreement are true and correct on the date hereof save for the following updates to the Disclosure Schedule thereto:
<*>
To the best of my knowledge, information and belief, and after due inquiry the Corporation is in compliance with all requirements of the Business Plan and all of the provisions of the Debenture that, if not complied with, would, with the giving of notice, lapse of time or otherwise, constitute a Default.
Capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Debenture.
Dated the                      day of                                         , 20 ____.

Name:
Title:

Schedule “C”
Grid Schedule

Date of Advance			Outstanding
or repayment of	Amount of	Amount of	Principal	Interest	Outstanding
Principal Amount	Advance	Repayment	Amount	Price	Interest	Signature

15/07	Aug 20, 2007
Toronto Stock Exchange Trading Symbol: WXI
http://www.wexpharma.com
E-mail: wex@wexpharma.com
MANAGEMENT CEASE TRADE ORDER GRANTED
Vancouver, BC (August 20, 2007) WEX Pharmaceuticals Inc. (“WEX” or the “Company”) today announces that further to its news release dated August 16, 2007, the BC Securities Commission has granted the Company an order precluding management and other insiders from trading in the Company’s shares pending filing of the Company’s interim financial statements for the first fiscal quarter ended June 30, 2007 along with the related Management’s Discussion and Analysis.
In compliance with regulatory requirements, WEX is disseminating and filing on SEDAR the attached Notice of Default.
About WEX Pharmaceuticals Inc.
WEX Pharmaceuticals Inc. is dedicated to the discovery, development, manufacture and commercialization of innovative drug products to treat pain. The Company’s principal business strategy is to derive drugs from naturally occurring toxins and develop proprietary products for the global market. The Company’s Chinese subsidiary sells generic products manufactured at its facility in China.
Forward Looking Statements and Information
This News Release contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. The company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.
For additional information on our products, visit us at www.wexpharma.com or call Dr. Edge Wang, President & CEO at 604-683-8880 or 1-800-722-7549.

NOTICE OF DEFAULT
1. WEX Pharmaceuticals Inc. (“WEX”) is unable to file its interim financial statements for its first fiscal quarter-ended June 30, 2007 prior to the filing deadline of August 14, 2007.
2. The reason for WEX’s inability to file the financial statements is that WEX’s acting CFO resigned on August 13, 2007 and did not complete the financial statements.
3. WEX expects to file the required financial statements by October 14, 2007.
4. The British Columbia Securities Commission may impose an issuer cease trade order (“CTO”) if the financial statements are not filed by October 14, 2007, which is two months after WEX’s filing deadline of August 14, 2007. Further, an issuer CTO may be imposed sooner if WEX fails to file its Default Status Reports within the required time limits.
5. WEX intends to satisfy the provisions of Appendix B to CSA Staff Notice 57-301 as long as it remains in default of the financial statement filing requirements.
6. There is no other material information concerning the affairs of WEX that has not been generally disclosed as of the date hereof.
Dated the 17th day of August, 2007.
WEX PHARMACEUTICALS INC.

“Edge Wang” Authorized Signatory

WEX Pharmaceuticals Inc.
Notice of 2007 Annual and Special Meeting of Shareholders
Notice Is Hereby Given that the 2007 annual and special meeting of shareholders (the “Meeting”) of WEX Pharmaceuticals Inc. (the “Corporation”) will be held in the Pacific Room at the Metropolitan Hotel, 645 Howe Street, Vancouver, British Columbia, Canada, on September 17, 2007 at 10:00 am (Pacific Time) for the following purposes:
1.	to receive the Corporation’s consolidated financial statements for the financial year ended March 31, 2007 and the report of the auditors thereon;

2.	to fix the number of directors of the Corporation for the ensuing year at seven (7);

3.	to elect seven (7) directors to hold office until the close of the next annual meeting of shareholders of the Corporation;

4.	to appoint Manning Elliott LLP as the Corporation’s auditors for the ensuing year;

5.	to authorize the directors to fix the remuneration to be paid to the auditors;

6.
conditional on the approval of items 7, 8 and 9, to consider and, if thought advisable, approve the investment (“CKLS Investment”) in the Corporation of approximately $20 million by CK Life Sciences Int’l., Inc. or its designee by way of the issuance of certain Common Shares, a Class A Special share (to be created), and a convertible debenture;

7.
conditional on the approval of item 6, to consider and, if thought advisable, approve a waiver by the Board of Directors of the Corporation’s shareholder rights plan to the CKLS Investment and a termination of the shareholder rights plan on the closing of the CKLS Investment;

8.
conditional on the approval of items 6 and 7, to consider and, if thought advisable, approve by way of a special resolution, the making of amendments to the Corporation’s articles in order to redesignate the Common Shares as restricted voting shares, to change the rights, privileges, restrictions or conditions of the Common Shares, as redesignated, and to create a Class A Special share;

9.
conditional on the approval of items 6, 7 and 8, to consider and, if thought advisable, approve amendments to the Corporation’s bylaws, approved by the Board in anticipation of the amendments to the Corporation’s articles; and

10.	to transact such other business as may be properly transacted at the Meeting or at any adjournment thereof.
Accompanying this Notice of Meeting is a Management Information Circular, which provides additional information relating to the matters to be dealt with at the Meeting, a Form of Proxy and Notes to the Proxy, a return envelope for the use of shareholders to send in their proxy, a financial statement request form for use by shareholders who wish to receive interim and annual financial statements, and a copy of the Corporation’s 2007 annual report.
Pursuant to the Canada Business Corporations Act, holders of Common shares of the Corporation are, in connection with the special resolution being considered at the Meeting, entitled to dissent under, and to be paid the fair value of their Common shares in accordance with, section 190 of the Canada Business Corporations Act. These rights are described in the accompanying Management Information Circular.
The Board of Directors of the Corporation fixed July 27, 2007 as the Record Date for the determination of the shareholders entitled to receive this Notice, and to attend and vote at the Meeting.

If you are a registered shareholder and are unable to attend the Meeting, please read the Notes to the Proxy and complete, sign and return the endorsed Proxy. A Proxy will not be valid unless it is deposited with the Corporation’s transfer agent, CIBC Mellon Trust Company, BY MAIL to P.O. Box 721, Agincourt, Ontario, M5A 4K9, OR BY HAND at 320 Bay Street, Banking Hall Level, Toronto, Ontario, OR BY FAX to the Proxy Department at 1-866-781-3111 (toll free in North America) or 416-368-2502, not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting.
If you are a non-registered shareholder of the Corporation and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or such other intermediary. If you are a non-registered shareholder of the Corporation and do not complete and return the materials in accordance with such instructions, you may lose your right to vote at the Meeting, either in person or by proxy.
Dated at the City of Vancouver, in the Province of British Columbia, as of the 16th day of August, 2007.

BY ORDER OF THE BOARD OF DIRECTORS OF
WEX PHARMACEUTICALS INC.

“Dr. Edge Wang” Dr. Edge Wang
President, Chief Executive Officer and Director

NOTICE OF DEFAULT
1. WEX Pharmaceuticals Inc. (“WEX”) is unable to file its interim financial statements for its first fiscal quarter-ended June 30, 2007 prior to the filing deadline of August 14, 2007.
2. The reason for WEX’s inability to file the financial statements is that WEX’s acting CFO resigned on August 13, 2007 and did not complete the financial statements.
3. WEX expects to file the required financial statements by October 14, 2007.
4. The British Columbia Securities Commission may impose an issuer cease trade order (“CTO”) if the financial statements are not filed by October 14, 2007, which is two months after WEX’s filing deadline of August 14, 2007. Further, an issuer CTO may be imposed sooner if WEX fails to file its Default Status Reports within the required time limits.
5. WEX intends to satisfy the provisions of Appendix B to CSA Staff Notice 57-301 as long as it remains in default of the financial statement filing requirements.
6. There is no other material information concerning the affairs of WEX that has not been generally disclosed as of the date hereof.
Dated the 17th day of August, 2007.
WEX PHARMACEUTICALS INC.

“Edge Wang” Authorized Signatory

CERTIFICATE

Re:	WEX Pharmaceuticals Inc. (the “Corporation”) Annual and Special Meeting of Shareholders — September 17, 2007
In connection with the special meeting of shareholders of the Corporation scheduled to be held on September 17, 2007, the undersigned hereby reports that the Corporation has made the arrangements described in paragraphs (a) and (b) of subsection 2.20 of National Instrument 54-101 (“NI 54-101”), and that the Corporation is relying upon section 2.20 of NI 54-101 in abridging the time prescribed in subsections 2.2(1) or 2.5(1) of NI 54-101.
DATED as of the 16th day of August, 2007.

WEX PHARMACEUTICALS INC.

Per:	“Edge Wang” Dr. Edge Wang
Chief Executive Officer

WEX PHARMACEUTICALS INC.
Suite 1601 – 700 West Pender Street
Vancouver, BC Canada V6C 1G8
Tel: (604) 683-8880 Toll Free: 1-800-722-7549 Fax: (604) 683-8868
NEWS RELEASE

16/07	Aug 29, 2007
Toronto Stock Exchange Trading Symbol: WXI
http://www.wexpharma.com
E-mail: wex@wexpharma.com
DEFAULT STATUS REPORT
Vancouver, BC (August 29, 2007) WEX Pharmaceuticals Inc. (“WEX” or the “Company”) advises that there has been no material change in the information contained in its Notice of Default dated August 17, 2007.
In compliance with regulatory requirements, WEX is disseminating and filing on SEDAR the attached Default Status Report.
About WEX Pharmaceuticals Inc.
WEX Pharmaceuticals Inc. is dedicated to the discovery, development, manufacture and commercialization of innovative drug products to treat pain. The Company’s principal business strategy is to derive drugs from naturally occurring toxins and develop proprietary products for the global market. The Company’s Chinese subsidiary sells generic products manufactured at its facility in China.
Forward Looking Statements and Information
This News Release contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. The company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.
For additional information on our products, visit us at www.wexpharma.com or call Dr. Edge Wang, President & CEO at 604-683-8880 or 1-800-722-7549.

DEFAULT STATUS REPORT
1. WEX Pharmaceuticals Inc. (“WEX”) advises that there has been no material change in the information contained in its Notice of Default dated August 17, 2007.
2. WEX expects to file its interim financial statements for its first fiscal quarter ended June 30, 2007 by October 14, 2007 as contemplated in the Notice of Default.
3. There is no other material information concerning the affairs of WEX that has not been generally disclosed as of the date hereof.
Dated the 29th day of August, 2007.
WEX PHARMACEUTICALS INC.

“Edge Wang” Authorized Signatory

WEX PHARMACEUTICALS INC.
Suite 1601 – 700 West Pender Street
Vancouver, BC Canada V6C 1G8
Tel: (604) 683-8880 Toll Free: 1-800-722-7549 Fax: (604) 683-8868
NEWS RELEASE

14/07	Aug 16, 2007
Toronto Stock Exchange Trading Symbol: WXI
http://www.wexpharma.com
E-mail: wex@wexpharma.com
NEW DATE SET FOR AGM — ACTING CFO RESIGNS
Vancouver, BC (August 16, 2007) WEX Pharmaceuticals Inc. (“WEX” or the “Company”) today announces that the Company has been obliged to postpone its Annual and Special Meeting of Shareholders by another five days, from September 12, 2007 to September 17, 2007. The postponement has been made necessary due to the obtaining the required approvals and the preparation of the package of shareholder materials taking longer than anticipated. The record date of July 27 remains unchanged. The Company expects to mail materials to shareholders on August 17, 2007.
The Company also announces with regret that its Controller Mr. Vaughn Balberan has resigned his position due to personal reasons. Since January 31, 2007, Mr. Balberan has acted as Chief Financial Officer pending a search for a replacement. His sudden departure leaves us in the unfortunate position of being unable to publish our interim financial statements for the first fiscal quarter ended June 30, 2007 by the deadline of August 14 , 2007.
In the circumstances the Company has voluntarily applied to the BC Securities Commission for an order precluding management from trading in the shares pending filing of the financial statements.
About WEX Pharmaceuticals Inc.
WEX Pharmaceuticals Inc. is dedicated to t he discovery, development, manufacture and commercialization of innovative drug products to treat pain. The Company’s principal business strategy is to derive drugs from naturally occurring toxins and develop proprietary products for the global market. The Company’s Chinese subsidiary sells generic products manufactured at its facility in China.
Forward Looking Statements and Information
This News Release contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking stateme nts. The company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.
For additional information on our products, visit us at www.wexpharma.com or call Dr. Edge Wang, President & CEO at 604-683-8880 or 1-800-722-7549.

August 17, 2007	REVISED
Alberta Securities Commission

Ontario Securities Commission

British Columbia Securities Commission

Autorité des marches financiers

Dear Sirs:
RE: WEX PHARMACEUTICALS INC.
Pursuant to a request from our Principal, we wish to advise you of the following dates in connection with their Annual and Special Meeting of Shareholders:

DATE OF MEETING:	September 17, 2007

RECORD DATE FOR NOTICE:	July 27, 2007

RECORD DATE FOR VOTING:	July 27, 2007

BENEFICIAL OWNERSHIP DETERMINATION DATE:	July 27, 2007

SECURITIES ENTITLED TO NOTICE:	COMMON

SECURITIES ENTITLED TO VOTE:	COMMON
Yours very truly,
CIBC MELLON TRUST COMPANY
Judy Power
Associate Manager, Trust Central Services
cc: CDS & Co. (Via Fax)
bb/NM_WEX
CIBC Mellon Trust Company is a licensed user of the CIBC and Mellon trademarks

WEX PHARMACEUTICALS INC.
(the “Corporation”)
TO: Shareholders of the Corporation
In accordance with applicable Canadian securities laws, shareholders of the Corporation may request to receive the Corporation’s interim and annual financial statements and related management’s discussion and analysis (“MD&A”). If you wish to receive such documents, please complete this form by checking the appropriate boxes below and return the form to us at:
WEX Pharmaceuticals Inc.
#1601-700 West Pender Street
Vancouver, B.C., Canada V6C 1G8
Tel: 604-683-8880 Fax: 604-683-8868

Please send me the Quarterly Interim Financial Statements for the remainder of 2007 and the first quarter ending June 30, 2008, together with the related MD&A	. . .

Please send me the Annual Report, consisting of the Annual Audited Financial Statements for the year ending March 31, 2008, together with the related MD&A	. . .

If you are a registered shareholder of the Corporation, our corporate legislation requires that we deliver our annual financial statements to you, unless you inform us that you do not wish to receive them. If this is the case, please check the box below and return this form in accordance with the instructions above:

I do not wish to receive the annual financial statements.	. . .

PLEASE PRINT NAME OF SHAREHOLDER

MAILING ADDRESS

CITY/TOWN

PROVINCE/STATE POSTAL/ZIP CODE
By signing below, I confirm that I am either a registered shareholder or a non-registered shareholder of the Corporation and that I consent to the collection and use of personal information for the purposes outlined above and to the disclosure to the Corporation and to its agents, including its registrar and transfer agent, for the purposes of administering the delivery of the documents described above:

DATE:

SIGNATURE OF SHAREHOLDER

WEX PHARMACEUTICALS INC.
Suite 1601 — 700 West Pender Street
Vancouver, BC Canada V6C 1G8
Tel: (604) 683-8880 Toll Free: 1-800-722-7549 Fax: (604) 683-8868
NEWS RELEASE

15/07	Aug 20, 2007
Toronto Stock Exchange Trading Symbol: WXI
http://www.wexpharma.com
E-mail: wex@wexpharma.com
MANAGEMENT CEASE TRADE ORDER GRANTED
Vancouver, BC (August 20, 2007) WEX Pharmaceuticals Inc. (“WEX” or the “Company”) today announces that further to its news release dated August 16, 2007, the BC Securities Commission has granted the Company an order precluding management and other insiders from trading in the Company’s shares pending filing of the Company’s interim financial statements for the first fiscal quarter ended June 30, 2007 along with the related Management’s Discussion and Analysis.
In compliance with regulatory requirements, WEX is disseminating and filing on SEDAR the attached Notice of Default.
About WEX Pharmaceuticals Inc.
WEX Pharmaceuticals Inc. is dedicated to the discovery, development, manufacture and commercialization of innovative drug products to treat pain. The Company’s principal business strategy is to derive drugs from naturally occurring toxins and develop proprietary products for the global market. The Company’s Chinese subsidiary sells generic products manufactured at its facility in China.
Forward Looking Statements and Information
This News Release contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. The company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.
For additional information on our products, visit us at www.wexpharma.com or call Dr. Edge Wang, President & CEO at 604-683-8880 or 1-800-722-7549.

NOTICE OF DEFAULT
1. WEX Pharmaceuticals Inc. (“WEX”) is unable to file its interim financial statements for its first fiscal quarter-ended June 30, 2007 prior to the filing deadline of August 14, 2007.
2. The reason for WEX’s inability to file the financial statements is that WEX’s acting CFO resigned on August 13, 2007 and did not complete the financial statements.
3. WEX expects to file the required financial statements by October 14, 2007.
4. The British Columbia Securities Commission may impose an issuer cease trade order (“CTO”) if the financial statements are not filed by October 14, 2007, which is two months after WEX’s filing deadline of August 14, 2007. Further, an issuer CTO may be imposed sooner if WEX fails to file its Default Status Reports within the required time limits.
5. WEX intends to satisfy the provisions of Appendix B to CSA Staff Notice 57-301 as long as it remains in default of the financial statement filing requirements.
6. There is no other material information concerning the affairs of WEX that has not been generally disclosed as of the date hereof.
Dated the 17th day of August, 2007.
WEX PHARMACEUTICALS INC.

“Edge Wang”
Authorized Signatory

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WEX Pharmaceuticals Inc.
Date: June 9, 2009	By:	/s/ Kwong Choo
		Name:	Kwong Choo
		Title:	Chief Financial Officer